1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated April 29, 2009

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F           x                      Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                                    No          x

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2009/04/29

Chunghwa Telecom Co., Ltd.

By:	/s/ Joseph C. P. Shieh
Name:	Joseph C. P. Shieh
Title:	Senior Vice President CFO

Exhibit

Exhibit	Description
1	Press Release to Report Operating Results for the First Quarter of 2009 and the Forecast for the Second Quarter of 2009

2	Financial Statements for the Three Months Ended March 31, 2009 and 2008 and Independent Accountants’ Review Report (Stand Alone)

3	Consolidated Financial Statements for the Three Months Ended March 31, 2009 and 2008 and Independent Accountants’ Review Report

4	GAAP Reconciliations of Consolidated Financial Statements for the Three Months Ended March 31, 2008 and 2009

Exhibit 1

Chunghwa Telecom Reports Operating Results for the First Quarter of 2009

And the Forecast for the Second Quarter of 2009

Taipei, Taiwan, R.O.C. – April 29, 2009 - Chunghwa Telecom Co., Ltd (TAIEX: 2412, NYSE: CHT) (“Chunghwa” or “the Company”), today reported its operating results for the first quarter of 2009. All figures are presented on a consolidated basis and prepared in accordance to generally accepted accounting principles in the Republic of China (“ROC GAAP”).

Dr. Shyue-Ching Lu, Chairman and Chief Executive Officer of Chunghwa Telecom commented, “For the first quarter of 2009, we continued to executive on our strategic focus of maintaining market leadership for our core services as well as expanding our digital-converged services such as broadband and mobile value-added services, MOD/IPTV, and key enterprise solutions. As a result, we are able to stabilize our top-line performance under the current adverse economic situation. In addition, I am pleased that our Board of Directors approved a third round of capital reduction program for us to return cash to shareholders in 2009. For this round, we estimate to return a total of NT$9.7 billion, which is a strong testament of our continued commitment to maximizing shareholder value.

Given the current global economic environment, decreased visibility, and increased market volatility, we are changing our customary guidance format. We want to be as transparent as possible, but also need to be prudent with regard to comments about future outlook. As a result, CHT has decided not to provide full-year guidance for 2009; instead, we will give guidance on a quarterly basis.”

(Comparisons, unless otherwise stated, are with respect to the prior year period)

Financial Highlights for 1Q09:

-	Total revenue decreased by 3.6% to NT$49.1 billion

-	Internet and data revenue decreased 0.5% to NT$12.5 billion

-	Mobile revenue decreased 3.1% to NT$17.6 billion; mobile VAS revenue increased by 18.5%

-	Net income totaled NT$10.8 billion, representing an increase of 0.7%

-	Earnings per share (“EPS”) remained flat at NT$1.11

Revenue

Given the global economic condition and the increasing market competition, Chunghwa’s total revenue for the first quarter of 2009 decreased by 3.6% year-over-year to NT$49.1 billion, of which 26.7% was from fixed-line services, 35.8% was from mobile services, 25.4% was from Internet and data services, and the remainder was mainly from handset sales from Chunghwa’s subsidiary SENAO on a consolidated basis.

For the mobile business, total revenue for the first quarter of 2009 amounted to NT$17.6 billion, representing a decline of 3.1% year-over-year. We made progress by increasing our subscriber numbers by 2.9% and by enhancing our VAS service revenues by 18.5% compared to 1Q2008.

However, these successes were offset by the economic downturn and the market competition.

The Internet and data revenue slightly decreased by 0.5% year-over-year to NT$12.5 billion, mainly because of the tariff cut for ISP and ADSL services.

The fixed-line revenue totaled NT$13.1 billion, decreasing 8.9% year-over-year. The local and domestic long distance revenues were decreased by 6.2% and 10.1% respectively, for the first quarter of 2009. These decreases were mainly due to the overall economic downturn, mobile and VOIP substitution. The international long distance revenue was decreased by 14.4% year-over-year, as a result of the overall economic downturn, VOIP substitution and the market competition.

Other revenue increased by 1.1% mainly due to the reclassification of non-core value added service from Internet and data service.

Costs and expenses

For the first quarter of 2009, total operating costs and expenses increased year-over-year by 1.3% to NT$35.0 billion, primarily due to the increase in personnel expense. This personnel expense increase was mainly because the Company increased the ceiling of performance-based bonus in order to encourage its employees.

Income tax

The Company’s income tax for the first quarter of 2009 was NT$3.3 billion, representing a 4.2% decrease compared to NT$3.5 billion for the first quarter of 2008. This was primarily due to the decrease in the taxable income resulted from the decline of operating profit.

EBITDA and net income

EBITDA for the first quarter of 2009 decreased by10.7% year-over-year to NT$23.4 billion, resulting in an EBITDA margin of 47.6%, down from 51.3% for the first quarter of 2008. The EBITDA decline was primarily due to the decrease in revenue and the increase in operating expenses. Net income for the first quarter of 2009 was NT$10.8 billion, representing an increase of 0.7% year-over-year. This net income growth was primarily attributable to the increase in the non-operating income and decrease in the income tax.

Capital Expenditure (“Capex”)

The capex for the first quarter of 2009 amounted NT$4.7 billion, a 13.8% decrease compared to that for the same period in 2008. Among the NT$4.7 billion capex, 73.6% was for wireline and 17.0% was for wireless.

Cash Flows

Net cash flow from operating activities decreased by 13.6% to NT$16.1 billion year-over year. The decrease was primarily because of the decline in EBIT year-over-year. Similarly, free cash flow for the first quarter of 2009 also decreased by 13.6% compared to the first quarter of 2008.

The Company’s cash and cash equivalents amounted to NT$69.2 billion as of the end of the first quarter of 2009.

Business Performance Highlights:

Internet and Data Services

■

By the end of March 2009, total HiNet subscribers decreased 0.4% year-over-year. Overall, the Company had 4.3 billion broadband subscribers (including ADSL and FTTx subscribers) at the end of March 2009, representing a 0.6% growth year-over-year. By the end of the first quarter of 2009, FTTx subscriptions with an average service speed of 10Mbps reached 1.19 million, representing 27.7% of total broadband subscribers.

■	As of the end of the first quarter of 2009, Chunghwa had 686,000 MOD subscribers, equivalent to 57.6% year-over-year increase.

Mobile Services

■	As of March 31, 2009, Chunghwa had 8.98 million mobile subscribers, up 2.9% compared to 8.72 million as of the first quarter of 2008.

■

Chunghwa remained the leading mobile operator in Taiwan. According to statistics published by the ROC National Communications Commission, the Company’s total subscriber market share (including 2G, 3G and PHS) was 35.1%, while the Company’s mobile revenue share was 34.0% as of the end of February 2009.

■	As of March 31, 2009, Chunghwa had 3.85 million 3G subscribers, representing a 48.9% increase as compared to that of the end of March 2008.

■

Mobile VAS revenue for the first quarter of 2009 was NT$2.05 billion, posting a 18.5% increase year-over-year. Of this increase, SMS revenue was up 12.9% and mobile Internet revenue increased by 49.6% year-over-year, respectively.

Fixed-line Services

■

As of the end of the first quarter of 2009, the Company maintained its leading fixed-line market position, with fixed-line subscribers totaling 12.66 million. According to statistics published by the ROC National Communications Commission, the Company’s fixed line subscriber market share was 97.3%.

Forecast for the Second Quarter 2009

Chunghwa will not provide full-year guidance for 2009 due to the current global economic environment, decreased visibility, and increased market volatility. Chunghwa will instead issue guidance on a quarterly basis for 2009. With this change, Chunghwa believes it will be able to provide the market with the most accurate and relevant information regarding future outlook.

CHUNGHWA TELECOM 2Q 2009 FINANCIAL FORECAST ON A NON-CONSOLIDATED BASIS

Item	2Q09E (NT$ billion)	1Q09A (NT$ billion)	2Q08A (NT$ billion)	% Changes
				QoQ	YoY
Revenue	45.60	45.21	46.64	0.86	(2.24)
Gross Profit	21.59	21.45	23.78	0.65	(9.22)
Operating Expenses	7.76	7.68	8.25	1.13	(5.95)
Operating Profit	13.82	13.77	15.53	0.38	(10.96)
Profit before Tax	14.03	14.02	15.93	0.05	(11.93)
EPS	$1.11	$1.11	$1.29	0.05	(13.94)
EBITDA	22.98	22.93	25.01	0.23	(8.09)
EBITDA Margin%	50.41	50.72	53.61	(0.63)	(5.99)
Acquisition of property, plant and equipment, long-term investments	7.27	4.47	5.91	62.69	22.96
Disposal of property, plant and equipment, long-term investments	—	—	1.82	—	(100.00)

Financial Statements

Financial statements and additional operational data can be found on the Company’s website at www.cht.com.tw/ir/filedownload.

About Chunghwa Telecom

Chunghwa Telecom (TAIEX 2412, NYSE: CHT) is the leading telecom service provider in Taiwan. Chunghwa Telecom provides fixed-line, mobile and Internet and data services to residential and business customers in Taiwan.

■ Note Concerning Forward-looking Statements

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Chunghwa may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Chunghwa’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors including, but not limited to: extensive regulation of telecom industry; the intensely competitive telecom industry; our relationship with our labor union; general economic and political conditions, including those related to the telecom industry; possible disruptions in commercial activities caused by natural and human induced events and disasters, including terrorist activity, armed conflict and highly contagious diseases, such as SARS; and those risks outlined in Chunghwa’s filings with the U.S. Securities and Exchange Commission, including its registration statements on Form F-1, F-3, F-6 and 20-F, in each case as amended. Chunghwa does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

This release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

■ Special Note Regarding Non-GAAP Financial Measures

A body of generally accepted accounting principles is commonly referred to as “GAAP”. A non-GAAP financial measure is generally defined by the SEC as one that purports to measure historical or future financial performance, financial position or cash flows but excludes or includes amounts that would not be so adjusted in the most comparable U.S. GAAP measure. We disclose in this report certain non-GAAP financial measures, including EBITDA. EBITDA for any period is defined as consolidated net income (loss) excluding (i) depreciation and amortization, (ii) total net comprehensive financing cost (which is comprised of net interest expense, exchange gain or loss, monetary position gain or loss and other financing costs and derivative transactions), (iii) other expenses, net, (iv) income tax, (v) cumulative effect of change in accounting principle, net of tax and (vi) (income) loss from discontinued operations.

In managing our business we rely on EBITDA as a means of assessing our operating performance. We believe that EBITDA can be useful to facilitate comparisons of operating performance between periods and with other companies because it excludes the effect of (i) depreciation and amortization, which represents a non-cash charge to earnings, (ii) certain financing costs, which are significantly affected by external factors, including interest rates, foreign currency exchange rates and inflation rates, which have little or no bearing on our operating performance, (iii) income tax and tax on assets and statutory employee profit sharing, which is similar to a tax on income and (iv) other expenses or income not related to the operation of the business.

EBITDA is not a measure of financial performance under ROC GAAP. EBITDA should not be considered as an alternate measure of net income or operating income, as determined on a consolidated basis using amounts derived from statements of operations prepared in accordance with ROC GAAP, as an indicator of operating performance or as cash flows from operating activity or as a measure of liquidity. EBITDA has material limitations that impair its value as a measure of a company’s overall profitability since it does not address certain ongoing costs of our business that could significantly affect profitability such as financial expenses and income taxes, depreciation, pension plan reserves or capital expenditures and associated charges. These non-GAAP measures are not in accordance with or an alternative for GAAP financial data, the non-GAAP results should be reviewed together with the GAAP results and are not intended to serve as a substitute for results under GAAP, and may be different from non-GAAP measures used by other companies. For more information on these non-GAAP financial measures, please see the tables captioned set forth at the end of this release and which shall be read together with the accompanying financial statements prepared under ROC GAAP.

If you have any questions in connection with the change of accounting policy, please contact the following person:

Contact name:	Ms. Fu-fu Shen

Phone:	+886 2 2344 5488

Fax:	+886 2 3393 8188

Email:	ffshen@cht.com.tw

Address:	CHUNGHWA TELECOM CO., LTD. 21-3 Hsinyi Road, Section 1, Taipei, Taiwan, Republic of China

Exhibit 2

                                                                         Chunghwa Telecom Co., Ltd.

                                                                         Financial Statements for the

                                                                         Three Months Ended March 31, 2009 and 2008 and

                                                                         Independent Accountants’ Review Report

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

The Board of Directors and Stockholders

Chunghwa Telecom Co., Ltd.

We have reviewed the accompanying balance sheets of Chunghwa Telecom Co., Ltd. as of March 31, 2009 and 2008, and the related statements of income and cash flows for the three months then ended, all expressed in New Taiwan dollars. These financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these financial statements based on our review.

Except for the matters described in the next paragraph, we conducted our reviews in accordance with Statement of Auditing Standards No. 36, “Review of Financial Statements”, issued by the Auditing Committee of the Accounting Research and Development Foundation of the Republic of China. A review consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of China, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an audit opinion.

As discussed in Note 12 to the financial statements, we did not review all financial statements of equity-accounted investments, the investments in which are reflected in the accompanying financial statements using the equity method of accounting. The aggregate carrying values of the equity method investees were NT$7,439,250 thousand and NT$6,169,658 thousand as of March 31, 2009 and 2008 and the equity in their net losses were NT$2,877 thousand and NT$31,680 thousand for the three months ended March 31, 2009 and 2008, respectively.

Based on our reviews, except for the effects of such adjustments, if any, as might have been determined to be necessary had the investment information mentioned in the preceding paragraph and related information been based on the investees’ reviewed financial statements, we are not aware of any material modifications that should be made to the financial statements referred to above for them to be in conformity with the Securities and Exchange Act, the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, requirements of the Business Accounting Law and Guidelines Governing Business Accounting relevant to financial accounting standards, and accounting principles generally accepted in the Republic of China.

As discussed in Note 3 to the financial statements, on January 1, 2008, the Company adopted Interpretation 96-052 issued by the Accounting and Research Development Foundation of the Republic of China that requires companies to record bonuses paid to employees, directors and supervisors as an expense rather than an appropriation of earnings.

We have also reviewed the consolidated financial statements of the Company and its subsidiaries as of and for the three months ended March 31, 2009 and 2008, and have issued a reserve review report.

April 21, 2009

Notice to Readers

The accompanying financial statements are intended only to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to review such financial statements are those generally accepted and applied in the Republic of China.

For the convenience of readers, the accountants’ review report and the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language accountants’ review report and financial statements shall prevail.

CHUNGHWA TELECOM CO., LTD.

BALANCE SHEETS

MARCH 31, 2009 AND 2008

(Amounts in Thousands of New Taiwan Dollars, Except Par Value Data)

(Reviewed, Not Audited)

	2009		2008
	Amount	%	Amount	%
ASSETS
CURRENT ASSETS
Cash and cash equivalents (Notes 2 and 4)	$64,381,376	15	$71,229,520	16
Financial assets at fair value through profit or loss (Notes 2 and 5)	8,865	—	417,396	—
Available-for-sale financial assets (Notes 2 and 6)	17,939,244	4	19,728,932	4
Held-to-maturity financial assets (Notes 2 and 7)	515,487	—	653,460	—
Trade notes and accounts receivable, net of allowance for doubtful accounts of $2,938,468 in 2009 and $3,218,245 in 2008 (Notes 2 and 8)	10,178,679	2	9,500,820	2
Receivables from related parties (Note 24)	305,236	—	236,656	—
Other current monetary assets (Notes 2, 9 and 26)	2,102,708	1	5,956,766	1
Inventories, net (Notes 2, 3 and 10)	816,103	—	649,008	—
Deferred income tax assets (Notes 2 and 21)	52,718	—	923,308	—
Other current assets (Note 11)	5,852,575	1	6,455,921	2

Total current assets	102,152,991	23	115,751,787	25

LONG-TERM INVESTMENTS
Investments accounted for using equity method (Notes 2 and 12)	8,769,953	2	7,529,636	2
Financial assets carried at cost (Notes 2 and 13)	2,521,907	—	2,261,048	—
Held-to-maturity financial assets (Notes 2 and 7)	3,926,522	1	766,285	—
Other monetary assets (Notes 14 and 25)	1,000,000	—	1,000,000	—

Total long-term investments	16,218,382	3	11,556,969	2

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 15 and 24)
Cost
Land	101,259,941	23	102,536,500	22
Land improvements	1,496,379	—	1,475,644	—
Buildings	62,647,458	14	62,212,666	13
Computer equipment	15,750,110	4	15,255,556	3
Telecommunications equipment	650,599,936	146	639,985,191	138
Transportation equipment	2,292,026	—	2,773,701	1
Miscellaneous equipment	7,217,760	2	7,571,465	2

Total cost	841,263,610	189	831,810,723	179
Revaluation increment on land	5,810,650	1	5,822,981	2

	847,074,260	190	837,633,704	181
Less: Accumulated depreciation	546,625,885	123	528,325,861	114

	300,448,375	67	309,307,843	67
Construction in progress and advances related to acquisitions of equipment	15,642,868	4	15,430,445	3

Property, plant and equipment, net	316,091,243	71	324,738,288	70

INTANGIBLE ASSETS (Note 2)
3G concession	7,298,936	2	8,047,545	2
Other	389,601	—	313,561	—

Total intangible assets	7,688,537	2	8,361,106	2

OTHER ASSETS
Idle assets (Note 2)	926,858	—	927,731	—
Refundable deposits	1,179,096	—	1,273,418	—
Deferred income tax assets (Notes 2 and 21)	1,490,762	1	1,335,679	1
Other (Note 24)	860,079	—	480,933	—

Total other assets	4,456,795	1	4,017,761	1

TOTAL	$446,607,948	100	$464,425,911	100

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Financial liabilities at fair value through profit or loss (Notes 2 and 5)	$104,743	—	$3,097,198	1
Trade notes and accounts payable	6,578,112	2	6,323,587	1
Payables to related parties (Note 24)	1,322,641	—	1,390,136	—
Income tax payable (Notes 2 and 21)	8,622,121	2	11,096,011	2
Accrued expenses (Notes 3 and 16)	12,651,958	3	11,227,587	3
Other current liabilities (Notes 2, 17 and 26)	14,570,711	3	13,536,001	3

Total current liabilities	43,850,286	10	46,670,520	10

DEFERRED INCOME	2,103,085	—	1,608,903	—

RESERVE FOR LAND VALUE INCREMENTAL TAX (Note 15)	94,986	—	94,986	—

OTHER LIABILITIES
Accrued pension liabilities (Notes 2 and 23)	5,173,685	1	4,508,849	1
Customers’ deposits	6,028,691	2	6,218,730	2
Deferred credit - profit on intercompany transactions (Note 24)	1,485,916	—	—	—
Other	366,998	—	480,082	—

Total other liabilities	13,055,290	3	11,207,661	3

Total liabilities	59,103,647	13	59,582,070	13

STOCKHOLDERS’ EQUITY (Notes 2, 6, 15, 18 and 19)
Common stock - $10 par value;
Authorized: 12,000,000 thousand shares
Issued: 9,696,808 thousand shares in 2009 and 9,557,777 thousand shares in 2008	96,968,082	22	95,577,769	20

Preferred stock -$10 par value	—	—	—	—

Additional paid-in capital
Capital surplus	179,193,581	40	198,308,651	43
Donated capital	13,170	—	13,170	—
Equity in additional paid-in capital reported by equity-method investees	3	—	3	—

Total additional paid-in capital	179,206,754	40	198,321,824	43

Retained earnings:
Legal reserve	52,859,566	12	48,036,210	10
Special reserve	2,675,894	—	2,678,723	1
Unappropriated earnings	52,061,466	12	55,291,784	12

Total retained earnings	107,596,926	24	106,006,717	23

Other adjustments
Cumulative translation adjustments	22,571	—	(8,015)	—
Unrecognized net loss of pension	(4)	—	(88)	—
Unrealized loss on financial instruments	(2,103,215)	—	(877,566)	—
Unrealized revaluation increment	5,813,187	1	5,823,200	1

Total other adjustments	3,732,539	1	4,937,531	1

Total stockholders’ equity	387,504,301	87	404,843,841	87

TOTAL	$446,607,948	100	$464,425,911	100

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche review report dated April 21, 2009)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF INCOME

FOR THE THREE MONTHS ENDED MARCH 31, 2009 AND 2008

(Amounts in Thousands of New Taiwan Dollars, Except Earnings Per Share)

(Reviewed, Not Audited)

	2009		2008
	Amount	%	Amount	%
NET REVENUES (Note 24)	$45,208,245	100	$46,726,020	100

OPERATING COSTS (Note 24)	23,761,295	53	23,238,292	50

GROSS PROFIT	21,446,950	47	23,487,728	50

OPERATING EXPENSES (Note 24)
Marketing	6,088,237	13	5,898,913	13
General and administrative	831,483	2	817,123	2
Research and development	755,363	2	729,245	1

Total operating expenses	7,675,083	17	7,445,281	16

INCOME FROM OPERATIONS	13,771,867	30	16,042,447	34

NON-OPERATING INCOME AND GAINS
Foreign exchange gain, net	210,804	1	—	—
Interest income	209,571	1	376,856	1
Equity in earnings of equity investees, net	75,456	—	60,641	—
Valuation gain on financial instruments, net	24,321	—	—	—
Gain on disposal of financial instruments, net	—	—	497,810	1
Other	186,740	—	48,531	—

Total non-operating income and gains	706,892	2	983,838	2

NON-OPERATING EXPENSES AND LOSSES
Loss on disposal of financial instruments, net	274,539	1	—	—
Impairment loss on assets	85,349	—	—	—
Loss on disposal of property, plant and equipment	2,856	—	19,469	—
Interest expenses	2,770	—	45	—
Valuation loss on financial instruments, net	—	—	2,180,749	5
Foreign exchange loss, net	—	—	713,755	1
Other	89,788	—	20,104	—

Total non-operating expenses and losses	455,302	1	2,934,122	6

INCOME BEFORE INCOME TAX	14,023,457	31	14,092,163	30

INCOME TAX EXPENSES (Notes 2 and 21)	3,236,068	7	3,376,055	7

NET INCOME	$10,787,389	24	$10,716,108	23

(Continued)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF INCOME

FOR THE THREE MONTHS ENDED MARCH 31, 2009 AND 2008

(Amounts in Thousands of New Taiwan Dollars, Except Earnings Per Share)

(Reviewed, Not Audited)

	2009		2008
	Income Before Income Tax	Net Income	Income Before Income Tax	Net Income
EARNINGS PER SHARE (Note 22)
Basic earnings per share	$1.45	$1.11	$1.45	$1.11

Diluted earnings per share	$1.44	$1.11	$1.45	$1.10

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche review report dated April 21, 2009)	(Concluded	)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2009 AND 2008

(Amounts in Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$10,787,389	$10,716,108
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for doubtful accounts	131,026	198,132
Depreciation and amortization	9,159,791	9,653,193
Amortization of premium (discount) of financial assets	4,142	(594)
Valuation loss (gain) on financial instruments, net	(24,321)	2,180,749
Loss (gain) on disposal of financial instruments, net	274,539	(497,810)
Impairment loss on assets	85,349	—
Valuation loss on inventories	13,296	6,064
Loss on disposal of property, plant and equipment, net	2,856	19,469
Equity in losses of equity method investees, net	(75,456)	(60,641)
Deferred income taxes	8,416	(886,062)
Changes in operating assets and liabilities:
Decrease (increase) in:
Financial assets held for trading	242,768	266,216
Trade notes and accounts receivable	(115,880)	773,232
Receivables from related parties	37,780	(25,030)
Other current monetary assets	53,805	1,225,284
Inventories	247,666	(100,614)
Other current assets	(1,669,918)	(3,208,014)
Increase (decrease) in:
Trade notes and accounts payable	(2,855,833)	(3,348,765)
Payables to related parties	(869,469)	(180,727)
Income tax payable	3,188,491	4,135,507
Accrued expenses	(3,028,644)	(3,729,494)
Other current liabilities	(112,033)	255,520
Deferred income	30,790	103,753
Accrued pension liabilities	9,297	596,885

Net cash provided by operating activities	15,525,847	18,092,361

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of available-for-sale financial assets	(5,000,000)	(4,725,000)
Proceeds from disposal of available-for-sale financial assets	1,093,285	1,684,806
Acquisition of held-to-maturity financial assets	(883,860)	(300,000)
Proceeds from disposal of held-to maturity financial assets	251,246	30,298
Acquisition of investments accounted for using equity method	(11,151)	(3,111,570)
Acquisition of financial assets carried at cost	—	(200,000)
Proceeds from disposal of financial assets carried at cost	—	354,933
Acquisition of property, plant and equipment	(4,454,875)	(5,408,107)
Proceeds from disposal of property, plant and equipment	—	2,050

(Continued)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2009 AND 2008

(Amounts in Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	2009	2008
Increase in intangible assets	$(36,651)	$(21,846)
Increase in other assets	(12,431)	(27,004)

Net cash used in investing activities	(9,054,437)	(11,721,440)

CASH FLOWS FROM FINANCING ACTIVITIES
Decrease in customers’ deposits	(52,993)	(83,559)
Decrease in other liabilities	(59,390)	(252,629)
Capital reduction	(19,115,554)	(9,557,777)

Net cash used in financing activities	(19,227,937)	(9,893,965)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(12,756,527)	(3,523,044)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	77,137,903	74,752,564

CASH AND CASH EQUIVALENTS, END OF PERIOD	$64,381,376	$71,229,520

SUPPLEMENTAL INFORMATION
Interest paid	$17	$45

Income tax paid	$39,161	$126,611

CASH AND NON-CASH INVESTING ACTIVITIES
Increase in property, plant and equipment	$3,622,330	$4,670,114
Payables to suppliers	832,545	737,993

	$4,454,875	$5,408,107

(Continued)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2009 AND 2008

(Amounts in Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

The following table presents the allocation of acquisition costs of InfoExplorer Co., Ltd., made during the three months ended March 31, 2009 to assets acquired and liabilities assumed, based on their fair values:

Cash and cash equivalents	$457,990
Receivables	1,674
Inventories	16,337
Other current assets	13,681
Property, plant, and equipment	20,261
Identifiable intangible assets	54,616
Refundable deposits	2,468
Other assets	2,338
Payables	(59,992)
Income tax payable	(587)
Other current liabilities	(4,685)

Total	504,101
Percentage of ownership	49.07%

247,362
Goodwill	36,138

Acquisition costs of acquired subsidiary (cash prepaid for long-term investments in December 2008)	$283,500

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche review report dated April 21, 2009)	(Concluded	)

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2009 AND 2008

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

(Reviewed, Not Audited)

1.	GENERAL

Chunghwa Telecom Co., Ltd. (“Chunghwa”) was incorporated on July 1, 1996 in the Republic of China (“ROC”) pursuant to the Article 30 of the Telecommunications Act. Chunghwa is a company limited by shares and, prior to August 2000, was wholly owned by the Ministry of Transportation and Communications (“MOTC”). Prior to July 1, 1996, the current operations of Chunghwa were carried out under the Directorate General of Telecommunications (“DGT”). The DGT was established by the MOTC in June 1943 to take primary responsibility in the development of telecommunications infrastructure and to formulate policies related to telecommunications. On July 1, 1996, the telecom operations of the DGT were spun-off to as Chunghwa which continues to carry out the business and the DGT continues to be the industry regulator.

As the dominate telecommunications service provider of fixed-line services in the ROC, Chunghwa is subject to additional regulations imposed by ROC.

Effective August 12, 2005, the MOTC had completed the process of privatizing Chunghwa by reducing the government ownership to below 50% in various stages. In July 2000, Chunghwa received approval from the Securities and Futures Commission (the “SFC”) for a domestic initial public offering and its common shares were listed and traded on the Taiwan Stock Exchange (the “TSE”) on October 27, 2000. Certain of Chunghwa’s common shares had been sold, in connection with the foregoing privatization plan, in domestic public offerings at various dates from August 2000 to July 2003. Certain of Chunghwa’s common shares had also been sold in an international offering of securities in the form of American Depository Shares (“ADS”) on July 17, 2003 and were listed and traded on the New York Stock Exchange (the “NYSE”). The MOTC sold common shares of Chunghwa by auction in the ROC on August 9, 2005 and completed the second international offering on August 12, 2005. Upon completion of the share transfers associated with these offerings on August 12, 2005, the MOTC owned less than 50% of the outstanding shares of Chunghwa and completed the privatization plan.

As of March 31, 2009 and 2008, the Company had 24,530 and 24,423 employees, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements were prepared in conformity with the Securities and Exchange Act, the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, requirements of the Business Accounting Law, Guidelines Governing Business Accounting relevant to financial accounting standards, and accounting principles generally accepted in the ROC (“ROC GAAP”). The preparation of financial statements requires management to make certain estimates and assumptions on allowances for doubtful accounts, valuation allowances on inventories, depreciation of property, plant and equipment, impairment of assets, bonuses paid to employees, remuneration to board of directors and supervisors, pension plans and income tax which are inherently uncertain. Actual results may differ from these estimates. The significant accounting policies are summarized as follows:

Classification of Current and Noncurrent Assets and Liabilities

Current assets are assets expected to be converted to cash, sold or consumed within one year from balance sheet date. Current liabilities are obligations expected to be settled within one year from balance sheet date. Assets and liabilities that are not classified as current are noncurrent assets and liabilities, respectively.

Cash Equivalents

Cash equivalents are commercial paper purchased with maturities of three months or less from the date of acquisition. The carrying amount approximates fair value.

Financial Assets and Liabilities at Fair Value Through Profit or Loss

Financial instruments classified as financial assets or financial liabilities at fair value through profit or loss (“FVTPL”) include financial assets or financial liabilities held for trading and are designated as FVTPL on initial recognition. The Company recognizes a financial asset or a financial liability when the Company becomes a party to the contractual provisions of the financial instrument. A financial asset is derecognized when the Company losses control of its contractual rights over the financial asset. A financial liability is derecognized when the obligation specified in the relevant contract is discharged, cancelled or expired.

Financial instruments at FVTPL are initially measured at fair value. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at FVTPL are recognized as expenses as incurred. Financial assets or financial liabilities at FVTPL are remeasured at fair value, subsequently with changes in fair value recognized in earnings. Cash dividends received subsequently (including those received in the period of investment) are recognized as income. On derecognition of a financial asset or a financial liability, the difference between its carrying amount and the sum of the consideration received and receivable or consideration paid and payable is recognized in earnings. A regular way purchases or sale of financial assets is accounted for using trade date accounting.

Derivatives that do not meet the criteria for hedge accounting is classified as financial assets or financial liabilities held for trading. When the fair value is positive, the derivative is recognized as a financial asset, when the fair value is negative, the derivative is recognized as a financial liability.

Available-for-sale Financial Assets

Available-for-sale financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Changes in fair value from subsequent remeasurement are reported as a separate component of stockholders’ equity. The corresponding accumulated gains or losses are recognized in earnings when the financial asset is derecognized from the balance sheet. A regular way purchase or sale of financial assets is accounted for using trade date accounting.

The recognition and derecognition of available-for-sale financial assets are similar to those of financial assets at FVTPL.

Fair values are determined as follows: Listed stocks - at closing prices at the balance sheet date; open-end mutual funds - at net asset values at the balance sheet date; bonds - quoted at prices provided by the Taiwan GreTai Securities Market; and financial assets and financial liabilities without quoted prices in an active market - at values determined using valuation techniques.

Cash dividends are recognized in earnings on the ex-dividend date, except for the dividends declared before acquisition are treated as a reduction of investment cost. Stock dividends are recorded as an increase in the number of shares and do not affect investment income. The total number of shares subsequent to the increase of stock dividends is used for recalculate cost per share.

An impairment loss is recognized when there is objective evidence that the financial asset is impaired. If, in a subsequent period, the amount of the impairment loss decreases, for equity securities, the previously recognized impairment loss is reversed to the extent to the decrease and recorded as an adjustment to stockholders’ equity; for debt securities, the amount of the decrease is recognized in earnings, provided that the decrease is clearly attributable to an event which occurred after the impairment loss was recognized.

Held-to-maturity Financial Assets

Held-to-maturity financial assets are carried at amortized cost using the effective interest method. Those financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Gains and losses are recognized at the time of derecognition, impairment or amortization. A regular way purchase or sale of financial assets is accounted for using trade date accounting.

If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases and the decrease is clearly attributable to an event which occurred after the impairment loss was recognized, the previously recognized impairment loss is reversed to the extent of the decrease. The reversal may not result in a carrying amount that exceeds the amortized cost that would have been determined as if no impairment loss had been recognized.

Revenue Recognition, Account Receivables and Allowance for Doubtful Receivables

Revenues are recognized when they are realized or realizable and earned. Revenues are realized or realizable and earned when the Company has persuasive evidence of an arrangement, the goods have been delivered or the services have been rendered to the customer, the sales price is fixed or determinable and collectibility is reasonably assured.

Revenue is measured at the fair value of the consideration received or receivable and represents amounts agreed between the Company and the customers for goods sold in the normal course of business, net of sales discounts and volume rebates. For trade receivables due within one year from the balance sheet date, as the nominal value of the consideration to be received approximates its fair value and transactions are frequent, fair value of the consideration is not determined by discounting all future receipts using an imputed rate of interest.

Usage revenues from fixed-line services (including local, domestic long distance and international long distance), cellular services, Internet and data services, and interconnection and call transfer fees from other telecommunications companies and carriers are billed in arrears and are recognized based upon minutes of traffic processed when the services are provided in accordance with contract terms.

The costs of providing services are recognized as incurred. Incentives to third party dealers for inducing business which are payable when the end user enters into an airtime contract are recognized in marketing expenses as incurred.

Other revenues are recognized as follows: (a) one-time subscriber connection fees (on fixed-line services) are deferred and recognized over the average expected customer service periods, (b) monthly fees (on fixed-line services, wireless and Internet and data services) are accrued every month, and (c) prepaid services (fixed line, cellular and Internet) are recognized as income based upon actual usage by customers or when the right to use those services expires.

Where the Company enters into transactions which involve both the provision of air time bundled with products such as 3G data card and handset, total consideration received from handsets in these arrangements is allocated and measured using units of accounting within the arrangement based on relative fair values limited to the amount that is not contingent upon the delivery of other items or services.

Where the Company sells products to third party cellular phone stores the Company records the direct sale of the products, typically handsets, as gross revenue when the Company is the primary obligor in the arrangement and when title is passed and the products are accepted by the stores.

An allowance for doubtful receivables is provided based on a review of the collectibility of accounts receivable. The Company determines the amount of allowance for doubtful receivables by examining the aging analysis of outstanding accounts receivable.

Inventories

Inventories including merchandise and work-in-process are stated at the lower of cost (weighted-average cost) or net realizable value item by item, except for those that may be appropriate to group items of similar or related inventories. Net realizable value is the estimated selling price of inventories less all estimated costs of completion and costs necessary to make the sale.

Investments Accounted for Using Equity Method

Investments in companies in which the Company exercises significant influence over the operating and financial policy decisions are accounted for by the equity method. Under the equity method, the investment is initially stated at cost and subsequently adjusted for its proportionate share in the net earnings of the investee companies. Any cash dividends received are recognized as a reduction in the carrying value of the investments.

Gains or losses on sales from the Company to equity method investees wherein the Company does not have substantial control over these equity method investees are deferred in proportion to the Company’s ownership percentage in the investees until such gains or losses are realized through transactions with third parties. Gains or losses on sales from the Company to equity method investees are eliminated if the Company has substantial control over these equity investees. Gains or losses on sales from equity method investees to the Company are deferred in proportion to the Company’s ownership percentages in the investees until they are realized through transactions with third parties.

Effective January 1, 2006, pursuant to the revised Statement of Financial Accounting Standards No. 5, the cost of an investment shall be analyzed and the difference between the cost of investment and the fair value of identifiable net assets acquired, representing goodwill, shall not be amortize and instead shall be tested for impairment annually. If the fair value of identifiable net assets acquired exceeds the cost of investment, the excess shall be proportionately allocated as reductions to fair values of noncurrent assets except (a) financial assets other than investments accounted for using equity method, (b) assets to be disposed of by sale, (c) deferred tax assets, and (d) prepaid assets relating to pension or other postretirement benefit plans. If any excess remains after reducing the aforementioned items, the remaining excess shall be recognized as an extraordinary gain.

When the Company subscribes for additional investees shares at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment in the investee differs from the amount of the Company share of the investee’s equity. The Company records such a difference as an adjustment to long-term investments with the corresponding amount charged or credited to additional paid-in capital to the extent available, with the balance charged to retained earnings.

Financial Assets Carried at Cost

Investments in equity instruments that do not have a quoted price in an active market and whose fair values cannot be reliably measured such as non-publicly traded stocks are measured at their original cost. If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. A subsequent reversal of such impairment loss is not allowed.

The accounting treatment for cash dividends and stock dividends arising from financial assets carried at cost is the same as that for cash dividends and stock dividends arising from available-for-sale financial assets.

Property, Plant and Equipment

Property, plant and equipment are stated at cost plus a revaluation increment, if any, less accumulated depreciation and accumulated impairment loss. The interest costs that are directly attributable to the acquisition, construction of a qualifying asset are capitalized as property, plant and equipment. Major renewals and betterments are capitalized, while maintenance and repairs are expensed as incurred.

When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of depreciation, as if no impairment loss had been recognized.

An impairment loss on a revalued asset is charged to “unrealized revaluation increment” under equity to the extent available, with the balance is recognized as a loss in earnings. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment loss could be reversed and recognized as a gain, with the remaining credited to “unrealized revaluation increment”.

Depreciation expense is computed using the straight-line method over the following estimated service lives: land improvements - 10 to 30 years; buildings - 10 to 60 years; computer equipment - 6 to 10 years; telecommunications equipment - 6 to 15 years; transportation equipment - 5 to 10 years; and miscellaneous equipment - 3 to 12 years.

Upon sale or disposal of property, plant and equipment, the related cost, accumulated depreciation, accumulated impairment losses and any unrealized revaluation increment are deducted from the corresponding accounts, and any gain or loss recorded as non-operating gains or losses in the period of sale or disposal.

Intangible Assets

Intangible assets mainly include 3G Concession, computer software and patents.

The 3G Concession is valid through December 31, 2018. The 3G Concession and any additional licensing fees are amortized on a straight-line basis from the date operations commence through the date the license expires. Computer software costs and patents are amortized using the straight-line method over the estimated useful lives of 3-20 years.

The Company adopted Statements of Financial Accounting Standards No. 37, “Intangible Assets.” Expenditure on research shall be expensed as incurred. Development Costs are capitalized when those costs meet relative criteria and are amortized using the straight-line method over estimated useful lives. Development costs do not meet relative criteria shall be expensed as incurred.

When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, as if no impairment loss had been recognized.

Idle Assets

Idle assets are carried at the lower of recoverable amount or carrying amount.

Pension Costs

For employees under defined benefit pension plans, pension costs are recorded based on actuarial calculations. For employees under defined contribution pension plans, pension costs are recorded based on the actual contributions made to employees’ individual pension accounts during their service periods.

Expense Recognition

The costs of providing services are recognized as incurred. The cost includes incentives to third party dealers for inducing business which are payable when the end user enters into an airtime contract.

Treasury Stock

Treasury stock is recorded at cost and shown as a reduction to stockholders’ equity. Upon cancellation of treasury stock, the treasury stock account is reduced and the common stock and capital surplus are reversed on a pro rata basis. If capital surplus is not sufficient, the difference is charged to retained earnings.

Income Tax

The Company applies inter-period allocations for its income tax, whereby deferred income tax assets and liabilities are recognized for the tax effects of temporary differences and unused tax credits. Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized. A deferred tax asset or liability is classified as current or noncurrent in accordance with the classification of its related asset or liability. However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or noncurrent based on the expected length of time before it is realized or settled.

Any tax credits arising from purchases of machinery, equipment and technology, research and development expenditures, personnel training, and investments in important technology-based enterprises are recognized using the flow-through method.

Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

Income taxes (10%) on undistributed earnings is recorded in the year of stockholders approval which is the year subsequent to the year the earnings are generated.

Foreign-currency Transactions

Foreign-currency transactions are recorded in New Taiwan dollars at the rates of exchange in effect when the transactions occur. Exchange gains or losses derived from foreign-currency transactions or monetary assets and liabilities denominated in foreign currencies are recognized in earnings. At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are revalued at prevailing exchange rates with the resulting gains or losses recognized in earnings.

The financial statements of foreign equity investees are translated into New Taiwan dollars at the following exchange rates. Assets and liabilities - spot rates at period-end; stockholders’ equity - historical rates, income and expenses - average rates during the period. The resulting translation adjustments are recorded as a separate component of stockholders’ equity.

Hedge Accounting

A hedging relationship qualifies for hedge accounting only if, all of the following conditions are met: (a) at the inception of the hedge, there is formal documentation of the hedging relationship and the entity’s risk management objective and strategy for undertaking the hedge; (b) the hedge is expected to be highly effective in achieving offsetting changes in fair value attributable to the hedged risk, consistently with the risk management strategy documented for that particular hedging relationship; (c) the effectiveness of the hedge can be reliably measured; (d) the hedge is assessed on an ongoing basis and determined actually to have been highly effective throughout the financial reporting periods for which the hedge was designated.

The gain or loss from remeasuring the hedging instrument at fair value and the gain or loss on the hedged item attributable to the hedged risk are recognized in earnings.

3.	EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES

The Company adopted the newly-revised Statements of Financial Accounting Standards No. 10, “Accounting for Inventories,” (“SFAS No. 10”) beginning from January 1, 2009, which requires inventories to be stated at the lower of cost (weighted-average cost) or net realizable value item by item, except for those that may be appropriate to group items of similar or related inventories. The inventory-related incomes and expenses shall be classified in operating cost. The adoption of the revised SFAS No. 10 does not have significant impact on the Company’s net income and basic earnings per share (after income tax) for the three months ended March 31, 2009. The Company reclassified the non-operating expenses of $6,064 thousand to operating costs for the three months ended March 31, 2008.

In March 2007, the ARDF issued an Interpretation 96-052 that requires companies to recognize bonuses paid to employees, directors and supervisors as an expense rather than an appropriation of earnings beginning from January 1, 2008. Beginning from 2009, such bonuses are classified as an operating activity for purposes of the statement of cash flows when paid.

4.	CASH AND CASH EQUIVALENTS

	March 31
	2009	2008
Cash
Cash on hand	$92,652	$84,432
Bank deposits	8,962,810	13,564,111
Negotiable certificate of deposit, annual yield rate - ranging from 0.185%-2.45% and 2.05%-4.544% for 2009 and 2008, respectively	41,650,000	37,146,452

	50,705,462	50,794,995

Cash equivalents
Commercial paper, annual yield rate - ranging from 0.16%-0.27% and 1.98%-2.00% for 2009 and 2008, respectively	13,675,914	20,434,525

	$64,381,376	$71,229,520

As of March 31, 2009 and 2008, foreign deposits in bank were as following:

	March 31
	2009	2008
United States of America - New York (US$712 thousand and US$327,024 thousand for 2009 and 2008, respectively)	$24,155	$9,943,154
Hong Kong (US$15,763 thousand, EUR 1 thousand, and GBP 2 thousand for 2009; US$36,885 thousand, EUR 519 thousand, JPY23,249 thousand and GBP 204 thousand for 2008)	534,751	1,165,853

	$558,906	$11,109,007

5.	FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	March 31
	2009	2008
Derivatives - financial assets
Forward exchange contracts	$8,865	$330,922
Index future contracts		86,474

	$8,865	$417,396

Derivatives - financial liabilities
Forward exchange contracts	$104,743	$12,602
Currency option contracts	—	3,075,125
Index future contracts	—	9,471

	$104,743	$3,097,198

Chunghwa entered into investment management agreements with a well-known financial institution (fund managers) to manage its investment portfolios in 2006. The investment portfolios managed by these fund managers aggregated to an original amount of US$100,000 thousand. Chunghwa will terminate the investment management agreements on April 14, 2009, and the fund managers will dispose of the investment portfolios before the termination date.

Chunghwa entered into forward exchange contracts and index future contracts to reduce its exposure to foreign currency risk and variability in operating results due to fluctuations in exchange rates and stock prices. However, derivatives that do not meet the criteria for hedge accounting is classified as financial assets or financial liabilities held for trading.

Outstanding forward exchange contracts on March 31, 2009 and 2008 were as follows:

	Currency	Maturity Period	Contract Amount (in Thousands)
March 31, 2009
Sell	EUR/USD	2009.04	EUR 3,540
	GBP/USD	2009.04	GBP 3,680
	JPY/USD	2009.04	JPY 304,000
	USD/NTD	2009.04	USD 96,000
	USD/EUR	2009.04	USD 4,514
	USD/GBP	2009.04	USD 5,278
	USD/JPY	2009.04	USD 3,137

(Continued)

	Currency	Maturity Period	Contract Amount (in Thousands)
March 31, 2008
Sell	EUR/USD	2008.05	EUR 17,800
	GBP/USD	2008.05	GBP 2,070
	JPY/USD	2008.05	JPY 444,000
	USD/NTD	2008.04-2008.06	USD 320,000

(Concluded)

The Company did not have any outstanding index future contracts on March 31, 2009.

Outstanding index future contracts on March 31, 2008 were as follows:

	Maturity Period	Units	Contract Amount (in Thousands)
March 31, 2008
AMSTERDAM IDX FUT	2008.04	13	EUR 1,088
CAC40 10 EURO FUT	2008.04	4	EUR 178
IBEX 35 INDX FUTR	2008.04	7	EUR 893
MINI S&P/MIB FUT	2008.06	34	EUR 1,037
FTSE 100 IDX FUT	2008.06	17	GBP 936
TOPIX INDEX FUTURE	2008.06	24	JPY 290,400
S&P 500 FUTURE	2008.06	16	USD 5,260
S&P 500 EMINI FUTURE	2008.06	47	USD 3,090

As of March 31, 2008, the amount paid for future deposit was $86,474 thousand, respectively.

In September 2007, Chunghwa entered into a 10-year, foreign currency derivative contract with Goldman Sachs Group Inc. (“Goldman”) and valuations were made biweekly starting from September 20, 2007 which were 260 valuation periods totally. Under the terms of the contract, if the NT dollar/US dollar exchange rate was less than NT$31.50 per US dollar at any two consecutive biweekly valuation dates during the valuation period starting from October 4, 2007 to September 5, 2017, Chunghwa was required to make a cash payment to Goldman. The settlement amount was determined by the difference between the applicable exchange rates and the base amount of US$4,000 thousand. Conversely, if the NT dollar/US dollar exchange rate was above NT$31.50 per US dollar using the same valuation methodology, Goldman would have a settlement obligation to Chunghwa determined using a base amount of US$2,000 thousand. Further, if the exchange rate was at or above NT$32.70 per US dollar starting from December 12, 2007 at any time, the contract would be terminated at that time. In accordance with the terms of the contract, Chunghwa deposited US$3,000 thousand with Goldman with annual yield rate of 8%. On October 21, 2008, the exchange rate was above NT$32.70 per US dollar, so the contract was terminated at that time.

Net losses arising from financial assets and liabilities at fair value through profit or loss for the three months ended March 31, 2009 and 2008 were $19,435 thousand (including realized settlement loss of $15,145 thousand and valuation loss of $4,290 thousand) and $1,879,511 thousand (including realized settlement gain of $271,175 thousand and valuation loss of $2,150,686 thousand), respectively.

6.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	March 31
	2009	2008
Open-end mutual funds	$17,748,321	$18,692,548
Real estate investment trust fund	190,923	239,939
Foreign listed stocks	—	796,445

	$17,939,244	$19,728,932

For the three months ended March 31, 2009 and 2008, movements of unrealized gain or loss on financial instruments mentioned above were as follows:

	Three Months Ended March 31
	2009	2008
Balance, beginning of period	$(2,255,905)	$35,232
Recognized in stockholders’ equity	(60,078)	(1,038,914)
Transferred to profit or loss	227,894	136,967

Balance, end of period	$(2,088,089)	$(866,715)

Global economic and financial circumstances have significantly changed. As a result, the Company determined that the impairment losses of available for sale financial assets is other-than-temporary in nature, and recorded impairment losses of $85,349 thousand and nil for the three months ended March 31, 2009 and 2008, respectively. Chunghwa recorded impairment losses of $1,139,105 thousand in 2008.

7.	HELD-TO-MATURITY FINANCIAL ASSETS

	March 31
	2009	2008
Corporate bonds, nominal interest rate ranging from 0.889%-4.75% and 0%-4% for 2009 and 2008, respectively; effective interest rate ranging from 0.889%-2.95% and 0.994%-4% for 2009 and 2008, respectively	$4,411,896	$1,349,078
Collateralized loan obligation, nominal and effective interest rate were both 2.175% for 2009 and 2008	30,113	70,667

	4,442,009	1,419,745
Less: Current portion	515,487	653,460

	$3,926,522	$766,285

8.	ALLOWANCE FOR DOUBTFUL ACCOUNTS

	Three Months Ended March 31
	2009	2008
Balance, beginning of period	$2,992,143	$3,290,123
Charge to expense for doubtful accounts	127,351	196,750
Accounts receivable written off	(181,026)	(268,628)

Balance, end of period	$2,938,468	$3,218,245

9.	OTHER CURRENT MONETARY ASSETS

	March 31
	2009	2008
Accrued custodial receipts from other carriers	$449,917	$596,452
Tax refund receivable	—	3,221,136
Other	1,652,791	2,139,178

	$2,102,708	$5,956,766

10.	INVENTORIES, NET

	March 31
	2009	2008
Merchandise	$396,373	$429,503
Work in process	419,730	219,505

	$816,103	$649,008

The operating costs related to inventories for the three months ended March 31, 2009 was $1,500,349 thousand, including the valuation loss on inventories of $13,296 thousand. The operating costs related to inventories for the three months ended March 31, 2008 was $1,205,140 thousand, including the valuation loss on inventories of $6,064 thousand.

11.	OTHER CURRENT ASSETS

	March 31
	2009	2008
Prepaid expenses	$2,482,558	$3,563,039
Spare parts	2,301,188	2,107,183
Prepaid rents	875,458	650,342
Miscellaneous	193,371	135,357

	$5,852,575	$6,455,921

12.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	March 31
	2009		2008
	Carrying Value	% of Owner- ship	Carrying Value	% of Owner- ship
Listed
Senao International Co., Ltd. (“SENAO”)	$1,412,162	29	$1,359,978	31
Non-listed
Light Era Development Co., Ltd. (“LED”)	2,966,151	100	2,995,448	100
Chunghwa Investment Co., Ltd. (“CHI”)	832,624	49	949,253	49
Chunghwa Telecom Singapore Pte., Ltd. (“CHTS”)	768,879	100	—	—
Chunghwa System Integration Co., Ltd. (“CHSI”)	747,188	100	830,403	100
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	574,203	40	594,782	40
CHIEF Telecom Inc. (“CHIEF”)	432,049	69	425,998	69
InfoExplorer Co., Ltd. (“IFE”)	280,152	49	—	—
Donghwa Telecom Co., Ltd. (“DHT”)	230,393	100	15,538	100
Chunghwa International Yellow Pages Co., Ltd. (“CIYP”)	139,935	100	64,108	100
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	96,647	33	—	—
Skysoft Co., Ltd. (“SKYSOFT”)	86,594	30	71,223	30
KingWaytek Technology Co., Ltd. (“KWT”)	74,335	33	71,452	33
Chunghwa Telecom Global, Inc. (“CHTG”)	70,037	100	68,391	100
Spring House Entertainment Inc. (“SHE”)	46,702	56	40,262	56
Chunghwa Telecom Japan Co., Ltd. (“CHTJ”)	11,902	100	—	—
ELTA Technology Co., Ltd. (“ELTA”)	—	—	42,800	32
New Prospect Investments Holdings Ltd. (B.V.I.) (“New Prospect”)	—	100	—	100
Prime Asia Investments Group Ltd. (B.V.I.) (“Prime Asia”)	—	100	—	100

	$8,769,953		$7,529,636

Chunghwa invested in Senao International Co., Ltd. (“SENAO”) in January 2007, for a purchase price of $1,065,813 thousand. Furthermore, on March 27, 2009, the board of directors of Chunghwa resolved to purchase 48,000 thousand common shares of SENAO through SENAO’s private placement. The purchase price of these common shares is not yet determined, and Chunghwa’s ownership of SENAO is expected to increase to 41% after the purchase. SENAO engages mainly in telecommunication facilities sales.

Chunghwa established 100% shares of Light Era Development Co., Ltd. (“LED”) by prepaying $3,000,000 thousand in January 2008. LED completed its incorporation on February 12, 2008. LED engages mainly in development of property for rent and sale.

Chunghwa established Chunghwa Telecom Singapore Pte., Ltd. (“CHTS”) in July 2008, for a purchase price of $200,000 thousand, and increase capital for $579,280 thousand in September 2008. CHTS engages mainly in data wholesale, IP Transit, IPLC, IP VPN, voice wholesale services, and reinvests in the world satellite business. ST-1 telecommunications satellite is expected be retired in 2011; therefore, CHTS and SingTelSat Pte., Ltd. established a joint venture, ST-2 Satellite Ventures Pte., Ltd. (“SSVP”) in Singapore in October 2008 in order to maintain the current service. SSVP will engage in the installation and the operation of ST-2 telecommunications satellite.

Chunghwa prepaid $283,500 thousand to invest in InfoExplorer Co., Ltd. (“IFE”) and the record date of capital increase of IFE was January 5, 2009. Chunghwa acquired 49% of ownership. Chunghwa has control of IFE by obtaining above half of seats of the board of directors of IFE on January 20, 2009, which was IFE’s stockholder’s meeting. IFE mainly engages in information system planning and maintenance, software development, and information technology consultation services.

Chunghwa invested in Donghwa Telecom Co., Ltd. (“DHT”) in December 2007 and September 2008 for a purchase price of $11,430 thousand and $189,833 thousand. DHT engages mainly in international telecommunications, IP fictitious internet and internet transfer services.

Chunghwa established Viettel-CHT Co., Ltd. (“Viettel-CHT”) with Viettel Co., Ltd. in Vietnam in April 2008, by investing $91,239 thousand cash at the end of 2008. Viettel-CHT engages mainly in IDC services.

Chunghwa invested in KingWaytek Technology Co., Ltd. (“KWT”) in January 2008, for a purchase price of $71,770 thousand. KWT engages mainly in publishing books, data processing and software services.

Chunghwa increased its ownership of Spring House Entertainment Inc. (“SHE”) from 30% to 56% in January 2008, for a purchase price of $39,800 thousand, and SHE becomes a subsidiary of Chunghwa. SHE engages mainly in network services, producing digital entertainment content and broadband visual sound terrace development.

Chunghwa established Chunghwa Telecom Japan Co., Ltd. (“CHTJ”), a 100% owned subsidiary in October 2008 by investing $6,140 thousand cash, and increased its investment on CHTJ by investing $11,151 thousand cash in January 2009. CHTJ engages mainly in telecommunication business, data processing and related services, development and sale of software and consulting services in telecommunication.

ELTA engages mainly in professional on-line and mobile value-added content aggregative services. Chunghwa sold all shares of ELTA with carrying value $51,152 thousand on July 23, 2008 for a selling price of $44,047 thousand and recognized a disposal loss of $7,105 thousand.

Chunghwa has established New Prospect Investments Holdings Ltd. (B.V.I.) (“New Prospect”) and Prime Asia Investments Group Ltd. (B.V.I.) (“Prime Asia”) in March 2006. Both holding companies are operating as investment companies and Chunghwa has 100% ownership right in an amount of US$1 in each holding company.

Chunghwa participated in So-net Entertainment Taiwan’s capital increase on April 3, 2009, by investing $60,008 thousand cash, and acquired 30% of its shares. So-net Entertainment Taiwan engages mainly in online service and sale of computer hardware.

The equity in earnings (losses) of equity investees for the three months ended March 31, 2009 and 2008, are based on unreviewed financial statements except the equity in earnings of SENAO.

The aggregate carrying values of the equity method investments whose financial statements have not been reviewed were $7,439,250 thousand and $6,169,658 thousand as of March 31, 2009 and 2008, respectively. The equity in losses were $2,877 thousand and $31,680 thousand for the three months ended March 31, 2009 and 2008, respectively.

13.	FINANCIAL ASSETS CARRIED AT COST

	March 31
	2009		2008
	Carrying Value	% of Owner- ship	Carrying Value	% of Owner- ship
Cost investees:
Taipei Financial Center (“TFC”)	$1,789,530	12	$1,789,530	12
Industrial Bank of Taiwan II Venture Capital Co., Ltd. (“IBT II”)	200,000	17	200,000	17
Global Mobile Corp. (“GMC”)	127,018	11	127,018	11
iD Branding Ventures (“iDBV”)	75,000	8	75,000	8
RPTI International (“RPTI”)	34,500	12	49,500	12
Essence Technology Solution, Inc. (“ETS”)	10,000	9	20,000	9

	2,236,048		2,261,048
Prepayments for long-term investments in stocks - Taipei Financial Center (“TFC”)	285,859	—	—	—

	$2,521,907		$2,261,048

Chunghwa invested in IBT II in January 2008, for a purchase price of $200,000 thousand. IBT II engages mainly in investment. IBT II completed its incorporation on February 13, 2008.

Chunghwa invested in GMC in December 2007, for a purchase price of $168,038 thousand for 16,796 thousand shares. GMC engages mainly in wire communication services and computer software wholesale and circuit engineering. The National Communications Commission (“NCC”) informed Chunghwa with the Communication Letter (#0974102087) on April 1, 2008 that its investment in GMC was not authorized by NCC, and notified Chunghwa on May 5, 2008 that Chunghwa should dispose of its investment in GMC no later than June 30, 2008, otherwise, NCC would fine Chunghwa according to the Telecommunication Act. In April 2008, Chunghwa disposed of a portion of its investment in GMC (4,100 thousand shares) and filed an appeal to NCC to suspend the enforcement. In July, 2008, NCC resolved that according to the Administrative Penalty Act, Chunghwa could not divest of its investment in the short time period provided and that Chunghwa would not be subject to fines as noted above. In October 2008, NCC revoked the original decree about Chunghwa’s investment in GMC, therefore, Chunghwa did not dispose of its remaining holding in GMC.

After evaluating the investments in RPTI and ETS, Chunghwa determined the investment in RPTI and ETS were impaired and recognized impairment losses of $15,000 thousand and $10,000 thousand, respectively, for the year ended December 31, 2008.

Chunghwa however, participated in TFC’s capital increase in October 2008 and prepaid $285,859 thousand. However, TFC is not expected to be able collect enough amount of capital increase within a specific period, therefore TFC’s board of directors held a meeting on April 10, 2009 and resolved to withdraw its capital increase plan from Securities and Futures Bureau of Financial Supervisory Commission, Executive Yuan (“SFC”). The prepayments will be returned to Chunghwa within ten days after TFC receives the approval notification from SFC.

The above investments that do not have a quoted market price in an active market and whose fair values cannot be reliably measured are carried at original cost.

14.	OTHER MONETARY ASSETS- NONCURRENT

	March 31
	2009	2008
Piping Fund	$1,000,000	$1,000,000

As part of the government’s effort to upgrade the existing telecommunications infrastructure, Chunghwa and other public utility companies were required by the ROC government to contribute a total of $1,000,000 thousand to a Piping Fund administered by the Taipei City Government. This funds was used to finance various telecommunications infrastructure projects.

15.	PROPERTY, PLANT AND EQUIPMENT

	March 31
	2009	2008
Cost
Land	$101,259,941	$102,536,500
Land improvements	1,496,379	1,475,644
Buildings	62,647,458	62,212,666
Computer equipment	15,750,110	15,255,556
Telecommunications equipment	650,599,936	639,985,191
Transportation equipment	2,292,026	2,773,701
Miscellaneous equipment	7,217,760	7,571,465

Total cost	841,263,610	831,810,723
Revaluation increment on land	5,810,650	5,822,981

	847,074,260	837,633,704

Accumulated depreciation
Land improvements	912,283	857,843
Buildings	16,513,194	15,445,037
Computer equipment	11,886,242	11,537,907
Telecommunications equipment	509,079,240	491,378,309
Transportation equipment	2,094,789	2,610,545
Miscellaneous equipment	6,140,137	6,496,220

	546,625,885	528,325,861

Construction in progress and advances payments	15,642,868	15,430,445

Property, plant and equipment, net	$316,091,243	$324,738,288

Pursuant to the related regulation, Chunghwa revalued its land owned as of April 30, 2000 based on the publicly announced value on July 1, 1999. These revaluations which have been approved by the Ministry of Auditing resulted in increases in the carrying values of property, plant and equipment of $5,986,074 thousand, liabilities for land value incremental tax of $211,182 thousand, and stockholders’ equity - other adjustments of $5,774,892 thousand.

The amendment to the Land Tax Act, relating to the article to permanently lower land value incremental tax, went into effect on February 1, 2005. In accordance with the lowered tax rates, Chunghwa recomputed its land value incremental tax, and reclassified the reserve for land value incremental tax of $116,196 thousand to stockholders’ equity - other adjustments. As of March 31, 2009, the unrealized revaluation increment was decreased to $5,813,187 thousand by disposal revaluation assets.

Depreciation expense on property, plant and equipment for the three months ended March 31, 2009 and 2008 amounted to $8,893,937 thousand and $9,404,591 thousand, respectively. No interest expense was capitalized for the three months ended March 31, 2009 and 2008.

16.	ACCRUED EXPENSES

	March 31
	2009	2008
Accrued salary and compensation	$7,294,292	$6,184,744
Accrued franchise fees	2,910,613	2,775,888
Other accrued expenses	2,447,053	2,266,955

	$12,651,958	$11,227,587

17.	OTHER CURRENT LIABILITIES

	March 31
	2009	2008
Advances from subscribers	$5,605,407	$5,268,143
Amounts collected in trust for others	2,201,597	2,376,548
Payables to equipment suppliers	1,925,844	1,489,220
Payables to contractors	1,114,070	781,358
Refundable customers’ deposits	997,543	937,671
Miscellaneous	2,726,250	2,683,061

	$14,570,711	$13,536,001

18.	STOCKHOLDERS’ EQUITY

Under Chunghwa’s Articles of Incorporation, Chunghwa’s authorized capital is $120,000,000,020, which is divided into 12,000,000,000 common shares (at $10 par value per share), which are issued and outstanding 9,696,808,181 shares, Chunghwa’s Articles of Incorporation and the Republic of China Telecommunications Act provide that the MOTC has the right to purchase two redeemable preferred shares at $10 (par value) in the event its ownership of Chunghwa falls below 50% of the outstanding common shares. On March 28, 2006, the board of directors approved the issuance of the 2 preferred shares, and the MOTC purchased the 2 preferred shares at par value on April 4, 2006. In accordance with the Articles of Incorporation of Chunghwa, the preferred shares would be redeemed by Chunghwa three years from the date of issuance at their par value. These preferred shares expired on April 4, 2009 and were redeemed on April 6, 2009.

The MOTC, as the holder of those preferred shares is entitled to the same rights as holders of common shares and certain additional rights as specified in Chunghwa’s Articles of Incorporation as follows:

a.	The holder of the preferred shares, or its nominated representative, will act as a director and/or supervisor during the entire period in which the preferred shares are outstanding.

b.	The holder of preferred shares has the same pre-emptive rights as holders of common shares when Chunghwa raises capital by issuing new shares.

c.	The holder of the preferred shares will have the right to veto on any change in the name of Chunghwa or the nature of its business and any transfer of a substantial portion of Chunghwa’s business or property.

d.	The holder of the preferred shares may not transfer the ownership. Chunghwa must redeem all outstanding preferred shares with par value within three years from the date of their issuance.

For the purpose of privatizing Chunghwa, the MOTC sold 1,109,750 thousand common shares of Chunghwa in an international offering of securities in the form of American Depositary Shares (“ADS”) amounting to 110,975 thousand units (one ADS represents ten common shares) on the New York Stock Exchange on July 17, 2003. Afterwards, the MOTC sold 1,350,682 thousand common shares in the form of ADS amounting to 135,068 thousand units on August 10, 2005. Subsequently, the MOTC and Taiwan Mobile Co., Ltd. sold 505,389 thousand and 58,959 thousand common shares of Chunghwa, respectively, in the form of ADS totally amounting to 56,435 thousand units on September 29, 2006. The MOTC and Taiwan Mobile Co., Ltd. have sold 3,024,780 thousand common shares in the form of ADS amounting to 302,478 thousand units. As of March 31, 2009, the outstanding ADSs were 1,375,513 thousand common shares, which equaled approximately 137,551 thousand units and represented 14.19 % of Chunghwa’s total outstanding common shares.

The ADS holders generally have the same rights and obligations as other common stockholders, subject to the provision of relevant laws. The exercise of such rights and obligations shall comply with the related regulations and deposit agreement, which stipulate, among other things, that ADS holders can, through deposit agents:

a.	Exercise their voting rights,

b.	Sell their ADSs, and

c.	Receive dividends declared and subscribe to the issuance of new shares.

Under the ROC Company Law, additional paid-in capital may only be utilized to offset deficits. For those companies having no deficits, additional paid-in capital arising from capital surplus can be used to increase capital stock and distribute to stockholders in proportion to their ownership at the ex-dividend date. Also, such amounts can only be declared as a stock dividend by Chunghwa at an amount calculated in accordance with the provisions of existing regulations. The combined amount of any portions capitalized each year may not exceed 10 percent of common stock issued. However, where a company undergoes an organizational change (such as a merger, acquisition, or reorganization) that results in the capitalization of undistributed earnings after the organizational change, the above restriction does not apply.

In addition, before distributing a dividend or making any other distribution to stockholders, Chunghwa must pay all outstanding taxes, recover any past losses and set aside a legal reserve equal to 10% of its net income, and depending on its business needs or requirements, may also set aside a special reserve. In accordance with the Articles of Incorporation, no less than 50% of the remaining earnings comprising remaining balance of net income, if any, plus cumulative undistributed earnings shall be distributed in the following order: (a) from 2% to 5% of distributable earnings shall be distributed to employees as employee bonus; (b) no more than 0.2% of distributable earnings shall be distributed to board of directors and supervisors as remuneration; and (c) cash dividends to be distributed shall not be less than 50% of the total amount of dividends to be distributed. If cash dividends to be distributed is less than $0.10 per share, such cash dividend shall be distributed in the form of common shares.

Chunghwa operates in a capital-intensive and technology-intensive industry and requires capital expenditures to sustain its competitive position in high-growth market. Thus, Chunghwa’s dividend policy takes into account future capital expenditure outlays. In this regard, a portion of the earnings may be retained to finance these capital expenditures. The remaining earnings can then be distributed as dividends if approved by the stockholders in the following year and will be recorded in the financial statements of that year.

For the three months ended March 31, 2009 and 2008, the accrual amounts for bonuses to employees and remuneration to directors and supervisors is based on management estimates including past experience and probable amount to be paid in accordance with Chunghwa’s Articles of Incorporation and Implementation Guidance for the Employee’s Bonus Distribution of Chunghwa Telecom Co., Ltd.

If the initial accrual amounts of the aforementioned bonus are different from the amounts proposed by the board of directors, the difference is charged to the earnings of the year making the initial estimate. Otherwise, the difference between initial accrual amount and the amount resolute in the stockholders’ meeting is charged to the earnings of the following year as a result of change in accounting estimate.

Under the ROC Company Law, the appropriation for legal reserve shall be made until the accumulated reserve equals the aggregate par value of the outstanding capital stock of Chunghwa. This reserve can only be used to offset a deficit, or when reaching 50% of the aggregate par value of the outstanding capital stock of Chunghwa, up to 50% of the reserve may, at the option of Chunghwa, be declared as a stock dividend and transferred to capital.

The appropriations and distributions of the 2008 earnings of Chunghwa have been proposed by the board of directors on March 27, 2009 and the appropriations and distributions of the 2007 earnings of Chunghwa have been approved by the stockholders on June 19, 2008 as follows:

	Appropriation of Earnings		Dividend Per Share
	2008	2007	2008	2007
Legal reserve	$4,127,675	$4,823,356	$—	$—
Special reserve	475	—	—	—
Reversal of special reserve	—	3,304	—	—
Cash dividends	37,138,775	40,716,130	3.83	4.26
Stock dividends	—	955,778	—	0.10
Employee bonus - cash	—	1,303,605	—	—
Employee bonus - stock	—	434,535	—	—
Remuneration to board of directors and supervisors	—	43,454	—	—

The amounts for bonuses to employees and remuneration to directors and supervisors proposed by the board of directors of Chunghwa on March 27, 2009, were $1,629,915 thousand and $38,807 thousand, respectively.

The appropriation of Chunghwa’s 2008 earnings has not been resolved by the stockholders as of the review report date. Information on the appropriation of 2008 earnings, employee bonus and remuneration to directors and supervisors resolved by the stockholders is available at the Market Observation Post System website.

The stockholders, at a special meeting held on August 14, 2008, resolved to transfer capital surplus in the amount of $19,115,554 thousand to common capital stock.

The above mentioned 2008 capital increase proposal was effectively registered with SFC. The board of directors resolved the ex- dividend date of the aforementioned proposal as October 25, 2008.

The stockholders, at the stockholders’ meeting held on August 14, 2008, also resolved to reduce the amount of capital in Chunghwa by a cash distribution to its stockholders in order to improve the financial condition of Chunghwa and better utilize its excess funds. The capital reduction plan was effected by a transfer of capital surplus in the amount of $19,115,554 thousand to common capital stock and was effectively registered with SFC. Chunghwa designated December 30, 2008 as the record date and March 9, 2009 as the stock transfer date of capital reduction. Subsequently, common capital stock was reduced by $19,115,554 thousand and a liability for the same amount of cash to be distributed to stockholders was recorded. Such cash payment to stockholders was made in March 2009.

The stockholders, at a meeting held on June 15, 2007, resolved to transfer capital surplus in the amount of $9,667,845 thousand to common capital stock.

The above mentioned 2007 capital increase proposal was effectively registered with SFC. The board of directors resolved the ex-dividend date of aforementioned proposal as August 1, 2007.

The stockholders, at the stockholders’ meeting held on June 15, 2007, also resolved to reduce the amount of capital in Chunghwa by a cash distribution to its stockholders in order to improve the financial condition of Chunghwa and better utilize its excess funds. The capital reduction plan was effected by a transfer of capital surplus in the amount of $9,667,845 thousand to common capital stock and was effectively registered with SFC. Chunghwa decided October 19, 2007 and December 29, 2007 as the record date and stock transfer date of capital reduction, respectively. Subsequently, common capital stock was reduced by $9,667,845 thousand and a liability for the actual amount of cash to be distributed to stockholders of $9,557,777 thousand was recorded. The difference between the reduction in common capital stock and the distribution amount represents treasury stock of $110,068 thousand held by Chunghwa and concurrently cancelled. Such cash payments to stockholder’s was made in January 2008.

19.	TREASURY STOCK

	Three Months Ended March 31
	2009	2008
Balance, beginning of the period	—	110,068
Decrease	—	110,068

Balance, end of the period	—	—

According to the Securities and Exchange Law of the ROC, total shares of treasury stock shall not exceed 10% of Chunghwa’s stock issued. The total amount of the shares bought back shall not be more than the total amount of retained earnings, capital surplus and realized additional paid-in capital. The Company shall neither pledge treasury stock nor exercise stockholders’ rights on these shares, such as rights to dividends and to vote.

In order to maintain its credit and stockholders’ equity, Chunghwa repurchased 121,075 thousand shares of treasury stock for $7,217,562 thousand from August 29, 2007 to October 25, 2007. On December 29, 2007, Chunghwa cancelled 11,007 thousand shares of treasury stock by reducing common stock of $110,068 thousand. The remaining 110,068 thousand shares of treasury stock amounted to $7,107,494 thousand was cancelled on February 21, 2008.

20.	COMPENSATION, DEPRECIATION AND AMORTIZATION EXPENSES

	Three Months Ended March 31, 2009
	Cost of Services	Operating Expenses	Total

Compensation expense
Salaries	$3,044,505	$2,078,882	$5,123,387
Insurance	185,741	124,797	310,538
Pension	401,097	282,481	683,578
Other compensation	2,109,622	1,434,400	3,544,022

	$5,740,965	$3,920,560	$9,661,525

Depreciation expense	$8,425,837	$468,100	$8,893,937

Amortization expense	$227,690	$37,944	$265,634

	Three Months Ended March 31, 2008
	Cost of Services	Operating Expenses	Total

Compensation expense
Salaries	$2,994,385	$2,046,055	$5,040,440
Insurance	166,352	118,570	284,922
Pension	400,701	283,401	684,102
Other compensation	1,868,699	1,277,889	3,146,588

	$5,430,137	$3,725,915	$9,156,052

Depreciation expense	$8,891,688	$512,903	$9,404,591

Amortization expense	$213,757	$34,629	$248,386

21.	INCOME TAX

a.	A reconciliation between income tax expense computed by applying the statutory income tax rate of 25% to income before income tax and income tax payable shown in the statements of income is as follows:

	Three Months Ended
	March 31
	2009	2008
Income tax expense computed at statutory income tax rate of 25% to income before income tax	$3,505,854	$3,523,031
Add (deduct) tax effects of:
Permanent differences	(43,998)	(135,079)
Temporary differences	9,485	1,099,566
Investment tax credits	(281,431)	(351,684)

Income tax payable	$3,189,910	$4,135,834

b.	Income tax expense consisted of the following:

	Three Months Ended
	March 31
	2009	2008
Income tax payable	$3,189,910	$4,135,834
Income tax - separated	37,331	126,283
Income tax - deferred	8,416	(886,062)
Adjustments of prior years’ income tax	411	—

	$3,236,068	$3,376,055

c.	Net deferred income tax assets (liabilities) consisted of the following:

	March 31
	2009	2008
Current
Provision for doubtful accounts	$494,770	$544,832
Abandonment of equipment not approved by National Tax Administration	40,239	—
Unrealized accrued expense	34,623	—
Valuation loss on financial instruments, net	7,616	696,545
Unrealized foreign exchange loss (gain)	(55,218)	199,401
Other	25,458	27,362

	547,488	1,468,140
Valuation allowance	(494,770)	(544,832)

Net deferred income tax assets - current	$52,718	$923,308

Noncurrent
Accrued pension cost	$1,410,537	$1,242,199
Impairment loss	80,225	80,510
Losses on disposal of property, plant and equipment	—	12,970

Net deferred income tax assets - noncurrent	$1,490,762	$1,335,679

d.	The related information under the Integrated Income Tax System is as follows:

	March 31
	2009	2008
Balance of Imputation Credit Account (“ICA”)	$7,343,493	$6,601,656

The estimated and the actual creditable ratios distribution of Chunghwa’s of 2008 and 2007 for earnings were 30.96% and 28.81%, respectively. The imputation credit allocated to stockholders is based on its balance as of the date of dividend distribution. The estimated creditable ratio may change when the actual distribution of imputation credit is made.

e.	Undistributed earnings information

As of March 31, 2009 and 2008, there is no earnings generated prior to June 30, 1998 in Chunghwa’s undistributed earnings.

Income tax returns through the year ended December 31, 2005 have been examined by the ROC tax authorities.

22.	EARNINGS PER SHARE

	Amount (Numerator)		Weighted- average Number of Common Shares Outstanding (Thousand) (Denominator)	Earning Per Share (Dollars)
	Income Before Income Tax	Net Income		Income Before Income Tax	Net Income
Three months ended March 31, 2009

EPS was calculated as follows:

Basic EPS
Income available to stockholders	$14,023,457	$10,787,389	9,696,808	$1.45	$1.11

SENAO’s stock-based compensation	(1,550)	(1,550)	—
Employee bonus	—	—	18,216

Diluted EPS
Income available to stockholders (including effect of dilutive potential common stock)	$14,021,907	$10,785,839	9,715,024	$1.44	$1.11

Three months ended March 31, 2008

EPS was calculated as follows:

Basic EPS
Income available to stockholders	$14,092,163	$10,716,108	9,696,808	$1.45	$1.11

SENAO’s stock-based compensation	(2,056)	(2,056)	—
Employee bonus	—	—	2,489

Diluted EPS
Income available to stockholders (including effect of dilutive potential common stock)	$14,090,107	$10,714,052	9,699,297	$1.45	$1.10

In March 2007, the ARDF issued an Interpretation 96-052 that requires companies to recognize bonuses paid to employees, directors and supervisors as an expense rather than an appropriation of earnings beginning from January 1, 2008. According to the Interpretation 97-169 issued by ARDF in May 2008, Chunghwa presumed that the employees bonuses to be paid will be settled in shares and takes those shares into consideration when calculating the weighted average number of outstanding shares used in the calculation of diluted EPS if the share have a dilutive effect for the three months ended March 31, 2009. The number of shares is calculated by dividing the amount of bonuses by the closing price of the Chunghwa’s shares of the balance sheet date. The dilutive effect of the shares needs to be considered until the stockholders resolve the number of shares to be distributed to employees in their meeting in the following year.

The diluted earnings per share for the three months ended March 31, 2009 and 2008 was due to the effect of potential common stock of stock options by SENAO.

23.	PENSION PLAN

Chunghwa completed privatization plans on August 12, 2005. Chunghwa is required to pay all accrued pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization in accordance with the Statute Governing Privatization of Stated-owned Enterprises. After paying all pension obligations for privatization, the plan assets of Chunghwa should be transferred to the Fund for Privatization of Government-owned Enterprises (the “Privatization Fund”) under the Executive Yuan. On August 7, 2006, Chunghwa transferred the remaining balance of fund to the Privatization Fund. However, according to the instructions of MOTC, Chunghwa would, on behalf of the MOTC to pay all accrued pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization.

The pension plan under the Labor Pension Act of ROC (the “LPA”) is effective beginning July 1, 2005 and this pension mechanism is considered as a defined contribution plan. Based on the LPA, Chunghwa makes monthly contributions to employees’ individual pension accounts at 6% of monthly salaries and wages.

Chunghwa’s pension plan is considered as a defined benefit plan under the Labor Standards Law that provide benefits based on an employee’s length of service and average six-month salary prior to retirement. Chunghwa contributes an amount at 15% or less of salaries paid each month to their respective pension funds (the Funds), which are administered by the Labor Pension Fund Supervisory Committee (the Committee) and deposited in the names of the Committees in the Bank of Taiwan.

The balance of Chunghwa’s plan assets subject to defined benefit plan were $4,945,033 thousand and $2,879,206 thousand as of March 31, 2009 and 2008, respectively.

Pension costs of Chunghwa were $702,024 thousand ($683,097 thousand subject to defined benefit plan and $18,927 thousand subject to defined contribution plan) and $700,303 thousand ($687,018 thousand subject to defined benefit plan and $13,285 thousand subject to defined contribution plan) for the three months ended March 31, 2009 and 2008, respectively.

24.	TRANSACTIONS WITH RELATED PARTIES

The ROC Government, one of Chunghwa’s customers, held significant equity interest in Chunghwa. Chunghwa provides fixed-line services, wireless services, Internet and data and other services to the various departments and institutions of the ROC Government and other state-owned enterprises in the normal course of business and at arm’s-length prices. The information on service revenues from government bodies and related organizations have not been provided because details of the type of transactions were not summarized by Chunghwa. Chunghwa believes that all costs of doing business are reflected in the financial statements.

a.	Chunghwa engages in business transactions with the following related parties:

Company	Relationship
Senao International Co., Ltd. (“SENAO”)	Subsidiary
Light Era Development Co., Ltd. (“LED”)	Subsidiary
Chunghwa Telecom Singapore Pte., Ltd. (“CHTS”)	Subsidiary
Chunghwa System Integration Co., Ltd. (“CHSI”)	Subsidiary
CHIEF Telecom, Inc. (“CHIEF”)	Subsidiary
InfoExplorer Co., Ltd. (“IFE”)	Subsidiary
Donghwa Telecom Co., Ltd. (“DHT”)	Subsidiary

(Continued)

Company	Relationship
Chunghwa International Yellow Pages Co., Ltd. (“CIYP”)	Subsidiary
Chunghwa Telecom Global, Inc. (“CHTG”)	Subsidiary
Spring House Entertainment Inc. (“SHE”)	Subsidiary
Chunghwa Telecom Japan Co., Ltd. (“CHTJ”)	Subsidiary
New Prospect Investments Holdings Ltd. (B.V.I.) (“New Prospect”)	Subsidiary
Prime Asia Investments Group Ltd. (B.V.I.) (“Prime Asia”)	Subsidiary
Uni-Gate Telecom Inc. (“Uni-Gate”)	Subsidiary of CHIEF
CHIEF Telecom (Hong Kong) Limited (“CHK”)	Subsidiary of CHIEF
Chief International Corp. (“CIC”)	Subsidiary of CHIEF
Concord Technology Co., Ltd. (“Concord”)	Subsidiary of CHSI
Glory Network System Service (Shanghai) Co., Ltd. (“Glory”)	Subsidiary of Concord
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	Equity-method investee
Skysoft Co., Ltd. (“SKYSOFT”)	Equity-method investee
ELTA Technology Co., Ltd. (“ELTA”)	Equity-method investee before Chunghwa sold all shares in July, 2008.
Senao Networks, Inc. (“SNI”)	Equity-method investee of SENAO
Chunghwa Precision Test Technical Co., Ltd. (“CHPT”)	Subsidiary of CHI

(Concluded)

b.	Significant transactions with the above related parties are summarized as follows:

	March 31
	2009		2008
	Amount	%	Amount	%
1) Receivables

Trade notes and accounts receivable
SENAO	$166,222	55	$156,628	66
DHT	48,859	16	—	—
CIYP	35,986	12	6,773	3
CHIEF	24,926	8	12,472	5
CHTG	14,857	5	56,807	24
SHE	13,409	4	—	—
Others	977	—	3,976	2

	$305,236	100	$236,656	100

	March 31
	2009		2008
	Amount	%	Amount	%
2) Payables

Trade notes payable, accounts payable and accrued expenses
SENAO	$582,554	44	$662,131	48
TISE	221,061	17	79,194	6
CHSI	121,005	9	124,609	9
CHIEF	46,950	4	18,106	1
CIYP	42,586	3	3,812	—
DHT	12,451	1	—	—
CHTG	11,347	1	16,166	1
Others	6,228	—	9,526	1

	1,044,182	79	913,544	66

Payable to construction supplier
TISE	22,712	2	37,996	3
CHSI	—	—	18,180	1
SENAO	—	—	13	—

	22,712	2	56,189	4

Amounts collected in trust for others
SENAO	234,659	18	411,631	29
CIYP	12,943	1	—	—
Others	8,145	—	8,772	1

	255,747	19	420,403	30

	$1,322,641	100	$1,390,136	100

	Three Months Ended March 31
	2009		2008
	Amount	%	Amount	%
3) Revenues

SENAO	$92,912	—	$609,801	1
CHIEF	65,499	—	43,468	—
DHT	23,082	—	—	—
CHTG	15,363	—	40,552	—
CIYP	4,181	—	20,544	—
Others	17,575	—	15,127	—

	$218,612	—	$729,492	1

	Three Months Ended March 31
	2009		2008
	Amount	%	Amount	%
4) Operating costs and expenses

SENAO	$1,394,146	5	$1,635,051	6
TISE	92,367	—	105,860	—
CHSI	85,278	—	56,891	—
CHIEF	77,954	—	42,886	—
CIYP	65,011	—	11,698	—
DHT	33,729	—	4,180	—
SHE	16,876	—	7,001	—
CHTG	12,113	—	11,532	—
ELTA	—	—	37,028	—
Others	397	—	2	—

	$1,777,871	5	$1,912,129	6

5) Acquisitions of property, plant and equipment

CHSI	$47,186	1	$120,164	2
TISE	9,779	—	47,647	1
Others	250	—	—	—

	$57,215	1	$167,811	3

The foregoing transactions with related parties were conducted as arm’s length transactions, except for the transactions with SENAO, CHIEF and CIYP were determined in accordance with mutual agreements.

25.	SIGNIFICANT COMMITMENTS AND CONTINGENCIES

As of March 31, 2009, Chunghwa’s remaining commitments under non-cancellable contracts with various parties were as follows:

a.	Acquisitions of land and buildings of $262,916 thousand.

b.	Acquisitions of telecommunications equipment of $17,748,339 thousand.

c.	Contracts to print billing, envelopes and telephone directories of $88,995 thousand.

d.	Chunghwa also has non-cancelable operating leases covering certain buildings, computers, computer peripheral equipment and operation system software under contracts that expire in various years. Future leases payments were as follows:

Year	Amount
2009 (from April 1, 2009 to December 31, 2009)	$1,240,516
2010	1,192,048
2011	902,447
2012	665,568
2013 and thereafter	477,046

e.	A commitment to contribute $2,000,000 thousand to a Piping Fund administered by the Taipei City Government, of which $1,000,000 thousand was contributed by Chunghwa on August 15, 1996 (classified as long-term investment - other monetary assets). If the fund is not sufficient, Chunghwa will contribute the remaining $1,000,000 thousand upon notification from the Taipei City Government. Based on Chunghwa’s understanding of the Piping Fund terms, if the project is considered to be no longer necessary by the ROC government, Chunghwa will receive back its proportionate share of the net equity of the Piping Fund upon its dissolution. Chunghwa does not know when its contribution to the Piping Fund will be returned; therefore, Chunghwa did not discount the face amount of its contribution on the Piping Fund.

f.	A portion of the land used by Chunghwa during the period July 1, 1996 to December 31, 2004 was co-owned by Chunghwa and Chunghwa Post Co., Ltd. (the former Chunghwa Post Co., Ltd. directorate General of Postal Service). In accordance with the claims process in Taiwan, on July 12, 2005, the Taiwan Taipei District Court sent a claim notice to Chunghwa to reimburse Chunghwa Post Co., Ltd. in the amount of $767,852 thousand for land usage compensation due to the portion of land usage area in excess of Chunghwa’s ownership and along with interest calculated at 5% interest rate from June 30, 2005 to the payment date. Chunghwa stated that both parties have the right to use co-management land without consideration. Chunghwa Post Co., Ltd. can’t request payment for land compensation. Furthermore, Chunghwa believes that the computation used to derive the land usage compensation amount is inaccurate because most of the compensation amount has expired as result of the expiration clause. Therefore, Chunghwa filed an appeal at the Taiwan Taipei District Court. On March 30, 2009, the Taiwan Taipei District Court rendered its judgment that Chunghwa only need to pay $16,870 thousand along with interest calculated at 5% per annum from July 23, 2005 and 4% of the court fees as of the court judgment compensation. Chunghwa will file an appeal at the Taiwan Taipei District Court within 20 days from the receipt of the copy of the court judgment.

g.	Giga Media filed a civil action against Chunghwa with the Taiwan Taipei District Court (the “Court”) on June 12, 2008. The complaint alleged that Chunghwa infringed Giga Media’s ROC Patent No. I 258284 which is a Point-to-Point Protocol over Ethernet (“PPPoE”) technique used to launch fixed IP of ADSL. Giga Media is seeking damages of $500,000 thousand and interest calculated at 5% for the period from one day following the date Chunghwa received the official notification from the Court to the payment date.

26.	FAIR VALUE OF FINANCIAL INSTRUMENTS

a.	Carrying amount and fair value of financial instruments were as follows:

	March 31
	2009		2008
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets
Cash and cash equivalents	$64,381,376	$64,381,376	$71,229,520	$71,229,520
Financial assets at fair value through profit or loss	8,865	8,865	417,396	417,396
Available-for-sale financial assets	17,939,244	17,939,244	19,728,932	19,728,932
Held-to-maturity financial assets - current	515,487	515,487	653,460	653,460
Trade notes and accounts receivable, net	10,178,679	10,178,679	9,500,820	9,500,820
Receivables from related parties	305,236	305,236	236,656	236,656
Other current monetary assets	2,102,708	2,102,708	5,956,766	5,956,766
Investments accounted for using equity method	8,769,953	10,106,426	7,529,636	9,922,307
Financial assets carried at cost	2,521,907	2,521,907	2,261,048	2,261,048

(Continued)

	March 31
	2009		2008
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Held-to-maturity financial assets-noncurrent	$3,926,522	$3,926,522	$766,285	$766,285
Other noncurrent monetary assets	1,000,000	1,000,000	1,000,000	1,000,000
Refundable deposits	1,179,096	1,179,096	1,273,418	1,273,418
Liabilities
Financial liabilities at fair value through profit or loss	104,743	104,743	3,097,198	3,097,198
Trade notes and accounts payable	6,578,112	6,578,112	6,323,587	6,323,587
Payables to related parties	1,322,641	1,322,641	1,390,136	1,390,136
Accrued expenses	12,651,958	12,651,958	11,227,587	11,227,587
Amounts collected in trust for others (included in “other current liabilities”)	2,201,597	2,201,597	2,376,548	2,376,548
Payables to equipment suppliers (included in “other current liabilities”)	1,925,844	1,925,844	1,489,220	1,489,220
Payables to contractors (included in “other current liabilities”)	1,114,070	1,114,070	781,358	781,358
Refundable customers’ deposits (included in “other current liabilities”)	997,543	997,543	937,671	937,671
Hedging derivative financial liabilities (included in “other current liabilities”)	30,716	30,716	13,000	13,000
Customers’ deposits	6,028,691	6,028,691	6,218,730	6,218,730

(Concluded)

b.	Methods and assumptions used in the estimation of fair values of financial instruments:

1)	The fair values of certain financial instruments recognized in the balance sheet generally correspond to the market prices of the financial assets. Because of the short maturities of these instruments, the carrying value represents a reasonable basis to estimate fair values. This method does not apply to the financial instruments discussed in Notes 2 and 3 below.

2)	If the financial assets/liabilities at fair value through profit or loss and the available-for-sale financial assets have quoted market prices in an active market, the quoted market prices are viewed as fair values. If the market prices of the available-for-sale financial assets are not readily available, valuation techniques are used incorporating estimates and assumptions that are consistent with prevailing market conditions.

3)	Long-term investments are based on the net asset values of the investments in investees, if quoted market prices are not available.

c.	Fair values of financial assets and liabilities using quoted market prices or valuation techniques were as follows:

	Amount Based on Quoted Market Price		Amount Determined Using Valuation Techniques
	March 31		March 31
	2009	2008	2009	2008
Assets

Financial assets at fair value through profit or loss	$8,865	$417,396	$—	$—
Available-for-sale financial assets	17,939,244	19,728,932	—	—
Hedging derivative financial assets (classified as other current monetary assets)	—	21,679	—	—

Liabilities

Financial liabilities at fair value through profit or loss	104,743	22,073	—	3,075,125
Hedging derivative financial liabilities (classified as other current liabilities)	30,716	13,000	—	—

d.	Information about financial risks

1)	Market risk

The foreign exchange rate fluctuations would result in Chunghwa’s foreign-currency-dominated assets and liabilities and outstanding forward exchange contracts exposed to rate risk.

The fluctuations of market price would result in the index future contracts exposed to price risk.

The financial instruments categorized as available-for-sale financial assets are mainly listed stocks and open-end mutual funds. Therefore, the market risk is the fluctuations of market price. In order to manage this risk, Chunghwa would assess the risk before investing, therefore, no material market risk are anticipated.

2)	Credit risk

Credit risk represents the potential loss that would be incurred by Chunghwa if the counter-parties or third-parties breached contracts. Financial instruments with positive fair values at the balance sheet date are evaluated for credit risk. The counter-parties or third-parties of the aforementioned financial instruments are reputable financial institutions. Management does not expect Chunghwa’s exposure to default by those parties to be material.

3)	Liquidation risk

Chunghwa has sufficient operating capital to meet cash needs upon settlement of derivative financial instruments. Therefore, the liquidation risk is low.

The financial instruments of the Company categorized as available-for-sale financial assets are publicly-traded, easily converted to cash. Therefore, no material liquidation risk are anticipated. The financial instruments categorized as financial assets carried at cost are investments that do not have a quoted market price in an active market. Therefore, material liquidation risk are anticipated.

4)	Cash flow interest rate risk

Chunghwa engages in investments in fixed-interest-rate debt securities. Therefore, cash flows from such securities are not expected to fluctuate significantly due to changes in market interest rates.

In addition, Chunghwa engages in investments in floating-interest-rate debt securities. The changes in market interest rate would impact the floating-interest rate; therefore, cash flows from such securities are expected to fluctuate due to changes in market interest rates.

e.	Fair value hedge

Chunghwa entered into forward exchange contracts is mainly to hedge the fluctuation in exchange rates of beneficiary certificate denominated in foreign currency, which is fair value hedge. The transaction was assessed as highly effective for the three months ended March 31, 2009 and 2008.

Outstanding forward exchange contracts for hedge as of March 31, 2009 and 2008:

	Currency	Maturity Period	Contract Amount (in Thousands)
March 31, 2009

Sell	USD/NTD	2009.04	USD 30,000

March 31, 2008

Sell	USD/NTD	2008.06	USD 65,000
	EUR/NTD	2008.05	EUR 25,000

As of March 31, 2009 and 2008, the forward exchange contract measured at fair value resulting in hedging derivative financial liability of $30,716 thousand and $13,000 thousand (classified as other current liabilities), respectively. As of March 31, 2008, the forward exchange contract measured at fair value resulting in hedging derivative financial asset of $21,679 thousand (classified as other current monetary assets).

According to the regulations of Securities and Futures Bureau, Chunghwa should disclose the derivative transactions of Chunghwa’s investees, SENAO, which was as follows:

1)	Holding period and contract amounts

SENAO entered into a forward exchange contract for the three months ended March 31, 2009 and 2008 to reduce the exposure to foreign currency risk.

Outstanding forward exchange contracts as of March 31, 2009 and 2008:

	Currency	Maturity Period	Contract Amount (in Thousands)
March 31, 2009

Buy	NTD/USD	2009.04	NTD 137,091

March 31, 2008

Buy	NTD/USD	2008.04	NTD 279,695

2)	Market risk

The foreign exchange rate fluctuations would result in SENAO’s foreign-currency-dominated assets and liabilities and open forward exchange contracts exposed to rate risk.

The financial instruments categorized as available-for-sale financial assets are mainly beneficiary certificates. Therefore, the market risk is the fluctuations of market price. In order to manage this risk, SENAO would assess the risk before investing, therefore, no material market risk are anticipated.

3)	Credit risk

Credit risk represents the potential loss that would be incurred by SENAO if the counter-parties or third-parties breached contracts. Financial instruments with positive fair values at the balance sheet date are evaluated for credit risk. The counter-parties or third-parties to the aforementioned financial instruments are reputable financial institutions and companies. Management does not expect SENAO’s exposure to default by those parties to be material. The maximum credit exposures of SENAO’s financial instruments are the same as its carrying amounts.

4)	Liquidation risk

SENAO has sufficient operating capital to meet cash needs upon settlement of derivative financial instruments. Therefore, the liquidation risk is low.

SENAO’s investments in domestic open-end mutual funds are traded in active markets and can be disposed readily approximately to their fair values. The financial instruments categorized as financial assets carried at cost are investments that do not have a quoted market price in an active market; therefore, material liquidation risk would be anticipated on financial assets carried at cost.

27.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the SFC for Chunghwa and its investees:

a.	Financing provided: None.

b.	Endorsement/guarantee provided: None.

c.	Marketable securities held: Please see Table 1.

d.	Marketable securities acquired and disposed of at costs or prices at least $100 million or 20% of the paid-in capital: Please see Table 2.

e.	Acquisition of individual real estate at costs of at least $100 million or 20% of the paid-in capital: None.

f.	Disposal of individual real estate at prices of at least $100 million or 20% of the paid-in capital: None.

g.	Total purchase from or sale to related parties amounting to at least $100 million or 20% of the paid-in capital: Please see Table 3.

h.	Receivables from related parties amounting to $100 million or 20% of the paid-in capital: Please see Table 4.

i.	Names, locations, and other information of investees on which Chunghwa exercises significant influence: Please see Table 5.

j.	Financial transactions: Please see Notes 5 and 26.

k.	Investment in Mainland China: Please see Table 6.

TABLE 1

CHUNGHWA TELECOM CO., LTD.

MARKETABLE SECURITIES HELD

MARCH 31, 2009

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2009								Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)			Percentage of Ownership	Market Value or Net Asset Value
0	Chunghwa Telecom Co., Ltd.	Stocks
		Senao International Co., Ltd.	Subsidiary	Investments accounted for using equity method	71,773		$1,412,162		29		$2,806,330		Note 4
		Light Era Development Co., Ltd.	Subsidiary	Investments accounted for using equity method	300,000		2,966,151		100		2,966,582		Note 1
		Chunghwa Investment Co., Ltd.	Equity-method investee	Investments accounted for using equity method	98,000		832,624		49		908,816		Note 1
		Chunghwa Telecom Singapore Pte. Ltd.	Subsidiary	Investments accounted for using equity method	34,869		768,879		100		768,879		Note 1
		Chunghwa System Integration Co., Ltd.	Subsidiary	Investments accounted for using equity method	60,000		747,188		100		654,075		Note 1
		Taiwan International Standard Electronics Co., Ltd.	Equity-method investee	Investments accounted for using equity method	1,760		574,203		40		746,956		Note 1
		CHIEF Telecom Inc.	Subsidiary	Investments accounted for using equity method	37,942		432,049		69		383,059		Note 1
		InfoExplorer Co., Ltd.	Subsidiary	Investments accounted for using equity method	22,498		280,152		49		224,208		Note 1
		Donghwa Telecom Co., Ltd.	Subsidiary	Investments accounted for using equity method	51,590		230,393		100		230,393		Note 1
		Chunghwa International Yellow Pages Co., Ltd.	Subsidiary	Investments accounted for using equity method	15,000		139,935		100		140,662		Note 1
		Viettel-CHT Co., Ltd.	Equity-method investee	Investments accounted for using equity method	3,000		96,647		33		96,647		Note 1
		Skysoft Co., Ltd.	Equity-method investee	Investments accounted for using equity method	4,438		86,594		30		47,227		Note 1
		KingWaytek Technology Co., Ltd.	Equity-method investee	Investments accounted for using equity method	1,002		74,335		33		19,172		Note 1
		Chunghwa Telecom Global, Inc.	Subsidiary	Investments accounted for using equity method	6,000		70,037		100		69,665		Note 1
		Spring House Entertainment Inc.	Subsidiary	Investments accounted for using equity method	5,996		46,702		56		31,854		Note 1
		Chunghwa Telecom Japan Co., Ltd.	Subsidiary	Investments accounted for using equity method	1		11,902		100		11,901		Note 1
		New Prospect Investments Holdings Ltd. (B.V.I.)	Subsidiary	Investments accounted for using equity method	—	US$	(1 dollar	)	100	US$	(1 dollar	)	Note 2
		Prime Asia Investments Group Ltd. (B.V.I.)	Subsidiary	Investments accounted for using equity method	—	US$	(1 dollar	)	100	US$	(1 dollar	)	Note 2
		Taipei Financial Center	—	Financial assets carried at cost	172,927		1,789,530		12		1,408,325		Note 1
		Industrial Bank of Taiwan II Venture Capital Co., Ltd. (IBT II)	—	Financial assets carried at cost	20,000		200,000		17		198,901		Note 1
		Global Mobile Corp.	—	Financial assets carried at cost	12,696		127,018		11		119,777		Note 1
		iD Branding Ventures	—	Financial assets carried at cost	7,500		75,000		8		77,298		Note 1
		PRTI International	—	Financial assets carried at cost	9,234		34,500		12		34,960		Note 1
		Essence Technology Solution, Inc.	—	Financial assets carried at cost	2,000		10,000		9		5,652		Note 1
		Taipei Financial Center	—	Prepayments for long-term investments in stock	28,586		285,859		—		285,859		Note 7

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2009				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value
		REITS
		Fubon No. 1 Fund	—	Available-for-sale financial assets	10,000	$100,000	—	$100,400	Note 4
		Cathay No. 2 REIT	—	Available-for-sale financial assets	2,288	22,880	—	20,523	Note 4
		Gallop No. 1 REIT	—	Available-for-sale financial assets	10,000	100,000	—	70,000	Note 4

		Beneficiary certificates (mutual fund)
		Polaris /P-shares Taiwan Dividend + ETF	—	Available-for-sale financial assets	600	15,000	—	9,606	Note 3
		PCA Well Pool Fund	—	Available-for-sale financial assets	117,079	1,500,000	—	1,517,525	Note 3
		Yuan Ta Wan Tai Bond Fund	—	Available-for-sale financial assets	104,520	1,500,000	—	1,510,280	Note 3
		Mega Diamond Bond Fund	—	Available-for-sale financial assets	126,106	1,500,000	—	1,501,333	Note 3
		Polaris De-Li Fund	—	Available-for-sale financial assets	225,901	3,500,000	—	3,518,953	Note 3
		Fuh-Hwa Bond Fund	—	Available-for-sale financial assets	108,849	1,500,000	—	1,501,186	Note 3
		MFS Meridian Emerging Markets Debt Fund	—	Available-for-sale financial assets	336	208,578	—	219,138	Note 3
		Fidelity US High Yield Fund	—	Available-for-sale financial assets	535	206,588	—	148,180	Note 3
		MFS Meridian Funds-Strategic Income Fund	—	Available-for-sale financial assets	316	132,592	—	120,963	Note 3
		Fidelity Fds Intl Bond	—	Available-for-sale financial assets	14,644	565,387	—	510,581	Note 3
		Credit Suisse BF (Lux) Euro Bond Fund	—	Available-for-sale financial assets	4	55,632	—	65,018	Note 3
		Fidelity European High Yield Fund	—	Available-for-sale financial assets	324	126,425	—	86,192	Note 3
		Parvest Europe Convertible Bond Fond	—	Available-for-sale financial assets	78	443,097	—	328,964	Note 3
		JPMorgan Funds-Global Convertibles Fund (EUR)	—	Available-for-sale financial assets	868	491,450	—	368,274	Note 3
		Parvest Euro Bond	—	Available-for-sale financial assets	39	287,400	—	285,458	Note 3
		Fuh-Hwa Aegis Fund	—	Available-for-sale financial assets	17,813	234,684	—	189,357	Note 3
		AGI Global Quantitative Balanced Fund	—	Available-for-sale financial assets	22,968	267,269	—	234,504	Note 3
		Capital Asset Manager Income	—	Available-for-sale financial assets	11,285	200,000	—	151,875	Note 3
		Fuh Hwa Life Goal Fund	—	Available-for-sale financial assets	6,832	100,000	—	84,595	Note 3
		Fuh Hwa Asia Pacific Balanced	—	Available-for-sale financial assets	7,764	100,000	—	63,820	Note 3
		Asia-Pacific Mega - Trend Fund	—	Available-for-sale financial assets	13,059	175,000	—	113,091	Note 3
		AIG Flagship Global Balanced Fund of Funds	—	Available-for-sale financial assets	25,679	350,000	—	266,550	Note 3
		Franklin Templeton Global Bond Fund of Funds	—	Available-for-sale financial assets	18,089	200,000	—	197,110	Note 3
		Cathay Global Aggressive Fund of Funds	—	Available-for-sale financial assets	14,692	200,000	—	128,700	Note 3
		Polaris Global Emerging Market Funds	—	Available-for-sale financial assets	9,791	150,000	—	80,875	Note 3
		HSBC Global Fund of Bond Funds	—	Available-for-sale financial assets	22,838	250,000	—	239,612	Note 3
		Fubon Taiwan Selected Fund	—	Available-for-sale financial assets	100,000	618,104	—	649,000	Note 3
		HSBC Taiwan Balanced Strategy Fund	—	Available-for-sale financial assets	100,000	769,374	—	758,000	Note 3
		Cathay Chung Hwa No. 1 Fund	—	Available-for-sale financial assets	100,000	710,886	—	652,000	Note 3
		Fuh Hwa Power Fund III	—	Available-for-sale financial assets	100,000	677,182	—	697,000	Note 3
		JPM (Taiwan) JF Balanced Fund	—	Available-for-sale financial assets	2,462	50,000	—	41,068	Note 3
		MFS Meridian Funds-Global Equity Fund (A1 class)	—	Available-for-sale financial assets	253	262,293	—	159,184	Note 3
		Fidelity Fds International	—	Available-for-sale financial assets	128	163,960	—	88,409	Note 3
		Fidelity Fds America	—	Available-for-sale financial assets	937	163,960	—	96,801	Note 3
		JPMorgan Funds-Global Dynamic Fund (B)	—	Available-for-sale financial assets	303	165,640	—	90,391	Note 3
		MFS Meridian Funds-Research International Fund (A1 share)	—	Available-for-sale financial assets	173	131,920	—	70,676	Note 3
		Fidelity Fds Emerging Markets	—	Available-for-sale financial assets	144	122,175	—	50,279	Note 3
		Credit Suisse Equity Fund (Lux) Global Resources	—	Available-for-sale financial assets	13	162,990	—	74,105	Note 3

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2009				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value
		Fidelity Euro Balanced Fund	—	Available-for-sale financial assets	879	$560,819	—	$365,255	Note 3
		Fidelity Fds World	—	Available-for-sale financial assets	295	171,568	—	85,272	Note 3
		Fidelity Fds Euro Blue Chip	—	Available-for-sale financial assets	259	233,543	—	114,061	Note 3
		MFS Meridian Funds - European Equity Fund (A1 share)	—	Available-for-sale financial assets	171	178,920	—	92,138	Note 3
		Henderson Horizon Fund - Pan European Equity Fund	—	Available-for-sale financial assets	230	180,886	—	110,493	Note 3
		JPM (Taiwan) Global Balanced Fund	—	Available-for-sale financial assets	9,071	125,000	—	112,449	Note 3

		Bonds
		Mega Securities Corp. 1st Unsecured Corporate Bonds in 2007	—	Held-to-maturity financial assets	—	150,000	—	150,000	Note 6
		KGI Securities 1st Unsecured Corporate Bonds 2007-B Issue	—	Held-to-maturity financial assets	—	100,000	—	100,000	Note 6
		Mega Financial Holding 1st Unsecured Corporate Bond 2007-B Issue	—	Held-to-maturity financial assets	—	200,000	—	200,000	Note 6
		Mega Securities Corp. 1st Unsecured Corporate Bond 2008 - A issue	—	Held-to-maturity financial assets	—	300,000	—	300,000	Note 6
		Taiwan Power Co. 1st Unsecured Bond-B Issue in 2001	—	Held-to-maturity financial assets	—	272,170	—	272,170	Note 6
		Formosa Petrochemical Corp.	—	Held-to-maturity financial assets	—	99,852	—	99,852	Note 6
		Taiwan Power Company 3rd Boards in 2008	—	Held-to-maturity financial assets	—	149,922	—	149,922	Note 6
		GreTai Company 1st Unsecured Corporate Bonds-A issue in 2008	—	Held-to-maturity financial assets	—	100,000	—	100,000	Note 6
		China Development Industrial B	—	Held-to-maturity financial assets	—	197,199	—	197,199	Note 6
		Fubon Financial Holding Company 2005 1st Unsecured Debenture	—	Held-to-maturity financial assets	—	99,304	—	99,304	Note 6
		Formosa Petrochemical Corporation 3rd Unsecured Corporate Bonds Issue in 2008.	—	Held-to-maturity financial assets	—	49,920	—	49,920	Note 6
		Cathay United Bank 9St Financial Debentures-03 Issue in 2004	—	Held-to-maturity financial assets	—	199,877	—	199,877	Note 6
		Hua Nan Commercial Bank the Tenth Subordinate Financial Debentures Issue in 2003	—	Held-to-maturity financial assets	—	200,095	—	200,095	Note 6
		Hua Nan Commercial Bank 2nd of the two Subordinate Financial Debentures Issue in 2004	—	Held-to-maturity financial assets	—	99,925	—	99,925	Note 6
		China Development Industrial Bank 2nd Financial Debentures issue in 2006	—	Held-to-maturity financial assets	—	198,254	—	198,254	Note 6
		China Development Financial Holding Corporation 1st Unsecured Corporate Bonds Issue in 2006	—	Held-to-maturity financial assets	—	202,765	—	202,765	Note 6
		Taiwan Power Company 5th Boards in 2008	—	Held-to-maturity financial assets	—	273,354	—	273,354	Note 6
		Yuanta Unsecured Corporate Bond 2008 - A Issue	—	Held-to-maturity financial assets	—	100,054	—	100,054	Note 6
		Formosa Petrochemical Corporation 4th Unsecured Corporate Bonds Issue in 2006	—	Held-to-maturity financial assets	—	301,123	—	301,123	Note 6
		Formosa Petrochemical Corporation Bond Issue in 2006		Held-to-maturity financial assets	—	201,901	—	201,901	Note 6
		NAN YA Company 2nd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	409,197	—	409,197	Note 6

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2009						Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)		Percentage of Ownership	Market Value or Net Asset Value
		NAN YA Company 3rd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—		$205,532	—		$205,532	Note 6
		Taiwan Power Company 3rd Boards in 2006	—	Held-to-maturity financial assets	—		201,416	—		201,416	Note 6
		China Steel Corporation 2nd Unsecured Corporate Bonds-A Issue in 2008	—	Held-to-maturity financial assets	—		100,036	—		100,036	Note 6
		Enterprise Debt Securitization Cathay United Bank CLO 96-1	—	Held-to-maturity financial assets	—		30,113	—		30,113	Note 6

1	Senao International Co., Ltd.	Senao Networks, Inc.	Equity-method investee	Investments accounted for using equity method	15,152		279,833	44		279,833	Note 1
		N.T.U. Innovation Incubation Corporation	—	Financial assets carried at cost	1,200		12,000	9		12,725	Note 1

2	CHIEF Telecom Inc.	Unigate Telecom Inc.	Subsidiary	Investments accounted for using equity method	200		1,900	100		1,900	Note 1
		CHIEF Telecom (Hong Kong) Limited	Subsidiary	Investments accounted for using equity method	400		1,247	100		1,247	Note 1
		Chief International Corp.	Subsidiary	Investments accounted for using equity method	200		7,117	100		7,117	Note 1
		eASPNet Inc.	—	Financial assets carried at cost	1,000		—	2		—	Note 1
		3 Link Information Service Co., Ltd.	—	Financial assets carried at cost	374		3,450	10		3,450	Note 1

3	Chunghwa System Integration Co., Ltd.	Concord Technology Corp.	Subsidiary	Investments accounted for using equity method	500	US$	13,797 (407)	100	US$	13,797 (407)	Note 1
		Cathy Global Aggressive Fund of Fund	—	Available-for-sale financial assets	1,233		15,000	—		10,805	Note 3
		Cathy Global Infrastructure Fund	—	Available-for-sale financial assets	1,418		15,000	—		9,348	Note 3

4	Concord Technology Corp.	Glory Network System Service (Shanghai) Co., Ltd.	Subsidiary	Investments accounted for using equity method	500	US$	13,792 (407)	100	US$	13,792 (407)	Note 1

12	Chunghwa Telecom Singapore Pte., Ltd.	ST-2 Satellite Ventures Pte., Ltd.	Equity-method investee	Investments accounted for using equity method	18,102	SG$	403,691 (18,102)	38	SG$	403,489 (18,094)	Note 1

Note 1:	The net asset values of investees were based on unreviewed financial statements.
Note 2:	New Prospect Investments Holdings Ltd. (B.V.I.) and Prime Asia Investments Group Ltd. (B.V.I.) were incorporated in March 2006 and Chunghwa has 100% ownership right in an amount of US$1 in each holding company, but not on operating stage, yet.
Note 3:	The net asset values of beneficiary certification (mutual fund) were basd on the net asset values on March 31, 2009.
Note 4:	Market value was based on the closing price of March 31, 2009.
Note 5:	Showing at their original carrying amounts without the adjustments of fair values, except Held-to-maturity financial assets.
Note 6:	The net asset values of investees were based on amortized cost.
Note 7:	Chunghwa prepaid $285,859 thousand cash of this long-term investment in October 2008. TFC expected not being able to collect enough amount of capital increase, therefore its board of director’s meeting, which was held on April 10, 2009, resolved to apply to withdraw the case of capital increase from Financial Supervisory Commission. The related prepayment from its stockholders will be returned within ten days of the approval of withdrawing confirmation from the Financial Supervisory Commission.

(Concluded)

TABLE 2

CHUNGHWA TELECOM CO., LTD.

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF

AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE THREE MONTHS ENDED MARCH 31, 2009

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter- party	Nature of Relationship	Beginning Balance			Acquisition			Disposal				Ending Balance
						Shares (Thousands/ Thousand Units)	Amount (Note 1)		Shares (Thousands/ Thousand Units)	Amount		Shares (Thousands/ Thousand Units)	Amount	Carrying Value (Note 1)	Gain (Loss) on Disposal	Shares (Thousands/ Thousand Units)	Amount (Note 1)
0	Chunghwa Telecom Co., Ltd.	Beneficiary certificates (mutual fund)
		Mega Diamond Bond Fund	Available-for-sale financial assets	—	—	—		$—	126,106		$1,500,000	—	$—	$—	$—	126,106		$1,500,000
		Polaris De-Li Fund	Available-for-sale financial assets	—	—	97,388		1,500,000	128,513		2,000,000	—	—	—	—	225,901		3,500,000
		Fuh-Hwa Bond Fund	Available-for-sale financial assets	—	—	—		—	108,849		1,500,000	—	—	—	—	108,049		1,500,000
		Sinopia Alternative Funds- Global Bond Market Neutral Fund 600	Available-for-sale financial assets	—	—	—		623,332	—		—	—	684,208	647,917	36,291	—		—

		Bonds
		Taiwan Power Co. 1st Unsecured Bond-B Issue in 2001	Held-to-maturity financial assets	—	—	—		—	—		262,500 (Note 2)	—	—	—	—	—		262,500 (Note 2)
		Formosa Petrochemical Corporation 5th Unsecured Corporate Bonds Issue in 2006	Held-to-maturity financial assets	—	—	—		—	—		200,000 (Note 2)	—	—	—	—	—		200,000 (Note 2)
		Nan Ya Company 3rd Unsecured Corporate Bonds Issue in 2008	Held-to-maturity financial assets	—	—	—		—	—		200,000 (Note 2)	—	—	—	—	—		200,000 (Note 2)
		China Development Financial Holding Corporation 1st Unsecured Corporate Bonds Issue in 2007	Held-to-maturity financial assets	—	—	—		—	—		200,000 (Note 2)	—	—	—	—	—		200,000 (Note 2)

12	Chunghwa Telecom Singapore Pte., Ltd.	Stocks ST-2 Satelite Ventures Pte., Ltd.
			Investment accounted for using equipment	—	Equity-method investee	4,735	SG$	108,212 (4,736)	13,367	SG$	302,629 (13,366)	—	—	—	—	18,102	SG$	403,489 (18,094 (Note 3	) )

Note 1:	Showing at their original carrying amounts without adjustments of fair values.
Note 2:	Stated at its nominal amounts.
Note 3:	The ending balance includes $203 thousand and $7,149 thousand which are investment loss recognized under equity method and cumulative translation adjustments, respectively.

TABLE 3

CHUNGHWA TELECOM CO., LTD.

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES AMOUNTING TO

AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE THREE MONTHS ENDED MARCH 31, 2009

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Related Party	Nature of Relationship	Transaction Details				Abnormal Transaction		Notes/Accounts Payable or Receivable
				Purchase/Sale	Amount	% to Total	Payment Terms	Units Price	Payment Terms	Ending Balance (Note 1)	% to Total
0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	Purchase	$1,394,146 (Note 3)	5	30-90 days	(Note 2)	(Note 2)	$(582,554)	(7)

1	Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	1,394,357 (Note 3)	28	30-90 days	(Note 2)	(Note 2)	582,554	46

Note 1:	Excluding payment and receipts on behalf of other.
Note 2:	Transaction prices were determined in accordance with mutual agreements.
Note 3:	The difference was because Chunghwa classified the amount as property, plant and equipment and other current assets.

TABLE 4

CHUNGHWA TELECOM CO., LTD.

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO

AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE THREE MONTHS ENDED MARCH 31, 2009

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Related Party	Nature of Relationship	Ending Balance	Turnover Rate	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
						Amounts	Action Taken
0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	$166,222	10.01	$—	—	$120	$—
1	Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	817,213	9.57	—	—	3,387	—

Note:	Payments and receipts on behalf of other are excluded from the accounts receivable for calculating the turnover rate.

TABLE 5

CHUNGHWA TELECOM CO., LTD.

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE

FOR THE THREE MONTHS ENDED MARCH 31, 2009

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

No.	Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of March 31, 2009			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)	Note
					March 31, 2009	December 31, 2008	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Sindian City, Taipei	Selling and maintaining mobile phones and its peripheral products	$1,065,813	$1,065,813	71,773	29	$1,412,162	$280,603	$81,871	Subsidiary
		Light Era Development Co., Ltd.	Taipei	Housing, office building development, rent and sale services	3,000,000	3,000,000	300,000	100	2,966,151	(10,432)	(10,283)	Subsidiary
		Chunghwa Investment Co., Ltd.	Taipei	Investment	980,000	980,000	98,000	49	832,624	1,744	855	Equity- method investee
		Chunghwa Telecom Singapore Pte., Ltd.	Singapore	Telecommunication wholesale, internet transfer services international data and long distance call wholesales to carriers	779,280	779,280	34,869	100	768,879	(3,263)	(3,263)	Subsidiary
		Chunghwa System Integration Co., Ltd.	Taipei	Providing communication and information aggregative services	838,506	838,506	60,000	100	747,188	6,646	502	Subsidiary
		Taiwan International Standard Electronics Co., Ltd.	Taipei	Manufacturing, selling, designing, and maintaining of telecommunications systems and equipment	164,000	164,000	1,760	40	574,203	(69,136)	(19,238)	Equity- method investee
		CHIEF Telecom Inc.	Taipei	Internet communication and internet data center (“IDC”) service	482,165	482,165	37,942	69	432,049	4,875	4,020	Subsidiary
		InfoExplorer Co., Ltd.	Banqiae City, Taipei	IT solution provider, IT application consultation, system integration and package solution	283,500	—	22,498	49	280,152	(3,381)	(3,347)	Subsidiary
		Donghwa Telecom Co., Ltd.	Hong Kong	International telecommunications IP fictitious internet and internet transfer services	201,263	201,263	51,590	100	230,393	1,373	1,373	Subsidiary
		Chunghwa Yellow Pages Co., Ltd.	Taipei	Yellow pages sales and advertisement services	150,000	150,000	15,000	100	139,935	29,390	29,390	Subsidiary
		Viettel-CHT Co., Ltd.	Vietnam	IDC services	91,239	91,239	3,000	33	96,647	(2,394)	(798)	Equity- method investee
		Skysoft Co., Ltd.	Taipei	Providing of music on-line, software, electronic information, and advertisement services	67,025	67,025	4,438	30	86,594	5,340	1,602	Equity- method investee
		KingWaytek Technology Co., Ltd.	Taipei	Publishing books, data processing and software services	71,770	71,770	1,002	33	74,335	(4,486)	(2,887)	Equity- method investee
		Chunghwa Telecom Global, Inc.	United States	International data and internet services and long distance call wholesales to carriers	70,429	70,429	6,000	100	70,037	(3,531)	(3,405)	Subsidiary
		Spring House Entertainment Inc.	Taipei	Network services, producing digital entertainment contents and broadband visual sound terrace development	62,209	62,209	5,996	56	46,702	2,573	1,589	Subsidiary
		Chunghwa Telecom Japan Ptd., Ltd.	Japan	Telecom business, information process and information provide service, development and sale of software and consulting services in telecommunication	17,291	6,140	1	100	11,902	(2,525)	(2,525)	Subsidiary
		New Prospect Investments Holdings Ltd. (B.V.I.)	British Virgin Islands	Investment	— (Note 3)	— (Note 3)	—	100	— (Note 3)	—	— (Note 3)	Subsidiary
		Prime Asia Investments Group Ltd. (B.V.I.)	British Virgin Islands	Investment	— (Note 3)	— (Note 3)	—	100	— (Note 3)	—	— (Note 3)	Subsidiary

1	Senao International Co., Ltd.	Senao Networks, Inc.	Linkou Hsiang, Taipei	Telecommunication facilities manufactures and sales	206,190	206,190	15,152	45	279,833	27,251	12,118	Equity- method investee

(Continued)

No.	Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount				Balance as of March 31, 2009				Net Income (Loss) of the Investee			Recognized Gain (Loss) (Notes 1 and 2)			Note
					March 31, 2009		December 31, 2008		Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
2	CHIEF Telecom Inc.	Unigate Telecom Inc.	Taipei	Telecommunication and internet service		$2,000		$2,000	200	100		$1,900		$(65)			$(65)		Subsidiary
		CHIET Telecom (Hong Kong) Limited	Hong Kong	Network communication and engine room hiring	HK$	1,678 (400)	HK$	1,678 (400)	400	100		1,247		(2)			(2)		Subsidiary
		Chief International Corp.	Samoa Islands	Network communication and engine room hiring	US$	6,068 (200)	US$	6,068 (200)	200	100		7,117		273			273		Subsidiary

3	Chunghwa System Integrated Co., Ltd.	Concord Technology Corp.	Brunei	Providing advanced business solutions to telecommunications	US$	16,179 (500)	US$	16,179 (500)	500	100	US$	13,797 (407)	US$	227 (7)		US$	227 (7)		Subsidiary

4	Concord Technology Corp.	Glory Network System Service (Shanghai) Co., Ltd.	Shanghai	Providing advanced business solutions to telecommunications	US$	16,179 (500)	US$	16,179 (500)	500	100	US$	13,792 (407)	US$	227 (7)		US$	227 (7)		Subsidiary

12	Chunghwa Telecom Singapore Pte., Ltd.	ST-2 Satellite Ventures Ptd., Ltd.	Singapore	Operation of ST-2 telecommunication satellite	SG$	410,841 (18,102)	SG$	108,212 (4,735)	18,102	38	SG$	403,489 (18,094)	SG$	(533 ((24)	) )	SG$	(203 ((9)	) )	Equity- method investee

Note 1:	The equity in net income (loss) of investees was based on unreviewed financial statements, except Senao International Co., Ltd.
Note 2:	The equity in net income (loss) of investees includes amortization between the investment cost and net value and unrealized transactions.
Note 3:	New Prospect Investments Holdings Ltd. (B.V.I.) and Prime Asia Investments Group Ltd. (B.V.I.) were incorporated in March 2006 and Chunghwa has 100% ownership right in an amount of US$1 in each holding company, but not on operating stage.

(Concluded)

TABLE 6

CHUNGHWA TELECOM CO., LTD.

INVESTMENT IN MAINLAND CHINA

FOR THE THREE MONTHS ENDED MARCH 31, 2009

(Amounts in Thousands of New Taiwan Dollars, in Thousands of US Dollars)

	Main Businesses and Products	Total Amount of Paid-in Capital		Investment Type	Accumulated Outflow of Investment from Taiwan as of January 1, 2009				Accumulated Outflow of Investment from Taiwan as of March 31, 2009		% Ownership of Direct or Indirect Investment	Investment Gain (Loss) (Note 2)		Carrying Value as of March 31, 2009		Accumulated Inward Remittance of Earnings as of March 31, 2009

							Investment Flows
Investee							Outflow	Inflow
Glory Network System Service (Shanghai) Co., Ltd.	Providing advanced business solutions to telecommunications	$ US$	16,179 (500)	Note 1	$ US$	16,179 (500)	$—	$—	$ US$	16,179 (500)	100%	$ US$	227 (7)	$ US$	13,792 (407)	$—

Accumulated Investment in Mainland China as of March 31, 2009		Investment Amounts Authorized by Investment Commission, MOEA		Upper Limit on Investment Stipulated by Investment Commission, MOEA
$ US$	16,179 (500)	$ US$	16,179 (500)	$392,445 (Note 3)

Note 1:	Chunghwa System Integration Co., Ltd. indirectly owns these investees through an investment company registered in a third region.
Note 2:	Recognition of investment gains (losses) was calculated based on the investees’ unreviewed financial statements.
Note 3:	The amount was calculated based on the net assets value of Chunghwa System Integration Co., Ltd.

Exhibit 3

                                                                         Chunghwa Telecom Co., Ltd. and

                                                                         Subsidiaries

                                                                         Consolidated Financial Statements for the

                                                                         Three Months Ended March 31, 2009 and 2008 and

                                                                         Independent Accountants’ Review Report

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

The Board of Directors and Stockholders

Chunghwa Telecom Co., Ltd.

We have reviewed the accompanying consolidated balance sheets of Chunghwa Telecom Co., Ltd. and subsidiaries (“the Company”) as of March 31, 2009 and 2008, and the related consolidated statements of income and cash flows for the three months then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these consolidated financial statements based on our review.

Except for the matters described in the next paragraph, we conducted our reviews in accordance with Statement of Auditing Standards No. 36, “Review of Financial Statements”, issued by the Auditing Committee of the Accounting Research and Development Foundation of the Republic of China. A review consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of China, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an audit opinion.

As discussed in Note 2 to the consolidated financial statements, the financial statements of certain subsidiaries as of and for the three months ended March 31, 2009 and 2008 have not been reviewed. The total assets of these subsidiaries were 1.70% (NT$7,665,048 thousand) and 1.11% (NT$5,204,421 thousand), and the total liabilities of these subsidiaries were 3.00% (NT$1,818,155 thousand) and 1.50% (NT$931,143 thousand), of the related consolidated amounts as of March 31, 2009 and 2008, respectively. The total revenues of these subsidiaries were 1.08% (NT$531,756 thousand) and 0.74% (NT$379,570 thousand) of the related consolidated revenues for the three months ended March 31, 2009 and 2008, respectively, and their net losses were NT$151,745 thousand and NT$153,036 thousand for the three months ended March 31, 2009 and 2008, respectively. As discussed in Note 12 to the consolidated financial statements, the financial statements of certain equity method investees as of and for the three months ended March 31, 2009 and 2008 have not been reviewed. The aggregate carrying values of these equity method investees were NT$2,347,725 thousand and NT$1,729,510 thousand as of March 31, 2009 and 2008, respectively, and the equity in losses of these equity method investees were NT$8,552 thousand and NT$57,579 thousand for the three months ended March 31, 2009 and 2008, respectively.

Based on our reviews, except for the effects of such adjustments, if any, as might have been determined to be necessary had we been able to obtain reviewed financial statements of certain subsidiaries and equity method investees referred to in the preceding paragraph, we are not aware of any material modifications that should be made to the financial statements referred to above for them to be in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the Republic of China.

As discussed in Note 3 to the consolidated financial statements, beginning from January 1, 2008, the Company changed its method of accounting for bonuses paid to employees, directors and supervisors upon adoption of Interpretation 96-052 issued by the Accounting and Research Development Foundation in the Republic of China.

April 21, 2009

Notice to Readers

The accompanying consolidated financial statements are intended only to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to review such consolidated financial statements are those generally accepted and applied in the Republic of China.

For the convenience of readers, the accountants’ review report and the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language accountants’ review report and consolidated financial statements shall prevail.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

MARCH 31, 2009 AND 2008

(Amounts In Thousands of New Taiwan Dollars, Except Par Value Data)

(Reviewed, Not Audited)

	2009		2008
	Amount	%	Amount	%
ASSETS
CURRENT ASSETS
Cash and cash equivalents (Notes 2 and 4)	$69,152,899	15	$75,877,609	16
Financial assets at fair value through profit or loss (Notes 2 and 5)	8,993	—	418,169	—
Available-for-sale financial assets (Notes 2 and 6)	17,959,397	4	20,361,594	5
Held-to-maturity financial assets (Notes 2 and 7)	515,487	—	653,460	—
Trade notes and accounts receivable, net of allowance for doubtful accounts of $3,000,757 in 2009 and $3,319,213 in 2008 (Notes 2 and 8)	10,932,495	3	10,443,078	2
Receivables from related parties (Note 28)	777	—	8,470	—
Other current monetary assets (Notes 2, 9 and 31)	2,134,469	1	5,990,518	1
Inventories, net (Notes 2, 10 and 20)	3,413,255	1	2,697,293	1
Deferred income tax assets (Notes 2 and 25)	93,765	—	989,500	—
Restricted assets (Note 29)	85,256	—	2,865	—
Other current assets (Notes 11 and 20)	6,270,785	1	6,785,983	2

Total current assets	110,567,578	25	124,228,539	27

LONG-TERM INVESTMENTS
Investments accounted for using equity method (Notes 2 and 12)	2,347,725	—	2,020,219	—
Financial assets carried at cost (Notes 2 and 13)	2,537,357	1	2,276,498	1
Held-to-maturity financial assets (Notes 2 and 7)	3,926,522	1	766,285	—
Other monetary assets (Notes 14 and 30)	1,000,000	—	1,030,000	—

Total long-term investments	9,811,604	2	6,093,002	1

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 15, 28 and 29)
Cost
Land	101,475,043	22	102,730,005	22
Land improvements	1,496,380	—	1,475,644	—
Buildings	63,118,981	14	62,743,257	13
Computer equipment	16,135,676	4	15,594,012	3
Telecommunications equipment	652,003,784	144	640,825,227	137
Transportation equipment	2,293,206	1	2,776,104	1
Miscellaneous equipment	7,332,790	2	7,665,316	2

Total cost	843,855,860	187	833,809,565	178
Revaluation increment on land	5,810,650	1	5,822,981	1

	849,666,510	188	839,632,546	179
Less: Accumulated depreciation	547,494,574	121	529,049,213	113

	302,171,936	67	310,583,333	66
Construction in progress and advances related to acquisitions of equipment	15,665,623	3	15,438,382	3

Property, plant and equipment, net	317,837,559	70	326,021,715	69

INTANGIBLE ASSETS (Note 2)
3G concession	7,298,936	2	8,047,544	2
Goodwill	262,395	—	226,257	—
Others	557,600	—	478,011	—

Total intangible assets	8,118,931	2	8,751,812	2

OTHER ASSETS
Leased assets (Note 29)	645,478	—	346,548	—
Idle assets (Note 2)	957,209	—	964,164	—
Refundable deposits	1,298,721	—	1,385,314	—
Deferred income tax assets (Notes 2 and 25)	1,549,668	1	1,387,809	1
Restricted assets (Note 29)	16,133	—	—	—
Others	841,281	—	581,860	—

Total other assets	5,308,490	1	4,665,695	1

TOTAL	$451,644,162	100	$469,760,763	100

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Short-term loans (Note 16)	$274,000	—	$75,000	—
Financial liabilities at fair value through profit or loss (Notes 2 and 5)	105,672	—	3,098,920	1
Trade notes and accounts payable	8,035,258	2	8,250,416	2
Payables to related parties (Note 28)	272,156	—	125,313	—
Income tax payable (Notes 2 and 25)	8,951,764	2	11,471,350	2
Accrued expenses (Note 17)	13,027,613	3	11,580,113	2
Current portion of long-term loans (Note 19)	6,300	—	20,000	—
Other current liabilities (Notes 2, 18, 20, 28 and 31)	15,606,433	3	14,224,619	3

Total current liabilities	46,279,196	10	48,845,731	10

NONCURRENT LIABILITIES
Long-term loans (Note 19)	414,528	—	37,840	—
Deferred income	2,103,085	—	1,608,903	—

Total noncurrent liabilities	2,517,613	—	1,646,743	—

RESERVE FOR LAND VALUE INCREMENTAL TAX (Note 15)	94,986	—	94,986	—

OTHER LIABILITIES
Accrued pension liabilities (Notes 2 and 27)	5,182,615	1	4,521,193	1
Customers’ deposits	6,098,836	2	6,312,104	2
Other	372,200	—	482,084	—

Total other liabilities	11,653,651	3	11,315,381	3

Total liabilities	60,545,446	13	61,902,841	13

EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE PARENT (Notes 2, 6, 15, 21 and 23)
Common stock - $10 par value;
Authorized: 12,000,000 thousand shares
Issued: 9,696,808 thousand shares in 2009 and 9,557,777 thousand shares in 2008	96,968,082	21	95,577,769	20

Preferred stock - $10 par value	—	—	—	—

Additional paid-in capital:
Capital surplus	179,193,581	40	198,308,651	42
Donated capital	13,170	—	13,170	—
Equity in additional paid-in capital reported by equity-method investees	3	—	3	—

Total additional paid-in capital	179,206,754	40	198,321,824	42

Retained earnings:
Legal reserve	52,859,566	12	48,036,210	10
Special reserve	2,675,894	1	2,678,723	1
Unappropriated earnings	52,061,466	11	55,291,784	12

Total retained earnings	107,596,926	24	106,006,717	23

Other adjustments
Cumulative translation adjustments	22,571	—	(8,015)	—
Unrecognized net loss of pension	(4)	—	(88)	—
Unrealized loss on financial instruments	(2,103,215)	—	(877,566)	—
Unrealized revaluation increment	5,813,187	1	5,823,200	1

Total other adjustments	3,732,539	1	4,937,531	1

Total equity attributable to stockholders of the parent	387,504,301	86	404,843,841	86

MINORITY INTEREST	3,594,415	1	3,014,081	1

Total stockholders’ equity	391,098,716	87	407,857,922	87

TOTAL	$451,644,162	100	$469,760,763	100

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche review report dated April 21, 2009)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE THREE MONTHS ENDED MARCH 31, 2009 AND 2008

(Amounts in Thousands of New Taiwan Dollars, Except Earnings Per Share)

(Reviewed, Not Audited)

	2009		2008
	Amount	%	Amount	%
NET REVENUES (Note 28)	$49,120,415	100	$50,957,027	100

OPERATING COSTS (Note 28)	28,152,131	57	28,177,252	55

GROSS PROFIT	20,968,284	43	22,779,775	45

OPERATING EXPENSES (Note 28)
Marketing	5,133,315	10	4,734,102	9
General and administrative	953,359	2	888,775	2
Research and development	755,363	2	729,244	2

Total operating expenses	6,842,037	14	6,352,121	13

INCOME FROM OPERATIONS	14,126,247	29	16,427,654	32

NON-OPERATING INCOME AND GAINS (Note 28)
Interest income	214,421	—	384,730	1
Foreign exchange gain, net	212,103	—	—	—
Valuation gain on financial instruments, net	23,520	—	—	—
Gain on disposal of financial instruments, net	—	—	497,671	1
Other	214,537	1	83,947	—

Total non-operating income and gains	664,581	1	966,348	2

NON-OPERATING EXPENSES AND LOSSES (Note 28)
Loss on disposal of financial instruments, net	274,539	1	—	—
Impairment loss on assets	85,349	—	—	—
Equity in losses of equity method investees, net	8,552	—	47,547	—
Interest expense	5,857	—	1,620	—
Loss on disposal of property, plant and equipment, net	2,903	—	19,604	—
Valuation loss on financial instruments, net	—	—	2,181,698	4
Foreign exchange loss, net	—	—	708,614	2
Other	92,709	—	23,213	—

Total non-operating expenses and losses	469,909	1	2,982,296	6

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE THREE MONTHS ENDED MARCH 31, 2009 AND 2008

(Amounts in Thousands of New Taiwan Dollars, Except Earnings Per Share)

(Reviewed, Not Audited)

	2009		2008
	Amount	%	Amount	%
INCOME BEFORE INCOME TAX	$14,320,919	29	$14,411,706	28

INCOME TAX EXPENSES (Notes 2 and 25)	3,333,711	7	3,481,368	7

CONSOLIDATED NET INCOME	$10,987,208	22	$10,930,338	21

ATTRIBUTED TO
Stockholders of the parent	$10,787,389	22	$10,716,108	21
Minority interest	199,819	—	214,230	—

	$10,987,208	22	$10,930,338	21

	2009		2008
	Income Before Income Tax	Net Income	Income Before Income Tax	Net Income
EARNINGS PER SHARE (Note 26)
Basic earnings per share	$1.45	$1.11	$1.45	$1.11

Diluted earnings per share	$1.44	$1.11	$1.45	$1.10

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche review report dated April 21, 2009)	(Concluded	)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2009 AND 2008

(Amounts in Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES
Consolidated net income	$10,987,208	$10,930,338
Provision for doubtful accounts	134,841	195,589
Depreciation and amortization	9,240,105	9,717,307
Amortization of premium (discount) of financial assets	4,142	(594)
Loss (gain) on disposal of financial instruments, net	274,539	(497,671)
Valuation loss (gain) on financial instruments, net	(23,520)	2,181,698
Reversal of valuation loss on inventories	—	(4,962)
Loss on disposal of property, plant and equipment, net	2,903	19,604
Loss on disposal of leased assets, net	—	9
Equity in losses of equity method investees, net	8,552	47,547
Impairment loss on assets	85,349	—
Deferred income taxes	18,417	(869,105)
Changes in operating assets and liabilities:
Decrease (increase) in:
Financial assets held for trading	242,768	266,216
Trade notes and accounts receivable	(201,260)	918,098
Receivables from related parties	(700,285)	84,901
Other current monetary assets	60,957	1,209,600
Inventories	573,632	(606,551)
Other current assets	(1,732,160)	(3,364,400)
Increase (decrease) in:
Trade notes and accounts payable	(3,390,973)	(2,822,370)
Payables to related parties	449,321	(169,057)
Income tax payable	3,264,076	4,213,402
Accrued expenses	(3,313,269)	(3,932,787)
Other current liabilities	26,829	369,940
Deferred income	30,790	103,753
Accrued pension liabilities	8,166	595,503

Net cash provided by operating activities	16,051,128	18,586,008

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of available-for-sale financial assets	(5,000,000)	(5,795,000)
Proceeds from disposal of available-for-sale financial assets	1,093,285	2,448,852
Acquisition of held-to-maturity financial assets	(883,860)	(300,000)
Proceeds from disposal of held-to-maturity financial assets	251,246	30,298
Acquisition of investments accounted for using equity method	(302,629)	(71,770)
Acquisition of financial assets carried at cost	—	(200,000)
Proceeds from disposal of financial assets carried at cost	—	354,933
Increase in other monetary assets	—	(30,000)
Acquisition of property, plant and equipment	(4,703,135)	(5,457,675)
Proceeds from disposal of property, plant and equipment	22	2,053

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2009 AND 2008

(Amounts in Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	2009	2008
Increase in intangible assets	$(36,651)	$(30,941)
Increase in restricted assets	(16,157)	—
Increase in other assets	(244,435)	(68,193)

Net cash used in investing activities	(9,842,314)	(9,117,443)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase in short-term loans	16,000	33,240
Repayment of long-term loans	(2,140)	(11,520)
Increase in long-term loans	385,128	—
Decrease in customers’ deposits	(40,782)	(55,608)
Decrease in other liabilities	(59,489)	(250,739)
Capital reduction	(19,115,554)	(9,557,777)
Proceeds from exercise of employee stock option	17,811	8,887

Net cash used in financing activities	(18,799,026)	(9,833,517)

EFFECT OF EXCHANGE RATE CHANGES	(3,044)	(3,632)

EFFECT OF CHANGE ON CONSOLIDATED SUBSIDIARIES	457,990	13,192

NET DECREASE IN CASH AND CASH EQUIVALENTS	(12,135,266)	(355,392)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	81,288,165	76,233,001

CASH AND CASH EQUIVALENTS, END OF PERIOD	$69,152,899	$75,877,609

SUPPLEMENTAL INFORMATION
Interest paid (excluding capitalized interest expense)	$2,465	$1,654

Income tax paid	$51,860	$138,405

NON-CASH FINANCING ACTIVITIES
Current portion of long-term loans	$6,300	$20,000

CASH AND NON-CASH INVESTING ACTIVITIES
Increase in property, plant and equipment	$3,651,310	$4,719,682
Payables to suppliers	1,051,148	737,993
Prepayments for equipment	677	—

	$4,703,135	$5,457,675

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2009 AND 2008

(Amounts in Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

The following table presents the allocation of acquisition costs of InfoExplorer Co., Ltd., made during the three months ended March 31, 2009 to assets acquired and liabilities assumed, based on their fair values:

Cash and cash equivalents	$457,990
Receivables	1,674
Inventories	16,337
Other current assets	13,681
Property, plant, and equipment	20,261
Identifiable intangible assets	54,616
Refundable deposits	2,468
Other assets	2,338
Payables	(59,992)
Income tax payable	(587)
Other current liabilities	(4,685)

Total	504,101
Percentage of ownership	49.07%

247,362
Goodwill	36,138

Acquisition costs of acquired subsidiary (cash prepaid for long-term investments in December 2008)	$283,500

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche review report dated April 21, 2009)	(Concluded	)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENT

FOR THE THREE MONTHS ENDED MARCH 31, 2009 AND 2008

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

(Reviewed, Not Audited)

1.	GENERAL

Chunghwa Telecom Co., Ltd. (“Chunghwa”) was incorporated on July 1, 1996 in the Republic of China (“ROC”) pursuant to the Article 30 of the Telecommunications Act. Chunghwa is a company limited by shares and, prior to August 2000, was wholly owned by the Ministry of Transportation and Communications (“MOTC”). Prior to July 1, 1996, the current operations of Chunghwa were carried out under the Directorate General of Telecommunications (“DGT”). The DGT was established by the MOTC in June 1943 to take primary responsibility in the development of telecommunications infrastructure and to formulate policies related to telecommunications. On July 1, 1996, the telecom operations of the DGT were spun-off to as Chunghwa which continues to carry out the business and the DGT continues to be the industry regulator.

As the dominate telecommunications service provider of fixed-line services in the ROC, Chunghwa is subject to additional regulations imposed by ROC.

Effective August 12, 2005, the MOTC had completed the process of privatizing Chunghwa by reducing the government ownership to below 50% in various stages. In July 2000, Chunghwa received approval from the Securities and Futures Commission (the “SFC”) for a domestic initial public offering and its common shares were listed and traded on the Taiwan Stock Exchange (the “TSE”) on October 27, 2000. Certain of Chunghwa’s common shares had been sold, in connection with the foregoing privatization plan, in domestic public offerings at various dates from August 2000 to July 2003. Certain of Chunghwa’s common shares had also been sold in an international offering of securities in the form of American Depository Shares (“ADS”) on July 17, 2003 and were listed and traded on the New York Stock Exchange (the “NYSE”). The MOTC sold common shares of Chunghwa by auction in the ROC on August 9, 2005 and completed the second international offering on August 10, 2005. Upon completion of the share transfers associated with these offerings on August 12, 2005, the MOTC owned less than 50% of the outstanding shares of Chunghwa and completed the privatization plan.

Senao International Co., Ltd. (“SENAO”) was incorporated in 1979. SENAO engages mainly in selling and maintaining mobile phone and its peripheral products. Chunghwa acquired 31.33% shares of SENAO on January 15, 2007 and has control in SENAO by obtaining four out of seven seats of the board of directors of SENAO on April 12, 2007. Furthermore, on March 27, 2009, the board of directors of Chunghwa resolved to purchase 48,000 thousand common shares of SENAO through SENAO’s private placement. The purchase price of these common shares is not yet determined, and Chunghwa’s ownership of SENAO is expected to increase to 41% after the purchase.

Chunghwa established Chunghwa International Yellow Pages Co., Ltd. (“CIYP”) in January 2007. CIYP engages mainly in yellow pages sales and advertisement services.

CHIEF Telecom Inc. (“CHIEF”) was incorporated in 1991. CHIEF engages mainly in internet communication and internet date center (“IDC”) service. Chunghwa acquired 70% shares of CHIEF on September 2006.

Unigate Telecom Inc. (“Unigate”) was established by CHIEF in 1999. Unigate engages mainly in telecommunication and information software service.

CHIEF Telecom (Hong Kong) Limited (“CHIEF (HK)”) was established by CHIEF in 2003. CHIEF (HK) engages mainly in internet communication and internet data center (“IDC”) service.

Chief International Corp. (“CIC”) was established by CHIEF in 2008. CIC engages mainly in internet communication and internet data center (“IDC”) service.

Chunghwa System Integration Co., Ltd. (“CHSI”) was incorporated in 2002. CHSI engages mainly in providing communication and information integration services. Chunghwa has acquired 100% shares of CHSI in December 2007.

Concord Technology Co., Ltd. (“Concord”), a subsidiary of CHSI, was incorporated in 2006. Concord engages mainly in investment.

Glory Network System Service (Shanghai) Co., Ltd. (“GNSS (Shanghai)”), a subsidiary of Concord, was incorporated in 2006. GNSS (Shanghai) engages mainly in planning and designing of systems and communications and information integration services. On March 20, 2009, the stockholders of GNSS (Shanghai) resolved to dissolve GNSS (Shanghai). GNSS (Shanghai) has not yet into dissolution process until GNSS (Shanghai) completed the application to the local government for approval of dissolution.

Chunghwa Telecom Global, Inc. (“CHTG”) was incorporated in 2004. CHTG engages mainly in international data and internet services and long distance call wholesales to carriers. Chunghwa acquired 100% shares of CHTG in December 2007.

Donghwa Telecom Co., Ltd. (“DHT”) was incorporated in 2004. DHT engages mainly in international telecommunications, IP fictitious internet and internet transfer services. Chunghwa acquired 100% shares of DHT in December 2007.

Spring House Entertainment Inc. (“SHE”) was incorporated in 2000. SHE engages mainly in network services, producing digital entertainment contents and broadband visual sound terrace development. SHE was an equity method investee before Chunghwa obtained control interest over it in January 2008.

Chunghwa established Light Era Development Co., Ltd. (“LED”) in February 2008. LED engages mainly in development of property for rent and sale.

Chunghwa established Chunghwa Telecom Singapore Pte. Ltd. (“CHTS”) in July 2008, CHTS engages mainly in telecommunication wholesale, internet transfer services, international data, long distance call wholesales to carriers and the world satellite business.

Chunghwa established Chunghwa Telecom Japan Co., Ltd. (“CHTJ”) in October 2008. CHTJ engages mainly in telecommunication business, information processing and information providing service, development and sale of software and consulting services in telecommunication.

InfoExplorer Co., Ltd. (“IFE”) was incorporated in 2008. IFE engages mainly in information system planning and maintenance, software development, and information technology consultation services. Chunghwa acquired 49% shares of IFE on January 5, 2009 and has control of IFE by obtaining four out of seven seats of the board of directors of IFE on January 20, 2009, the date of acquisition. IFE’s financial results have been consolidated with Chunghwa from the date of acquisition.

Chunghwa has established New Prospect Investments Holdings Ltd. (“New Prospect”) and Prime Asia Investments Group Ltd. (“Prime Asia”) in March 2006, but not on operation stage yet. Both holding companies are operating as investment companies and Chunghwa has 100% ownership right in an amount of US$1 in each holding company.

As of March 31, 2009 and 2008, the Company had 27,303 and 26,666 employees, respectively.

The following diagram presents information regarding the relationship and ownership percentages between Chunghwa and its subsidiaries as of March 31, 2009:

Chunghwa together with its subsidiaries are hereinafter referred to collectively as the “Company”. Minority interest in the aforementioned subsidiaries are presented as a separate component of stockholders’ equity

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements were prepared in conformity with the Securities and Exchange Act, the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the ROC (“ROC GAAP”). The preparation of consolidated financial statements requires management to make reasonable estimates and assumptions on allowances for doubtful accounts, valuation allowances on inventories, depreciation of property, plant and equipment, impairment of assets, bonuses paid to employees, directors and supervisors, pension plans and income tax which are inherently uncertain. Actual results may differ from these estimates. The significant accounting policies are summarized as follows:

Principle of Consolidation

The Company accounts for business combinations in accordance with the requirements of the Statement of Financial Accounting Standards No. 25, “Business Combinations”.

The accompanying consolidated financial statements include the accounts of all directly and indirectly majority owned subsidiaries of the Company, and the accounts of investees in which the Company’s ownership percentage is less than 50% but over which the Company has a controlling interest. All significant intercompany transactions and balances are eliminated upon consolidation.

The consolidated financial statements for the three months ended March 31, 2009 include the accounts of Chunghwa, SENAO, CIYP, CHIEF, Unigate, CHIEF (HK), CIC, CHSI, Concord, GNSS (Shanghai), CHTG, DHT, SHE, LED, CHTS, CHTJ, IFE, New Prospect and Prime Asia. The consolidated financial statements for the three months ended March 31, 2008 include the accounts of Chunghwa, SENAO, CIYP, CHIEF, Unigate, CHIEF (HK), CHSI, Concord, GNSS (Shanghai), CHTG, DHT, SHE, SHE (B.V.I.), SHE (Japan), AKP, LED, New Prospect and Prime Asia.

For foreign subsidiaries using their local currency as their functional currency, assets and liabilities are translated in New Taiwan dollars at the exchange rates in effect on the balance sheet date; stockholders’ equity accounts are translated into New Taiwan dollars at historical exchange rates and income statement accounts are translated into New Taiwan dollars at average exchange rates during the period.

The financial statements as of and for the three months ended March 31, 2009 and 2008 of the following subsidiaries were based on unreviewed financial statements: CIYP, CHIEF, Unigate, CHIEF (HK), CIC, CHSI, Concord, GNSS (Shanghai), CHTG, DHT, SHE, LED, CHTS, CHTJ, IFE, New Prospect and Prime Asia, as of and for the three months ended March 31, 2009; CIYP, CHIEF, Unigate, CHIEF (HK), CHSI, Concord, GNSS (Shanghai), CHTG, DHT, SHE, SHE (B.V.I.), SHE (Japan), AKP, LED, New Prospect and Prime Asia, as of and for the three months ended March 31, 2008. The total assets of these subsidiaries were 1.70% (NT$7,665,048 thousand) and 1.11% (NT$5,204,421 thousand), and the total liabilities of these subsidiaries were 3.00% (NT$1,818,155 thousand) and 1.50% (NT$931,143 thousand), of the related consolidated amounts as of March 31, 2009 and 2008, respectively. The total revenues of these subsidiaries were 1.08% (NT$531,756 thousand) and 0.74% (NT$379,570 thousand) of the related consolidated revenues for the three months ended March 31, 2009 and 2008, respectively, and their net loss were NT$151,745 thousand and NT$153,036 thousand for the three months ended March 31, 2009 and 2008, respectively.

Classification of Current and Noncurrent Assets and Liabilities

Current assets are assets expected to be converted to cash, sold or consumed within one year from balance sheet date. Current liabilities are obligations expected to be settled within one year from balance sheet date. Assets and liabilities that are not classified as current are noncurrent assets and liabilities, respectively.

As LED engages mainly in development of property for rent and sale, its operating cycle is over one year.

Cash Equivalents

Cash equivalents are commercial paper purchased with maturities of three months or less from the date of acquisition. The carrying amount approximates fair value.

Financial Assets and Liabilities at Fair Value Through Profit or Loss

Financial instruments classified as financial assets or financial liabilities at fair value through profit or loss (“FVTPL”) include financial assets or financial liabilities held for trading and are designated as FVTPL on initial recognition. The Company recognizes a financial asset or a financial liability when the Company becomes a party to the contractual provisions of the financial instrument. A financial asset is derecognized when the Company losses control of its contractual rights over the financial asset. A financial liability is derecognized when the obligation specified in the relevant contract is discharged, cancelled or expired.

Financial instruments at FVTPL are initially measured at fair value. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at FVTPL are recognized as expenses as incurred. Financial assets or financial liabilities at FVTPL are remeasured at fair value, subsequently with changes in fair value recognized in earnings. Cash dividends received subsequently (including those received in the period of investment) are recognized as income. On derecognition of a financial asset or a financial liability, the difference between its carrying amount and the sum of the consideration received and receivable or consideration paid and payable is recognized in earnings. A regular way purchase or sale of financial assets is accounted for using trade date accounting.

Derivatives that do not meet the criteria for hedge accounting is classified as financial assets or financial liabilities held for trading. When the fair value is positive, the derivative is recognized as a financial asset; when the fair value is negative, the derivative is recognized as a financial liability.

Available-for-sale Financial Assets

Available-for-sale financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Changes in fair value from subsequent remeasurement are reported as a separate component of stockholders’ equity. The corresponding accumulated gains or losses are recognized in earnings when the financial asset is derecognized from the balance sheet. A regular way purchase or sale of financial assets is accounted for using trade date accounting.

The recognition and derecognition of available-for-sale financial assets are similar to those of financial assets at FVTPL.

Fair values are determined as follows: Listed stocks - at closing prices at the balance sheet date; open-end mutual funds - at net asset values at the balance sheet date; bonds - quoted at prices provided by the Taiwan GreTai Securities Market; and financial assets and financial liabilities without quoted prices in an active market - at values determined using valuation techniques.

Cash dividends are recognized in earnings on the ex-dividend date, except for the dividends declared before acquisition are treated as a reduction of investment cost. Stock dividends are recorded as an increase in the number of shares and do not affect investment income. The total number of shares subsequent to the increase of stock dividends is used for recalculate cost per share.

An impairment loss is recognized when there is objective evidence that the financial asset is impaired. If, in a subsequent period, the amount of the impairment loss decreases, for equity securities, the previously recognized impairment loss is reversed to the extent to the decrease and recorded as an adjustment to stockholders’ equity; for debt securities, the amount of the decrease is recognized in earnings, provided that the decrease is clearly attributable to an event which occurred after the impairment loss was recognized.

Held-to-maturity Financial Assets

Held-to-maturity financial assets are carried at amortized cost using the effective interest method. Those financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Gains and losses are recognized at the time of derecognition, impairment or amortization. A regular way purchase or sale of financial assets is accounted for using trade date accounting.

If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases and the decrease is clearly attributable to an event which occurred after the impairment loss was recognized, the previously recognized impairment loss is reversed to the extent of the decrease. The reversal may not result in a carrying amount that exceeds the amortized cost that would have been determined as if no impairment loss had been recognized.

Revenue Recognition, Account Receivables and Allowance for Doubtful Receivables

Revenues are recognized when they are realized or realizable and earned. Revenues are realized or realizable and earned when the Company has persuasive evidence of an arrangement, the goods have been delivered or the services have been rendered to the customer, the sales price is fixed or determinable and collectibility is reasonably assured.

Revenue is measured at the fair value of the consideration received or receivable and represents amounts agreed between the Company and the customers for goods sold in the normal course of business, net of sales discounts and volume rebates. For trade receivables due within one year from the balance sheet date, as the nominal value of the consideration to be received approximates its fair value and transactions are frequent, fair value of the consideration is not determined by discounting all future receipts using an imputed rate of interest.

Usage revenues from fixed-line services (including local, domestic long distance and international long distance), cellular services, Internet and data services, and interconnection and call transfer fees from other telecommunications companies and carriers are billed in arrears and are recognized based upon minutes of traffic processed when the services are provided in accordance with contract terms.

The costs of providing services are recognized as incurred. Incentives to third party dealers for inducing business which are payable when the end user enters into an airtime contract are recognized in marketing expenses as incurred.

Other revenues are recognized as follows: (a) one-time subscriber connection fees (on fixed-line services) are deferred and recognized over the average expected customer service periods, (b) monthly fees (on fixed-line services, wireless and Internet and data services) are accrued every month, and (c) prepaid services (fixed line, cellular and Internet) are recognized as income based upon actual usage by customers or when the right to use those services expires.

Where the Company enters into transactions which involve both the provision of air time bundled with products such as 3G data card and handset, total consideration received from handsets in these arrangements is allocated and measured using units of accounting within the arrangement based on relative fair values limited to the amount that is not contingent upon the delivery of other items or services.

Where the Company sells products to third party cellular phone stores the Company records the direct sale of the products, typically handsets, as gross revenue when the Company is the primary obligor in the arrangement and when title is passed and the products are accepted by the stores.

An allowance for doubtful receivables is provided based on a review of the collectibility of accounts receivable. The Company determines the amount of allowance for doubtful receivables by examining the aging analysis of outstanding accounts receivable.

Inventories

Inventories including merchandise and work-in-process are stated at the lower of cost (weighted-average cost) or net realizable value item by item, except for those that may be appropriate to group items of similar or related inventories. Net realizable value is the estimated selling price of inventories less all estimated costs of completion and costs necessary to make the sale.

Beginning from 2008, the Company classified certain land as land held for development within inventories. Prior to 2008, such land was classified as part of property, plant, and equipment. Such land is stated at the lower of cost or net realizable value. Prepayments for licensing and other miscellaneous costs have been capitalized as part of inventory. Profit shall be recognized in full when the land is sold, provided (a) the profit is determinable, that is, the collectibility of the sales price is reasonably assured or the amount that will not be collectible can be estimated, and (b) the earnings process is virtually complete.

Investments Accounted for using Equity Method

Investments in companies in which the Company exercises significant influence over the operating and financial policy decisions are accounted for by the equity method. Under the equity method, the investment is initially stated at cost and subsequently adjusted for its proportionate share in the net earnings of the investee companies. Any cash dividends received are recognized as a reduction in the carrying value of the investments.

Gains or losses on sales from the Company to equity method investees wherein Chunghwa exercises significant influence over these equity method investees are deferred in proportion to the Company’s ownership percentage in the investees until such gains or losses are realized through transactions with third parties. Gains or losses on sales from equity method investees to Chunghwa are deferred in proportion to Chunghwa’s ownership percentages in the investees until they are realized through transactions with third parties.

Effective January 1, 2006, pursuant to the revised Statement of Financial Accounting Standards No. 5, the cost of an investment shall be analyzed and the difference between the cost of investment and the fair value of identifiable net assets acquired, representing goodwill, shall not be amortize and instead shall be tested for impairment annually. If the fair value of identifiable net assets acquired exceeds the cost of investment, the excess shall be proportionately allocated as reductions to fair values of noncurrent assets except (a) financial assets other than investments accounted for using equity method, (b) assets to be disposed of by sale, (c) deferred tax assets, and (d) prepaid assets relating to pension or other postretirement benefit plans. If any excess remains after reducing the aforementioned items, the remaining excess shall be recognized as an extraordinary gain.

When the Company subscribes for additional investees shares at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment in the investee differs from the amount of the Company share of the investee’s equity. The Company records such a difference as an adjustment to long-term investments with the corresponding amount charged or credited to additional paid-in capital to the extent available, with the balance charged to retained earnings.

Financial Assets Carried at Cost

Investments in equity instruments that do not have a quoted price in an active market and whose fair values cannot be reliably measured such as non-publicly traded stocks are measured at their original cost. If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. A subsequent reversal of such impairment loss is not allowed.

The accounting treatment for cash dividends and stock dividends arising from financial assets carried at cost is the same as that for cash dividends and stock dividends arising from available-for-sale financial assets.

Property, Plant and Equipment

Property, plant and equipment are stated at cost plus a revaluation increment, if any, less accumulated depreciation and accumulated impairment loss. The interest costs that are directly attributable to the acquisition, construction of a qualifying asset are capitalized as property, plant and equipment. Major renewals and betterments are capitalized, while maintenance and repairs are expensed as incurred.

When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of depreciation, as if no impairment loss had been recognized.

An impairment loss on a revalued asset is charged to “unrealized revaluation increment” under equity to the extent available, with the balance is recognized as a loss in earnings. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment loss could be reversed and recognized as a gain, with the remaining credited to “unrealized revaluation increment”.

Depreciation expense is computed using the straight-line method over the following estimated service lives: land improvements - 10 to 30 years; buildings - 5 to 60 years; computer equipment - 3 to 10 years; telecommunication equipment - 5 to 30 years; transportation equipment - 5 to 10 years; and miscellaneous equipment - 2 to 12 years.

Upon sale or disposal of property, plant and equipment, the related cost, accumulated depreciation, accumulated impairment losses and any unrealized revaluation increment are deducted from the corresponding accounts, and any gain or loss recorded as non-operating gains or losses in the year of sale or disposal.

Intangible Assets

Intangible assets mainly include 3G Concession, computer software, patents and goodwill.

The 3G Concession is valid through December 31, 2018. The 3G Concession and any additional licensing fees are amortized on a straight-line basis from the date operations commence through the date the license expires. Computer software costs and patents are amortized using the straight-line method over the estimated useful lives of 2-20 years.

Goodwill represents the excess of the consideration paid for acquisition over the fair value of identifiable net assets acquired. Goodwill is tested for impairment annually. If an event occurs or circumstances change which indicates that the fair value of goodwill is more likely than not below its carrying amount, an impairment loss is recognized. A subsequent reversal of such impairment loss is not allowed.

The Company adopted the Statements of Financial Accounting Standards No. 37, “Intangible Assets.” Expenditure on research shall be expensed as incurred. Development Costs are capitalized when those costs meet relative criteria and are amortized using the straight-line method over estimated useful lives. Development costs do not meet relative criteria shall be expensed as incurred.

When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, as if no impairment loss had been recognized.

Idle Assets

Idle assets are carried at the lower of recoverable amount or carrying amount.

Pension Costs

For employees under defined benefit pension plans, pension costs are recorded based on actuarial calculations. For employees under defined contribution pension plans, pension costs are recorded based on the actual contributions made to employees’ individual pension accounts during their service periods.

Expense Recognition

The costs of providing services are recognized as incurred. The cost includes incentives to third party dealers for inducing business which are payable when the end user enters into an airtime contract.

Treasury Stock

Treasury stock is recorded at cost and shown as a reduction to stockholders’ equity. Upon cancellation of treasury stock, the treasury stock account is reduced and the common stock and capital surplus are reversed on a pro rata basis. If capital surplus is not sufficient, the difference is charged to retained earnings.

Share-based Compensation

Employee stock options granted on or after January 1, 2008 are accounted for using fair value method in accordance with under SFAS No. 39, “Accounting for Share-based Payment.” The adoption of SFAS No. 39 did not have any impact on the Company.

Employee stock options granted between January 1, 2004 and December 31, 2007 were accounted for under the interpretations issued by the Accounting Research and Development Foundation (the “ARDF”). The Company adopted the intrinsic value method, under which compensation cost was amortized over the vesting period.

Income Tax

The Company applies inter-period allocations for its income tax, whereby deferred income tax assets and liabilities are recognized for the tax effects of temporary differences and unused tax credits. Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized. A deferred tax asset or liability is classified as current or noncurrent in accordance with the classification of its related asset or liability. However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or noncurrent based on the expected length of time before it is realized or settled.

Any tax credits arising from purchases of machinery, equipment and technology, research and development expenditures, personnel training, and investments in important technology-based enterprises are recognized using the flow-through method.

Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

Income taxes (10%) on undistributed earnings is recorded in the year of stockholders approval which is the year subsequent to the year the earnings are generated.

Foreign-currency Transactions

Foreign-currency transactions are recorded in New Taiwan dollars at the rates of exchange in effect when the transactions occur. Exchange gains or losses derived from foreign-currency transactions or monetary assets and liabilities denominated in foreign currencies are recognized in earnings. At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are revalued at prevailing exchange rates with the resulting gains or losses recognized in earnings.

The financial statements of foreign equity investees are translated into New Taiwan dollars at the following exchange rates. Assets and liabilities - spot rates at period-end; stockholders’ equity - historical rates, income and expenses - average rates during the period. The resulting translation adjustments are recorded as a separate component of stockholders’ equity.

Hedge Accounting

A hedging relationship qualifies for hedge accounting only if, all of the following conditions are met: (a) at the inception of the hedge, there is formal documentation of the hedging relationship and the entity’s risk management objective and strategy for undertaking the hedge; (b) the hedge is expected to be highly effective in achieving offsetting changes in fair value attributable to the hedged risk, consistently with the risk management strategy documented for that particular hedging relationship; (c) the effectiveness of the hedge can be reliably measured; (d) the hedge is assessed on an ongoing basis and determined actually to have been highly effective throughout the financial reporting periods for which the hedge was designated.

The gain or loss from remeasuring the hedging instrument at fair value and the gain or loss on the hedged item attributable to the hedged risk are recognized in earnings.

3.	EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES

The Company adopted the newly-revised Statements of Financial Accounting Standards No. 10, “Accounting for Inventories,” (“SFAS No. 10”) beginning from January 1, 2009, which requires inventories to be stated at the lower of cost (weighted-average cost) or net realizable value item by item, except for those that may be appropriate to group items of similar or related inventories. The inventory-related incomes and expenses shall be classified in operating cost. The adoption of the revised SFAS No. 10 does not have significant impact on the Company’s consolidated net income and basic earnings per share (after income tax) for the three months ended March 31, 2009. The Company reclassified the non-operating income of $4,962 thousand to operating costs for the three months ended March 31, 2008.

In March 2007, the ARDF issued an Interpretation 96-052 that requires companies to recognize bonuses paid to employees, directors and supervisors as an expense rather than an appropriation of earnings beginning from January 1, 2008. Beginning from 2009, such bonuses are classified as an operating activity for purposes of the statement of cash flows when paid.

4.	CASH AND CASH EQUIVALENTS

	March 31
	2009	2008
Cash
Cash on hand	$150,357	$121,407
Bank deposits	12,696,229	17,412,013
Negotiable certificate of deposit, annual yield rate - ranging from 0.185%-2.45% and 1.63%-4.544% for the three months ended March 31, 2009 and 2008, respectively.	41,650,791	37,347,144

	54,497,377	54,880,564
Cash equivalents
Commercial paper, annual yield rate - ranging from 0.16%-0.27% and 1.92%-2.03% for the three months ended March 31, 2009 and 2008, respectively.	14,655,522	20,997,045

	$69,152,899	$75,877,609

5.	FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	March 31
	2009	2008
Current

Derivatives - financial assets
Forward exchange contracts	$8,993	$331,695
Index future contracts	—	86,474

	$8,993	$418,169

Derivatives - financial liabilities
Forward exchange contracts	$105,672	$14,324
Currency option contracts	—	3,075,125
Index future contracts	—	9,471

	$105,672	$3,098,920

Chunghwa entered into investment management agreements with a well-known financial institution (fund managers) to manage its investment portfolios in 2006. The investment portfolios managed by these fund managers aggregated to an original amount of US$100,000 thousand. Chunghwa will terminate the investment management agreements on April 14, 2009, and the fund managers will dispose of the investment portfolios before the termination date.

The Company entered into forward exchange contracts and index future contracts to reduce its exposure to foreign currency risk and variability in operating results due to fluctuations in exchange rates and stock prices. However, derivatives that do not meet the criteria for hedge accounting is classified as financial assets or financial liabilities held for trading.

Outstanding forward exchange contracts on March 31, 2009 and 2008 were as follows:

	Currency	Maturity Period	Contract Amount (in Thousands)
March 31, 2009

Sell	EUR/USD	2009.04	EUR	3,540
	GBP/USD	2009.04	GBP	3,680
	JPY/USD	2009.04	JPY	304,000
	USD/NTD	2009.04	USD	96,000
	USD/EUR	2009.04	USD	4,514
	USD/GBP	2009.04	USD	5,278
	USD/JPY	2009.04	USD	3,137
Buy	NTD/USD	2009.04	NTD	137,091

March 31, 2008

Sell	EUR/USD	2008.05	EUR	17,800
	GBP/USD	2008.05	GBP	2,070
	JPY/USD	2008.05	JPY	444,000
	USD/NTD	2008.04-06	USD	320,000
Buy	NTD/USD	2008.04	NTD	279,695

The Company did not have any outstanding index future contracts on March 31, 2009.

Outstanding index future contracts on March 31, 2008 were as follows:

	Maturity Period	Units	Contract Amount (in Thousands)
March 31, 2008

AMSTERDAM IDX FUT	2008.04	13	EUR	1,088
CAC40 10 EURO FUT	2008.04	4	EUR	178
IBEX 35 INDEX FUTR	2008.04	7	EUR	893
MINI S&P/MIB FUT	2008.06	34	EUR	1,037
FTSE 100 IDX FUT	2008.06	17	GBP	936
TOPIX INDEX FUTURE	2008.06	24	JPY	290,400
S&P 500 FUTURE	2008.06	16	USD	5,260
S&P 500 EMINI FUTURE	2008.06	47	USD	3,090

As of March 31, 2008, the deposits paid for index future contracts were $86,474 thousand.

In September 2007, Chunghwa entered into a 10-year, foreign currency derivative contract with Goldman Sachs Group Inc. (“Goldman”) and valuations were made biweekly starting from September 20, 2007 which were 260 valuation periods totally. Under the terms of the contract, if the NT dollar/US dollar exchange rate was less than NT$31.50 per US dollar at any two consecutive biweekly valuation dates during the valuation period starting from October 4, 2007 to September 5, 2017, Chunghwa was required to make a cash payment to Goldman. The settlement amount was determined by the difference between the applicable exchange rates and the base amount of US$4,000 thousand. Conversely, if the NT dollar/US dollar exchange rate was above NT$31.50 per US dollar using the same valuation methodology, Goldman would have a settlement obligation to Chunghwa determined using a base amount of US$2,000 thousand. Further, if the exchange rate was at or above NT$32.70 per US dollar starting from December 12, 2007 at any time, the contract would be terminated at that time. In accordance with the terms of the contract, Chunghwa deposited US$3,000 thousand with Goldman with annual yield rate of 8%. On October 21, 2008, the exchange rate was above NT$32.70 per US dollar, so the contract was terminated at that time.

Net loss arising from financial assets and liabilities at fair value through profit or loss for the three months ended March 31, 2009 and 2008 were $14,956 thousand (including realized settlement loss of $9,865 thousand and valuation loss of $5,091 thousand) and $1,893,141 thousand (including realized settlement gain of $258,494 thousand and valuation loss of $2,151,635 thousand), respectively.

6.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	March 31
	2009	2008
Open-end mutual funds	$17,768,474	$19,323,499
Real estate investment trust fund	190,923	241,451
Foreign listed stocks	—	796,644

	$17,959,397	$20,361,594

For the three months ended March 31, 2009 and 2008, movements of unrealized gain or loss on financial instruments mentioned above were as follows:

	Three Months Ended March 31
	2009	2008
Balance, beginning of period	$(2,264,932)	$37,420
Recognized in stockholders’ equity	(60,920)	(1,052,042)
Transferred to profit or loss	227,894	136,967

Balance, end of period	$(2,097,958)	$(877,655)

Global economic and financial circumstances have significantly changed. As a result, Chunghwa determined that the impairment losses of available-for-sale financial assets is other-than-temporary in nature, and recorded impairment losses of $85,349 thousand and nil for the three months ended March 31, 2009 and 2008, respectively. Chunghwa recorded impairment losses of $1,139,105 thousand in 2008.

7.	HELD-TO-MATURITY FINANCIAL ASSETS

	Three Months Ended March 31
	2009	2008
Corporate bonds, nominal interest rate ranging from 0.889%-4.75% and 0%-4% for 2009 and 2008, respectively; effective interest rate ranging from 0.889%-2.95% and 0.994%-4% for 2009 and 2008, respectively	$4,411,896	$1,349,078
Collateralized loan obligation, nominal and effective interest rate were both 2.175% for 2009 and 2008	30,113	70,667

	4,442,009	1,419,745
Less: Current portion	515,487	653,460

	$3,926,522	$766,285

8.	ALLOWANCE FOR DOUBTFUL ACCOUNTS

	Three Months Ended March 31
	2009	2008
Balance, beginning of period	$3,050,691	$3,430,157
Charge to expense for doubtful accounts	131,183	194,207
Impact on acquisition of subsidiaries	—	983
Accounts receivable written off	(181,117)	(306,134)

Balance, end of period	$3,000,757	$3,319,213

9.	OTHER CURRENT MONETARY ASSETS

	March 31
	2009	2008
Accrued custodial receipts from other carriers	$449,917	$596,452
Tax refund receivable	6,708	3,221,620
Other receivable	1,677,844	2,172,446

	$2,134,469	$5,990,518

10.	INVENTORIES, NET

	March 31
	2009	2008
Merchandise	$1,773,223	$2,452,726
Work in process	554,127	244,567

	2,327,350	2,697,293
Land held under development	706,176	—
Land held for development	337,738	—
Prepayment for construction	41,991	—

	$3,413,255	$2,697,293

The operating costs related to inventories for the three months ended March 31, 2009 was $5,764,238 thousand, including the accruals for product warranty costs of $4,038 thousand. The operating costs related to inventories for the three months ended March 31, 2008 was $6,568,003 thousand, including the reversal of valuation loss on inventories of $4,962 thousand and the reversal of accruals for product warranty costs of $14,012 thousand.

Land held under development on March 31, 2009 was for Wan-Xi project which is expected to be completed in 2012.

11.	OTHER CURRENT ASSETS

	March 31
	2009	2008
Prepaid expenses	$2,582,529	$3,752,703
Spare parts	2,301,188	2,107,183
Prepaid rents	877,091	654,759
Miscellaneous	509,977	271,338

	$6,270,785	$6,785,983

12.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	March 31
	2009		2008
	Carrying Amount	% of Owner- ship	Carrying Amount	% of Owner- ship
Chunghwa Investment Co., Ltd. (“CHI”)	$832,624	49	$949,253	49
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	574,203	40	594,782	40
ST-2 Satellite Ventures Pte., Ltd. (“SSVP”)	403,489	38	—
Senao Networks, Inc. (“SNI”)	279,833	44	290,709	47
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	96,647	33	—
Skysoft Co., Ltd. (“SKYSOFT”)	86,594	30	71,223	30
KingWaytek Technology Co., Ltd. (“KWT”)	74,335	33	71,452	33
ELTA Technology Co., Ltd. (“ELTA”)	—	—	42,800	32

	$2,347,725		$2,020,219

ST-1 telecommunications satellite is expected be retired in 2011; therefore, CHTS and SingTelSat Pte., Ltd. established a joint venture, ST-2 Satellite Ventures Pte., Ltd. (“SSVP”) in Singapore in October 2008 in order to maintain the current service. By March 31, 2009, Chunghwa has invested $403,675 thousand. SSVP will engage in the installation and the operation of ST-2 telecommunications satellite.

Chunghwa established Viettel-CHT Co., Ltd. with Viettel Co., Ltd. in Vietnam in April 2008, by investing $91,239 thousand cash. Viettel-CHT engages mainly in IDC services.

Chunghwa invested KingWaytek Technology Co., Ltd. (“KWT”) in January 2008, for a purchasing price of $71,770 thousand. KWT engages mainly in publishing books, data processing and software services.

ELTA engages mainly in professional on-line and mobile value-added content aggregative services. Chunghwa sold all shares of ELTA with carrying value $51,152 thousand on July 23, 2008 for a selling price of $44,047 thousand and recognized a disposal loss of $7,105 thousand.

Chunghwa participated in So-net Entertainment Taiwan’s capital increase on April 3, 2009, by investing $60,008 thousand cash, and acquired 30% of its shares. So-net Entertainment Taiwan engages mainly in online service and sale of computer hardware.

The aggregate carrying values of the unreviewed equity method investments were $2,347,725 thousand and $1,729,510 thousand as of March 31, 2009 and 2008, respectively. The net equity in losses of such equity investees were $8,552 thousand and $57,579 thousand for the three months ended March 31, 2009 and 2008, respectively.

13.	FINANCIAL ASSETS CARRIED AT COST

	March 31
	2009		2008
	Carrying Amount	% of Owner- ship	Carrying Amount	% of Owner- ship
Cost investees:
Taipei Financial Center (“TFC”)	$1,789,530	12	$1,789,530	12
Industrial Bank of Taiwan II Venture Capital Co., Ltd. (“IBT II”)	200,000	17	200,000	17
Global Mobile Corp. (“GMC”)	127,018	11	127,018	11
iD Branding Ventures (“iDBV”)	75,000	8	75,000	8
RPTI International (“RPTI”)	34,500	12	49,500	12
N.T.U. Innovation Incubation (“NTUI”)	12,000	9	12,000	9
Essence Technology Solution, Inc. (“ETS”)	10,000	9	20,000	9
3 Link Information Service Co., Ltd. (“3 Link”)	3,450	10	3,450	10
eASPNet Taiwan Inc. (“eASPNet”)	—	2	—	2

	2,251,498		2,276,498
Prepayments for long-term investments in stocks - Taipei Financial Center (“TFC”)	285,859	—	—

	$2,537,357		$2,276,498

Chunghwa invested in IBT II in January 2008, for a purchase price of $200,000 thousand. IBT II engages mainly in investment. IBT II completed its incorporation on February 13, 2008.

Chunghwa invested in GMC in December 2007, for a purchase price of $168,038 thousand for 16,796 thousand shares. GMC engages mainly in wire communication services and computer software wholesale and circuit engineering. The National Communications Commission (“NCC”) informed Chunghwa with the Communication Letter (#0974102087) on April 1, 2008 that its investment in GMC was not authorized by NCC, and notified Chunghwa on May 5, 2008 that Chunghwa should dispose of its investment in GMC no later than June 30, 2008, otherwise, NCC would fine Chunghwa according to the Telecommunication Act. In April 2008, Chunghwa disposed of a portion of its investment in GMC (4,100 thousand shares) and filed an appeal to NCC to suspend the enforcement. In July 2008, NCC resolved that according to the Administrative Penalty Act, Chunghwa could not divest of its investment in the short time period provided and that Chunghwa would not be subject to fines as noted above. In October 2008, NCC revoked the original decree about Chunghwa’s investment in GMC, therefore, Chunghwa did not dispose of its remaining holding in GMC.

After evaluating the investments in RPTI and ETS, Chunghwa determined the investments in RPTI and ETS were impaired and recognized impairment losses of $15,000 thousand and $10,000 thousand, respectively, for the year ended December 31, 2008.

Chunghwa participated in TFC’s capital increase in October 2008 and prepaid $285,859 thousand. However, TFC is not expected to be able to collect enough amount of capital increase within a specific period, therefore TFC’s board of directors held a meeting on April 10, 2009 and resolved to withdraw its capital increase plan from Securities and Futures Bureau of Financial Supervisory Commission, Executive Yuan (“SFC”). The prepayment will be returned to Chunghwa within ten days after TFC receives the approval notification from SFC.

The above investments that do not have a quoted market price in an active market and whose fair values cannot be reliably measured are carried at original cost.

14.	OTHER MONETARY ASSETS- NONCURRENT

	March 31
	2009	2008
Piping Fund	$1,000,000	$1,000,000
Taiwan Goal Co., Ltd. (“TG”)	—	30,000

	$1,000,000	$1,030,000

As part of the government’s effort to upgrade the existing telecommunications infrastructure, Chunghwa and other public utility companies were required by the ROC government to contribute a total of $1,000,000 thousand to a Piping Fund administered by the Taipei City Government. This fund was used to finance various telecommunications infrastructure projects.

In January 2008, CHSI invested in Taiwan Goal Co., Ltd. (“TG”) for a purchase price of $30,000 thousand. TG engages mainly in import and export activities for machine wholesale, arms and ammunition products. On March 17, 2008, the stockholders of TG resolved to dissolve TG at a special meeting. As of December 31, 2008, TG has completed its dissolution process. CHSI received $29,585 thousand for the liquidation and recognized a loss of $415 thousand in 2008.

15.	PROPERTY, PLANT AND EQUIPMENT

	March 31
	2009	2008
Cost
Land	$101,475,043	$102,730,005
Land improvements	1,496,380	1,475,644
Buildings	63,118,981	62,743,257
Computer equipment	16,135,676	15,594,012
Telecommunications equipment	652,003,784	640,825,227
Transportation equipment	2,293,206	2,776,104
Miscellaneous equipment	7,332,790	7,665,316

Total cost	843,855,860	833,809,565
Revaluation increment on land	5,810,650	5,822,981

	849,666,510	839,632,546

Accumulated depreciation
Land improvements	912,283	857,843
Buildings	16,583,096	15,503,256
Computer equipment	12,152,699	11,583,463
Telecommunications equipment	509,568,942	491,765,446
Transportation equipment	2,095,821	2,611,758
Miscellaneous equipment	6,181,733	6,727,447

	547,494,574	529,049,213

Construction in progress and advances payments	15,665,623	15,438,382

Property, plant and equipment, net	$317,837,559	$326,021,715

Pursuant to the related regulation, Chunghwa revalued its land owned as of April 30, 2000 based on the publicly announced value on July 1, 1999. These revaluations which have been approved by the Ministry of Auditing resulted in increases in the carrying values of property, plant and equipment of $5,986,074 thousand, liabilities for land value incremental tax of $211,182 thousand, and stockholders’ equity - other adjustments of $5,774,892 thousand.

The amendment to the Land Tax Act, relating to the article to permanently lower land value incremental tax, went effective from February 1, 2005. In accordance with the lowered tax rates, Chunghwa recomputed its land value incremental tax, and reclassified the reserve for land value incremental tax of $116,196 thousand to stockholders’ equity - other adjustments. As of March 31, 2009, the unrealized revaluation increment was decreased to $5,813,187 thousand by disposal revaluation assets.

Depreciation expense on property, plant and equipment for the three months ended March 31, 2009 and 2008 amounted to $8,944,548 thousand and $9,440,330 thousand, respectively. Capitalized interest expense for the three months ended March 31, 2009 and 2008 amounted to $122 thousand and $44 thousand, and capitalized rate were 1.25%-1.604% and 2.85%-2.88%, respectively.

16.	SHORT-TERM LOANS

	March 31
	2009	2008
Unsecured loans - annual rate - 1.25%-1.30% and 2.85%-2.93% for the three months ended March 31, 2009 and 2008, respectively	$274,000	$75,000

17.	ACCRUED EXPENSES

	March 31
	2009	2008
Accrued salary and compensation	$7,518,920	$6,415,186
Accrued franchise fees	2,910,613	2,775,888
Other accrued expenses	2,598,080	2,389,039

	$13,027,613	$11,580,113

18.	OTHER CURRENT LIABILITIES

	March 31
	2009	2008
Advances from subscribers	$6,063,431	$5,824,034
Amounts collected in trust for others	2,262,345	2,390,190
Payables to equipment suppliers	1,983,429	1,500,899
Payables to contractors	1,114,070	781,358
Refundable customers’ deposits	997,543	937,671
Miscellaneous	3,185,615	2,790,467

	$15,606,433	$14,224,619

19.	LONG-TERM LOANS (INCLUDING LONG-TERM LOANS - CURRENT PORTION)

	March 31
	2009	2008
Unsecured loans - annual rate - 2.01%-2.167% and 2.79% for the three months ended March 31, 2009 and 2008, respectively	$385,128	$20,000
Secured loans - annual rate - 1%	35,700	37,840

	420,828	57,840
Less: Current portion of long-term loans	6,300	20,000

	$414,528	$37,840

CHIEF obtained an unsecured loan from Bank of Taiwan. Interest and principal amount are payable monthly from January 6, 2009 with a due date of January 6, 2013.

SENAO obtained an unsecured loan from Industrial Bank of Taiwan. Interest and principal amount are payable semiannually and the loan is repaid in May 4, 2008.

SHE obtained a loan from the Industrial Development Bureau, Ministry of Economic Affairs for research and development purpose and obtained a secured loan from Taiwan Business Bank. Interest is payable monthly and the principal is payable every three month from January 15, 2009 with a due date of April 15, 2013.

20.	MATURITY ANALYSIS OF ASSETS AND LIABILITIES

The Company classified LED’s assets and liabilities of the construction operations as current and noncurrent according to the length of the operating cycle of the construction operations. Maturity analysis of LED’s related assets and liabilities was as follows:

	March 31, 2009
	With in One Year	Over One Year	Total
Assets

Inventories	$—	$1,085,905	$1,085,905
Deferred expenses (classified as other current assets)	—	91,580	91,580
Restricted assets (classified as other assets - others)	—	71,046	71,046

	$—	$1,248,531	$1,248,531

Liabilities

Advance from of land and building (classified as other current liabilities)	$—	$242,370	$242,370

21.	STOCKHOLDERS’ EQUITY

Under Chunghwa’s Articles of Incorporation, Chunghwa’s authorized capital is $120,000,000,020 which is divided into 12,000,000,000 common shares (at $10 par value per share), which are issued and outstanding 9,696,808,181 shares, Chunghwa’s Articles of Incorporation and the Republic of China Telecommunications Act provide that the MOTC has the right to purchase two redeemable preferred shares at $10 (par value) in the event its ownership of Chunghwa falls below 50% of the outstanding common shares. On March 28, 2006, the board of directors approved the issuance of the 2 preferred shares, and the MOTC purchased the 2 preferred shares at par value on April 4, 2006. In accordance with the Articles of Incorporation of Chunghwa, the preferred shares would be redeemed by Chunghwa three years from the date of issuance at their par value. These preferred shares expired on April 4, 2009 and were redeemed on April 6, 2009.

The MOTC, as the holder of those preferred shares is entitled to the same rights as holders of common shares and certain additional rights as specified in Chunghwa’s Articles of Incorporation as follows:

a.	The holder of the preferred shares, or its nominated representative, will act as a director and/or supervisor during the entire period in which the preferred shares are outstanding.

b.	The holder of preferred shares has the same pre-emptive rights as holders of common shares when Chunghwa raises capital by issuing new shares.

c.	The holder of the preferred shares will have the right to veto on any change in the name of Chunghwa or the nature of its business and any transfer of a substantial portion of Chunghwa’s business or property.

d.	The holder of the preferred shares may not transfer the ownership. Chunghwa must redeem all outstanding preferred shares with par value within three years from the date of their issuance.

For the purpose of privatizing Chunghwa, the MOTC sold 1,109,750 thousand common shares of Chunghwa in an international offering of securities in the form of American Depositary Shares (“ADS”) amounting to 110,975 thousand units (one ADS represents ten common shares) on the New York Stock Exchange on July 17, 2003. Afterwards, the MOTC sold 1,350,682 thousand common shares in the form of ADS amounting to 135,068 thousand units on August 10, 2005. Subsequently, the MOTC and Taiwan Mobile Co., Ltd. sold 505,389 thousand and 58,959 thousand common shares of Chunghwa, respectively, in the form of ADS totally amounting to 56,435 thousand units on September 29, 2006. The MOTC and Taiwan Mobile Co., Ltd. have sold 3,024,780 thousand common shares in the form of ADS amounting to 302,478 thousand units. As of March 31, 2009, the outstanding ADSs were 1,375,513 thousand common shares, which equaled approximately 137,551 thousand units and represented 14.19% of Chunghwa’s total outstanding common shares.

The ADS holders generally have the same rights and obligations as other common stockholders, subject to the provision of relevant laws. The exercise of such rights and obligations shall comply with the related regulations and deposit agreement, which stipulate, among other things, that ADS holders can, through deposit agents:

a.	Exercise their voting rights,

b.	Sell their ADSs, and

c.	Receive dividends declared and subscribe to the issuance of new shares.

Under the ROC Company Law, additional paid-in capital may only be utilized to offset deficits. For those companies having no deficits, additional paid-in capital arising from capital surplus can be used to increase capital stock and distribute to stockholders in proportion to their ownership at the ex-dividend date. Also, such amounts can only be declared as a stock dividend by Chunghwa at an amount calculated in accordance with the provisions of existing regulations. The combined amount of any portions capitalized each year may not exceed 10 percent of common stock issued. However, where a company undergoes an organizational change (such as a merger, acquisition, or reorganization) that results in the capitalization of undistributed earnings after the organizational change, the above restriction does not apply.

In addition, before distributing a dividend or making any other distribution to stockholders, Chunghwa must pay all outstanding taxes, recover any past losses and set aside a legal reserve equal to 10% of its net income, and depending on its business needs or requirements, may also set aside a special reserve. In accordance with the Articles of Incorporation, no less than 50% of the remaining earnings comprising remaining balance of net income, if any, plus cumulative undistributed earnings shall be distributed in the following order: (a) from 2% to 5% of distributable earnings shall be distributed to employees as employee bonus; (b) no more than 0.2% of distributable earnings shall be distributed to board of directors and supervisors as remuneration; and (c) cash dividends to be distributed shall not be less than 50% of the total amount of dividends to be distributed. If cash dividends to be distributed is less than $0.10 per share, such cash dividend shall be distributed in the form of common shares.

Chunghwa operates in a capital-intensive and technology-intensive industry and requires capital expenditures to sustain its competitive position in high-growth market. Thus, Chunghwa’s dividend policy takes into account future capital expenditure outlays. In this regard, a portion of the earnings may be retained to finance these capital expenditures. The remaining earnings can then be distributed as dividends if approved by the stockholders in the following year and will be recorded in the financial statements of that year.

For the three months ended March 31, 2009 and 2008, the accrual amounts for bonuses to employees and remuneration to directors and supervisors is based on management estimates including past experience and probable amount to be paid in accordance with Chunghwa’s Articles of Incorporation and Implementation Guidance for the Employee’s Bonus Distribution of Chunghwa Telecom Co., Ltd.

If the initial accrual amounts of the aforementioned bonus are different from the amounts proposed by the board of directors, the difference is charged to the earnings of the year making the initial estimate. Otherwise, the difference between initial accrual amount and the amount resolute in the stockholders’ meeting is charged to the earnings of the following year as a result of change in accounting estimate.

Under the ROC Company Law, the appropriation for legal reserve shall be made until the accumulated reserve equals the aggregate par value of the outstanding capital stock of Chunghwa. This reserve can only be used to offset a deficit, or when reaching 50% of the aggregate par value of the outstanding capital stock of Chunghwa, up to 50% of the reserve may, at the option of Chunghwa, be declared as a stock dividend and transferred to capital.

The appropriations and distributions of the 2008 earnings of Chunghwa have been proposed by the board of directors on March 27, 2009 and the appropriations and distributions of the 2007 earnings of Chunghwa have been approved by the stockholders on June 19, 2008 as follows:

	Appropriation of Earnings		Dividend Per Share
	2008	2007	2008	2007
Legal reserve	$4,127,675	$4,823,356	$—	$—
Special reserve	475		—	—
Reversal of special reserve	—	3,304	—	—
Cash dividends	37,138,775	40,716,130	3.83	4.26
Stock dividends	—	955,778	—	0.10
Employee bonus - cash	—	1,303,605	—	—
Employee bonus - stock	—	434,535	—	—
Remuneration to board of directors and supervisors	—	43,454	—	—

The amounts for bonuses to employees and remuneration to directors and supervisors proposed by the board of directors of Chunghwa on March 27, 2009, were $1,629,915 thousand and $38,807 thousand, respectively.

The appropriation of Chunghwa’s 2008 earnings has not been resolved by the stockholders as of the review report date. Information on the appropriation of 2008 earnings, employee bonus and remuneration to directors and supervisors resolved by the stockholders is available at the Market Observation Post System website.

The stockholders, at a special meeting held on August 14, 2008, resolved to transfer capital surplus in the amount of $19,115,554 thousand to common capital stock.

The above mentioned 2008 capital increase proposal was effectively registered with SFC. The board of directors resolved the ex- dividend date of the aforementioned proposal as October 25, 2008.

The stockholders, at the stockholders’ meeting held on August 14, 2008, also resolved to reduce the amount of capital in Chunghwa by a cash distribution to its stockholders in order to improve the financial condition of Chunghwa and better utilize its excess funds. The capital reduction plan was effected by a transfer of capital surplus in the amount of $19,115,554 thousand to common capital stock and was effectively registered with SFC. Chunghwa designated December 30, 2008 as the record date and March 9, 2009 as the stock transfer date of capital reduction. Subsequently, common capital stock was reduced by $19,115,554 thousand and a liability for the same amount of cash to be distributed to stockholders was recorded. Such cash payment to stockholders was made in March 2009.

The stockholders, at a meeting held on June 15, 2007, resolved to transfer capital surplus in the amount of $9,667,845 thousand to common capital stock.

The above mentioned 2007 capital increase proposal was effectively registered with SFC. The board of directors resolved the ex-dividend date of the aforementioned proposal as August 1, 2007.

The stockholders, at the stockholders’ meeting held on June 15, 2007, also resolved to reduce the amount of capital in Chunghwa by a cash distribution to its stockholders in order to improve the financial condition of Chunghwa and better utilize its excess funds. The capital reduction plan was effected by a transfer of capital surplus in the amount of $9,667,845 thousand to common capital stock and was effectively registered with SFC. Chunghwa designated October 19, 2007 and December 29, 2007 as the record date and the stock transfer date of capital reduction, respectively. Subsequently, common capital stock was reduced by $9,667,845 thousand and a liability for the actual amount of cash to be distributed to stockholders of $9,557,777 thousand was recorded. The difference between the reduction in common capital stock and the distribution amount represents treasury stock of $110,068 thousand held by Chunghwa and concurrently cancelled. Such cash payment to stockholders was made in January 2008.

22.	SENAO’s SHARE-BASED COMPENSATION PLANS

SENAO has several share-based compensation plans (“SENAO Plans”) described as follows:

Effective Date	Grant Date	Stock Options Units (Thousand)	Exercise Price
2003.09.03	2003.10.17	3,981	$ 15.8 (Original price $20.2)
2003.09.03	2004.03.04	385	18.9 (Original price $23.9)
2004.12.01	2004.12.28	6,500	10.0 (Original price $11.6)
2004.12.01	2005.11.28	1,500	15.5 (Original price $18.3)
2005.09.30	2006.05.05	10,000	14.3 (Original price $16.9)
2007.10.16	2007.10.31	6,181	42.6 (Original price $ 44.2)

		28,547

Each option is eligible to subscribe for one common share when exercisable. Under the terms of the Plans, the options are granted at an exercise price equal to the closing price of the SENAO’s common shares listed on the TSE on the higher of closing price or par value. The SENAO Plans have exercise price adjustment formula upon the issuance of new common shares, capitalization of retained earnings and/or capital reserves, stock split as well as distribution of cash dividend (except for 2007 Plan), except (i) in the case of issuance of new shares in connection with mergers and in the case of cancellation of outstanding shares in connection with capital reduction (2007 Plan is out of this exception), and (ii) except if the exercise price after adjustment exceeds the exercise price before adjustment. The options of all the Plans are valid for six years and the graded vesting schedule for which 50% of option granted will vest two years after the grant date and another two tranches of 25% will vest three and four years after the grant date respectively.

Information about SENAO’s outstanding stock options for the three months ended March 31, 2009 and 2008 was as follows:

	Stock Options Outstanding
	2009		2008
	Number of Options (Thousand)	Weighted Average Exercise Price NT$	Number of Options (Thousand)	Weighted Average Exercise Price NT$
Options outstanding, beginning of period	13,818	$26.34	18,592	$24.70
Options issued	—	—	—	—
Options exercised	(1,419)	12.55	(715)	12.42
Options expired	(137)	23.48	(143)	24.27

Options outstanding, end of period	12,262	27.97	17,734	25.20

Options exercisable, end of period	2,772		1,118

As of March 31, 2009, information about SENAO’s outstanding and exercisable options was as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options (Thousand)	Weighted- average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options (Thousand)	Weighted Average Exercise Price (NT$)
$10.0-$14.3	5,588	2.93	$ 13.81	2,316	$ 13.11
$15.5-$18.9	685	2.01	15.60	456	15.64
$42.6	5,989	4.67	42.60	—	—

As of March 31, 2008, information about SENAO’s outstanding and exercisable options was as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options (Thousand)	Weighted- average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options (Thousand)	Weighted Average Exercise Price (NT$)
$10.5-$15.7	10,334	3.88	$ 14.89	579	$ 10.50
$17.1-$20.8	1,262	3.03	17.23	539	17.31
$44.2	6,138	5.67	44.20	—	—

No compensation cost of SENAO’s options was recognized under the intrinsic value method for the three months ended March 31, 2009 and 2008. Had SENAO used the fair value method to recognize the compensation cost, there were no significant impact on the consolidated net income and earnings per share.

Had SENAO used the fair value method to evaluate the options using the Black-Scholes model, the assumptions and pro forma results of SENAO for the three months ended March 31, 2009 would have been as follows:

	2007.10.31	2006.05.05	2005.11.28	2004.12.28	2004.03.04
	Options Exercise- able	Options Exercise- able	Options Exercise- able	Options Exercise- able	Options Exercise- able
Expected dividend yield	1.49%	—	—	—	—
Risk free interest rate	2.00%	1.75%	2.00%	1.88%	1.88%
Expected life (years)	4.375	4.375	4.375	4.375	4.375
Expected volatility	39.82%	39.63%	43.40%	49.88%	52.65%
Weighted-average fair value of grants	$13.69	$5.88	$6.93	$4.91	$10.56

23.	TREASURY STOCK

	Three Months Ended
	March 31
	2009	2008
Balance, beginning of the period	—	110,068
Decrease	—	110,068

Balance, end of the period	—	—

According to the Securities and Exchange Law of the ROC, total shares of treasury stock shall not exceed 10% of Chunghwa’s stock issued. The total amount of the repurchased shares shall not be more than the total amount of retained earnings, capital surplus and realized additional paid-in capital. The Company shall neither pledge treasury stock nor exercise shareholders’ rights on these shares, such as rights to dividends and to vote.

In order to maintain its credit and stockholders’ equity, Chunghwa repurchased 121,075 thousand share of treasury stock for $7,217,562 thousand from August 29, 2007 to October 25, 2007. On December 29, 2007, Chunghwa cancelled 11,007 thousand shares of treasury stock by reducing common stock of $110,068 thousand. The remaining 110,068 thousand shares of treasury stock amounted to $7,107,494 thousand was cancelled on February 21, 2008.

24.	COMPENSATION, DEPRECIATION AND AMORTIZATION EXPENSES

	Three Months Ended March 31, 2009
	Cost of Services	Operating Expenses	Total
Compensation expense
Salaries	$3,138,461	$2,450,207	$5,588,668
Insurance	193,066	151,228	344,294
Pension	406,188	299,157	705,345
Other compensation	2,115,445	1,451,467	3,566,912

	$5,853,160	$4,352,059	$10,205,219

Depreciation expense	$8,459,501	$485,047	$8,944,548

Amortization expense	$230,445	$55,485	$285,930

	Three Months Ended March 31, 2008
	Cost of	Operating
	Services	Expenses	Total
Compensation expense
Salaries	$3,045,808	$2,374,305	$5,420,113
Insurance	168,996	136,648	305,644
Pension	402,631	296,410	699,041
Other compensation	1,872,157	1,294,606	3,166,763

	$5,489,592	$4,101,969	$9,591,561

Depreciation expense	$8,911,868	$528,462	$9,440,330

Amortization expense	$222,786	$51,727	$274,513

25.	INCOME TAX

a.	Income tax expense consisted of the following:

	Three Months Ended
	March 31
	2009	2008
Income tax payable	$3,278,531	$4,233,593
Income tax - separated	37,578	126,566
Income tax - deferred	18,417	(878,791)
Adjustments of prior years’ income tax	(815)	—

	$3,333,711	$3,481,368

b.	Net deferred income tax assets (liabilities) consisted of the following:

	March 31
	2009	2008
Current
Provision for doubtful accounts	$506,073	$573,834
Abandonment of equipment not approved by National Tax Administration	40,239	—
Unrealized accrued expense	34,623	—
Valuation loss on inventory	25,627	8,468
Estimated warranty liabilities	13,736	13,522
Valuation loss on financial instruments, net	7,616	696,545
Loss carryforward	1,494	71,316
Unrealized foreign exchange loss (gain)	(55,266)	199,916
Other	14,240	18,666

	588,382	1,582,267
Valuation allowance	(494,617)	(592,767)

Net deferred income tax assets - current	$93,765	$989,500

Noncurrent
Accrued pension cost	$1,407,572	$1,243,991
Loss carryforward	140,608	93,227
Impairment loss	138,387	84,487
Loss on disposal of property, plant and equipment	2,085	17,460
Other	6,011	4,381

	1,694,663	1,443,546
Valuation allowance	(144,995)	(55,737)

Net deferred income tax assets - noncurrent	$1,549,668	$1,387,809

c.	As of March 31, 2009, loss carryforward of CHIEF, Unigate, SHE, CIYP and LED are as follows:

Company	Total Creditable Amounts	Remaining Creditable Amounts	Expiry Year
CHIEF	$28,261	$28,111	2013
	22,427	22,427	2014
	25,392	25,392	2015
	21,975	21,975	2016
	12,125	12,125	2017
	3,991	3,991	2018
Unigate	20	20	2017
	8	8	2018
SHE	6,529	5,712	2013
	1,973	1,973	2014
	6,262	6,262	2016
	1,152	1,152	2017
CIYP	11,291	1,494	2017
LED	7,982	7,982	2018
	3,478	3,478	2019

	$152,866	$142,102

d.	The related information under the Integrated Income Tax System is as follows:

	March 31
	2009	2008
Balance of Imputation Credit Account (“ICA”) Chunghwa	$7,343,493	$6,601,656

The estimated and the actual creditable ratios distribution of Chunghwa’s of 2008 and 2007 for earnings were 30.96% and 28.81%, respectively. The imputation credit allocated to stockholders is based on its balance as of the date of dividend distribution. The estimated creditable ratio may change when the actual distribution of imputation credit is made.

e.	Undistributed earnings information

All Chunghwa’s earnings generated prior to June 30, 1998 have been appropriated.

Chunghwa’s income tax returns have been examines by tax authorities through 2005. The following entities’ income tax returns have been examined by tax authorities through 2006: SENAO, CHIEF, Unigate, and CHSI. SHE and CIYP’s income tax returns have been examines by tax authorities through 2007.

26.	EARNINGS PER SHARE

			Weighted- average Number of Common Shares (Thousand) (Denominator)	Earnings Per Share (Dollars)
	Amount (Numerator)			Income Before Income Tax	Net Income
	Income Before Income Tax	Net Income
Three months ended March 31, 2009

EPS was calculated as follows:

Basic EPS:
Income attributable to stockholders of the parent	$14,023,457	$10,787,389	9,696,808	$1.45	$1.11

Effect of dilutive potential common stock -SENAO’s stock options	(1,550)	(1,550)	—
Employee bonus	—	—	18,216

Diluted EPS
Income attributable to stockholders of the parent (including effect of dilutive potential common stock)	$14,021,907	$10,785,839	9,715,024	$1.44	$1.11

Three months ended March 31, 2008

Basic EPS
Income attributable to stockholders of the parent	$14,092,163	$10,716,108	9,696,808	$1.45	$1.11

Effect of dilutive potential common stock - SENAO’s stock options	(2,056)	(2,056)	—
Employee bonus	—	—	2,489

Diluted EPS
Income attributable to stockholders of the parent (including effect of dilutive potential common stock)	$14,090,107	$10,714,052	9,699,297	$1.45	$1.10

In March 2007, the ARDF issued an Interpretation 96-052 that requires companies to recognize bonuses paid to employees, directors and supervisors as an expense rather than an appropriation of earnings beginning from January 1, 2008. According to the Interpretation 97-169 issued by ARDF in May 2008, Chunghwa presumed that the employees bonuses to be paid will be settled in shares and takes those shares into consideration when calculating the weighted average number of outstanding shares used in the calculation of diluted EPS if the share have a dilutive effect for the three months ended March 31, 2009. The number of shares is calculated by dividing the amount of bonuses by the closing price of the Chunghwa’s shares of the balance sheet date. The dilutive effect of the shares needs to be considered until the stockholders resolve the number of shares to be distributed to employees in their meeting in the following year.

The diluted earnings per share for the three months ended March 31, 2009 and 2008 was due to the effect of potential common stock of stock options by SENAO.

27.	PENSION PLAN

Chunghwa completed privatization plans on August 12, 2005. Chunghwa is required to pay all accrued pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization in accordance with the Statute Governing Privatization of Stated-owned Enterprises. After paying all pension obligations for privatization, the plan assets of Chunghwa should be transferred to the Fund for Privatization of Government-owned Enterprises (the “Privatization Fund”) under the Executive Yuan. On August 7, 2006, Chunghwa transferred the remaining balance of fund to the Privatization Fund. However, according to the instructions of MOTC, Chunghwa would on behalf of the MOTC to pay all accrued pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization.

The pension plan under the Labor Pension Act of ROC (the “LPA”) is effective beginning July 1, 2005 and this pension mechanism is considered as a defined contribution plan. Based on the LPA, Chunghwa, SENAO, CIYP, CHIEF, Unigate, CHSI, SHE, LED makes monthly contributions to employees’ individual pension accounts at 6% of monthly salaries and wages.

The Company’s pension plan is considered as a defined benefit plan under the Labor Standards Law that provide benefits based on an employee’s length of service and average six-month salary prior to retirement. Chunghwa, SENAO, CHIEF and SHE contribute an amount equal to 2% to 15% of salaries paid each month to their respective pension funds (the Funds), which are administered by the Labor Pension Fund Supervisory Committee (the Committee) and deposited in the names of the Committees in the Bank of Taiwan.

Pension costs of the Company were $721,090 thousand ($684,210 thousand subject to defined benefit plan and $36,880 thousand subject to defined contributed plan) and $717,366 thousand ($690,060 thousand subject to defined benefit plan and $27,306 thousand subject to defined contribution plan) for the three months ended March 31, 2009 and 2008, respectively.

28.	TRANSACTIONS WITH RELATED PARTIES

The ROC Government, one of Chunghwa’s customers held significant equity interest in Chunghwa. Chunghwa provides fixed-line services, wireless services, Internet and data and other services to the various departments and institutions of the ROC Government and other state-owned enterprises in the normal course of business and at arm’s-length prices. The information on service revenues from government bodies and related organizations have not been provided because details of the type of transactions were not summarized by Chunghwa. Chunghwa believes that all costs of doing business are reflected in the financial statements.

a.	The Company engages in business transactions with the following related parties:

Company	Relationship
Taiwan International Standard Electronics Ltd. (“TISE”)	Equity-method investee
Skysoft Co., Ltd. (“SKYSOFT”)	Equity-method investee
ELTA Technology Co., Ltd. (“ELTA”)	Equity-method investee before Chunghwa sold all shares in July, 2008.
Chunghwa Precision Test Technical Co., Ltd. (“CHPT”)	Subsidiary of CHI
Senao Networks, Inc. (“SNI”)	Equity-method investee of SENAO
SENAO Technology Education Foundation (“STEF”)	A nonprofit organization of which the funds donated by SENAO exceeds one third of its total funds
Institute for Information Industry (“III”)	Equity- method investor of InfoExplorer

b.	Significant transactions with the above related parties are summarized as follows:

	March 31
	2009		2008
	Amount	%	Amount	%
1) Receivables

Trade notes and accounts receivable
CHPT	$737	95	$—	—
SNI	—	—	4,552	54
Others	40	5	3,918	46

	$777	100	$8,470	100

2) Payables

Trade notes payable, accounts payable and accrued expenses
TISE	$221,061	81	$79,194	63
III	20,090	8	—	—
Others	8,293	3	8,123	7

	249,444	92	87,317	70

Payable to construction supplier
TISE	22,712	8	37,996	30

	$272,156	100	$125,313	100

3) Advances from customers (include in other current liabilities)

SNI	$2,151	—	$—	—

	Three Months Ended March 31
	2009		2008
	Amount	%	Amount	%
4) Revenues

SKYSOFT	$8,585	—	$6,705	—
Others	3,061	—	6,044	—

	$11,646	—	$12,749	—

	Three Months Ended March 31
	2009		2008
	Amount	%	Amount	%
5) Operating costs and expenses

TISE	$92,367	—	$105,860	—
ELTA	—	—	37,028	—
Others	3,672	—	3,089	—

	$96,039	—	$145,977	—

6) Non-operating income and gains

SNI	$7,163	1	$7,691	1
Others	60	—	—	—

	$7,223	1	$7,691	1

7) Acquisitions of property, plant and equipment

III	$19,920	—	$—	—
TISE	9,779	—	47,647	1
SNI	—	—	755	—

	$29,699	—	$48,402	1

SENAO rents out part of its plant to SNI. The rent is collected monthly. The foregoing transactions with related parties were conducted as arm’s length transactions, except for the transactions with SNI and STEF were determined in accordance with mutual agreements.

29.	PLEDGED ASSETS

The assets are pledged as collaterals for short-term and long-term bank loans and contract deposits by SENAO, CHIEF, SHE and CHTS.

	March 31
	2009	2008
Property, plant and equipment, net	$397,149	$502,292
Leased assets, net	370,443	287,024
Restricted assets	30,343	2,865

	$797,935	$792,181

30.	SIGNIFICANT COMMITMENTS AND CONTINGENCIES

As of March 31, 2009, the Company’s remaining commitments under non-cancelable contracts with various parties were as follows:

a.	Acquisitions of land and buildings of $262,916 thousand.

b.	Acquisitions of telecommunications equipment of $15,541,292 thousand.

c.	Contract to print billing, envelopes and selling gifts of $88,995 thousand.

d.	LED has already contracted to advance sale of land for $1,680,874 thousand, and collected $242,370 thousand according to the contracts.

e.	For the purpose of completion the construction, acquisition of the building construction license and registration ownerships of all buildings for Wan-Xi Project, LED signed the trust deeds with Hua Nan Bank and China Real Estate Management Co., Ltd. for the fund management, property rights and related development to the extent of authority they are given.

Trust assets are as follow:

March 31, 2009
Restricted assets -bank deposits	$71,046
Land held under development	706,176

$777,222

f.	The Company also has non-cancelable operating leases covering certain buildings, computers, computer peripheral equipment and operation system software under contracts that expire in various years. Future lease payments were as follows:

Amount
2009 (from April 1, 2009 to December 31, 2009)	$1,318,776
2010	1,283,709
2011	970,493
2012	714,933
2013 and thereafter	813,629

g.	A commitment to contribute $2,000,000 thousand to a Piping Fund administered by the Taipei City Government, of which $1,000,000 thousand was contributed by Chunghwa on August 15, 1996 (classified as long-term investment - other monetary assets). If the fund is not sufficient, Chunghwa will contribute the remaining $1,000,000 thousand upon notification from the Taipei City Government. Based on Chunghwa’s understanding of the Piping Fund terms, if the project is considered to be no longer necessary by the ROC government, Chunghwa will receive back its proportionate share of the net equity of the Piping Fund upon its dissolution. The Company does not know when its contribution to the Piping Fund will be returned; therefore, the Company did not discount the face amount of its contribution to the Pining Fund.

h.	A portion of the land used by Chunghwa during the period July 1, 1996 to December 31, 2004 was co-owned by Chunghwa and Chunghwa Post Co., Ltd. (the former Chunghwa Post Co., Ltd. directorate General of Postal Service). In accordance with the claims process in Taiwan, on July 12, 2005, the Taiwan Taipei District Court sent a claim notice to Chunghwa to reimburse Chunghwa Post Co., Ltd. in the amount of $767,852 thousand for land usage compensation due to the portion of land usage area in excess of Chunghwa’s ownership and along with interest calculated at 5% interest rate from June 30, 2005 to the payment date. Chunghwa stated that both parties have the right to use co-management land without consideration. Chunghwa Post Co., Ltd. can’t request payment for land compensation. Furthermore, Chunghwa believes that the computation used to derive the land usage compensation amount is inaccurate because most of the compensation amount has expired as result of the expiration clause. Therefore, Chunghwa filed an appeal at the Taiwan Taipei District Court. On March 30, 2009, the Taiwan Taipei District Court rendered its judgment that Chunghwa only need to pay $16,870 thousand along with interest calculated at 5% per annum from July 23, 2005 and 4% of the court fees as of the court judgment compensation. Chunghwa will file an appeal at the Taiwan Taipei District Court within 20 days from the receipt of the copy of the court judgment.

i.	Giga Media filed a civil action against Chunghwa with the Taiwan Taipei District Court (the “Court”) on June 12, 2008. The complaint alleged that Chunghwa infringed Giga Media’s ROC Patent No. I258284 which is a Point-to-Point Protocol over Ethernet (“PPPoE”) technique used to launch fixed IP of ADSL. Giga Media is seeking damages of $500,000 thousand and interest calculated at 5% for the period from one day following the date Chunghwa received the official notification from the Court to the payment date. As of review report date, the case is still in the procedure of the first instance.

31.	FAIR VALUE OF FINANCIAL INSTRUMENTS

a.	Carrying amount and fair value of financial instruments were as follows:

	March 31
	2009		2008
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets
Cash and cash equivalents	$69,152,899	$69,152,899	$75,877,609	$75,877,609
Financial assets at fair value through profit or loss	8,993	8,993	418,169	418,169
Available-for-sale financial assets	17,959,397	17,959,397	20,361,594	20,361,594
Held-to-maturity financial assets - current	515,487	515,487	653,460	653,460
Trade notes and accounts receivable, net	10,932,495	10,932,495	10,443,078	10,443,078
Receivable from related parties	777	777	8,470	8,470
Other current monetary assets	2,134,469	2,134,469	5,990,518	5,990,518
Restricted assets - current	85,256	85,256	2,865	2,865
Investments accounted for using equity method	2,347,725	2,502,140	2,020,219	2,238,924
Financial assets carried at cost	2,537,357	2,537,357	2,276,498	2,276,498
Held-to-maturity financial assets - noncurrent	3,926,522	3,926,522	766,285	766,285
Other noncurrent monetary assets	1,000,000	1,000,000	1,030,000	1,030,000
Refundable deposits	1,298,721	1,298,721	1,385,314	1,385,314
Restricted assets - noncurrent	16,133	16,133	—	—
Liabilities
Short-term loans	274,000	274,000	75,000	75,000
Financial liabilities at fair value through profit or loss	105,672	105,672	3,098,920	3,098,920
Trade notes and accounts payable	8,035,258	8,035,258	8,250,416	8,250,416
Payable from related parties	272,156	272,156	125,313	125,313
Accrued expenses	13,027,613	13,027,613	11,580,113	11,580,113
Amounts collected in trust for others (included in “other current liabilities”)	2,262,345	2,262,345	2,390,190	2,390,190
Payables to equipment suppliers (included in “other current liabilities”)	1,983,429	1,983,429	1,500,889	1,500,889
Payables to contractors (included in “other current liabilities”)	1,114,070	1,114,070	781,358	781,358
Refundable customers’ deposits (included in “other current liabilities”)	997,543	997,543	937,671	937,671

(Continued)

	March 31
	2009		2008
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Hedging derivative financial liabilities (included in “other current liabilities”)	$30,716	$30,716	$13,000	$13,000
Current portion of long-term loans	6,300	6,300	20,000	20,000
Long-term loans	414,528	414,528	37,840	37,840
Customers’ deposits	6,098,836	6,098,836	6,312,104	6,312,104

(Concluded)

b.	Methods and assumptions used in the estimation of fair values of financial instruments:

1)	The fair values of certain financial instruments recognized in the balance sheet generally correspond to the market prices of the financial assets. Because of the short maturities of these instruments, the carrying value represents a reasonable basis to estimate fair values. This method does not apply to the financial instruments discussed in Notes 2, 3, and 4 below.

2)	If the financial assets/liabilities at fair value through profit or loss and the available-for-sale financial assets have quoted market prices in an active market, the quoted market prices are viewed as fair values. If the market price of the available-for-sale financial assets are not readily available, valuation techniques is used incorporating estimates and assumptions that are consistent with prevailing market conditions.

3)	Long-term investments are based on the net asset values of the investments in unconsolidated companies if quoted market prices are not available.

4)	The fair value of long-term loans (including current portion) is discounted based on projected cash flow. The projected cash flows were discounted using the interest rate of similar long-term loans.

c.	Fair value of financial assets and liabilities using quoted market price or valuation techniques were as follows:

	Amount Based on Quoted Market Price		Amount Determined Using Valuation Techniques
	2009	2008	2009	2008
Assets
Financial assets at fair value through profit or loss	$8,993	$418,169	$—	$—
Available-for-sale financial assets	17,959,397	20,361,594	—	—
Hedging derivative financial assets (classified as other current monetary assets)	—	21,679	—	—
Liabilities
Financial liabilities at fair value through profit or loss	105,672	23,795	—	3,075,125
Hedging derivative financial liabilities (classified as other current liabilities)	30,716	13,000	—	—

d.	Information about financial risks

1)	Market risk

The foreign exchange rate fluctuations would result in the Company’s foreign-currency-dominated assets and liabilities and outstanding forward exchange contracts exposed to rate risk.

The fluctuations of market price would result in the index future contracts exposed to price risk.

The financial instruments categorized as available-for-sale financial assets are mainly listed stocks and open-end mutual funds. Therefore, the market risk is the fluctuations of market price. In order to manage this risk, the Company would assess the risk before investing, therefore, no material market risk are anticipated.

2)	Credit risk

Credit risk represents the potential loss that would be incurred by the Company if the counter-parties or third-parties breached contracts. Financial instruments with positive fair values at the balance sheet date are evaluated for credit risk. The counter-parties or third-parties of the aforementioned financial instruments are reputable financial institutions. Management does not expect the Company’s exposure to default by those parties to be material.

3)	Liquidation risk

The Company has sufficient operating capital to meet cash needs upon settlement of derivative financial instruments. Therefore, the liquidation risk is low.

The financial instruments of the Company categorized as available-for-sale financial assets are publicly-traded, easily converted to cash. Therefore, no material liquidation risk are anticipated. The financial instruments categorized as financial assets carried at cost are investments that do not have a quoted market price in an active market. Therefore, material liquidation risk are anticipated.

4)	Cash flow interest rate risk

Chunghwa engages in investments in fixed-interest-rate debt securities. Therefore, cash flows from such securities are not expected to fluctuate significantly due to changes in market interest rates.

In addition, Chunghwa engages in investments in floating-interest-rate debt securities. The changes in market interest rate would impact the floating-interest rate; therefore, cash flows from such securities are expected to fluctuate due to changes in market interest rates.

e.	Fair value hedge

Chunghwa entered into forward exchange contracts is mainly to hedge the fluctuation in exchange rates of beneficiary certificate denominated in foreign currency, which is fair value hedge. The transaction was assessed as highly effective for the three months ended March 31, 2009 and 2008.

Outstanding forward exchange contracts for hedge as of March 31, 2009 and 2008:

	Currency	Maturity Period	Contract Amount (in Thousands)
March 31, 2009

Sell	USD/NTD	2009.04	USD 30,000

March 31, 2008

Sell	USD/NTD	2008.06	USD 65,000
	EUR/NTD	2008.05	EUR 25,000

As of March 31, 2009 and 2008, the forward exchange contract measured at fair value resulting in hedging derivative financial liability of $30,716 thousand and $13,000 thousand (classified as other current liabilities), respectively. As of March 31, 2008, the forward exchange contract measured at fair value resulting in hedging derivative financial asset of $21,679 thousand (classified as other current monetary assets).

32.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the SFC for Chunghwa and its investees:

a.	Financing provided: None.

b.	Endorsement/guarantee provided: None.

c.	Marketable securities held: Please see Table 1.

d.	Marketable securities acquired and disposed of at costs or prices at least $100 million or 20% of the paid-in capital: Please see Table 2.

e.	Acquisition of individual real estate at costs of at least $100 million or 20% of the paid-in capital: None.

f.	Disposal of individual real estate at prices of at least $100 million or 20% of the paid-in capital: None.

g.	Total purchase from or sale to related parties amounting to at least $100 million or 20% of the paid-in capital: Please see Table 3.

h.	Receivables from related parties amounting to $100 million or 20% of the paid-in capital: Please see Table 4.

i.	Names, locations, and other information of investees on which Chunghwa exercises significant influence: Please see Table 5.

j.	Financial transactions: Please see Notes 5 and 31.

k.	Investment in Mainland China: Please see Table 6.

l.	Intercompany relationships and significant intercompany transaction: Please see Table 7.

TABLE 1

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

MARKETABLE SECURITIES HELD

MARCH 31, 2009

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2009							Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)		Percentage of Ownership	Market Value or Net Asset Value
0	Chunghwa Telecom Co., Ltd.	Stocks Senao International Co., Ltd.	Subsidiary	Investments accounted for using equity method	71,773		$1,412,162 (Note 8)	29		$2,806,330		Note 4
		Light Era Development Co., Ltd.	Subsidiary	Investments accounted for using equity method	300,000		2,966,151 (Note 8)	100		2,966,582		Note 1
		Chunghwa Investment Co., Ltd.	Equity-method investee	Investments accounted for using equity method	98,000		832,624	49		908,816		Note 1
		Chunghwa Telecom Singapore Pte. Ltd.	Subsidiary	Investments accounted for using equity method	34,869		768,879 (Note 8)	100		768,879		Note 1
		Chunghwa System Integration Co., Ltd.	Subsidiary	Investments accounted for using equity method	60,000		747,188 (Note 8)	100		654,075		Note 1
		Taiwan International Standard Electronics Co., Ltd.	Equity-method investee	Investments accounted for using equity method	1,760		574,203	40		746,956		Note 1
		CHIEF Telecom Inc.	Subsidiary	Investments accounted for using equity method	37,942		432,049 (Note 8)	69		383,059		Note 1
		InfoExplorer Co., Ltd.	Subsidiary	Investments accounted for using equity method	22,498		280,152 (Note 8)	49		224,208		Note 1
		Donghwa Telecom Co., Ltd.	Subsidiary	Investments accounted for using equity method	51,590		230,393 (Note 8)	100		230,393		Note 1
		Chunghwa International Yellow Pages Co., Ltd.	Subsidiary	Investments accounted for using equity method	15,000		139,935 (Note 8)	100		140,662		Note 1
		Viettel-CHT Co., Ltd.	Equity-method investee	Investments accounted for using equity method	3,000		96,647	33		96,647		Note 1
		Skysoft Co., Ltd.	Equity-method investee	Investments accounted for using equity method	4,438		86,594	30		47,227		Note 1
		KingWaytek Technology Co., Ltd.	Equity-method investee	Investments accounted for using equity method	1,002		74,335	33		19,172		Note 1
		Chunghwa Telecom Global, Inc.	Subsidiary	Investments accounted for using equity method	6,000		70,037 (Note 8)	100		69,665		Note 1
		Spring House Entertainment Inc.	Subsidiary	Investments accounted for using equity method	5,996		46,702 (Note 8)	56		31,854		Note 1
		Chunghwa Telecom Japan Co., Ltd.	Subsidiary	Investments accounted for using equity method	1		11,902 (Note 8)	100		11,901		Note 1
		New Prospect Investments Holdings Ltd. (B.V.I.)	Subsidiary	Investments accounted for using equity method	—	US$	(1 dollar (Note 8))	100	US$	(1 dollar	)	Note 2
		Prime Asia Investments Group Ltd. (B.V.I.)	Subsidiary	Investments accounted for using equity method	—	US$	(1 dollar (Note 8))	100	US$	(1 dollar	)	Note 2
		Taipei Financial Center	—	Financial assets carried at cost	172,927		1,789,530	12		1,408,325		Note 1
		Industrial Bank of Taiwan II Venture Capital Co., Ltd. (IBT II)	—	Financial assets carried at cost	20,000		200,000	17		198,901		Note 1
		Global Mobile Corp.	—	Financial assets carried at cost	12,696		127,018	11		119,777		Note 1
		iD Branding Ventures	—	Financial assets carried at cost	7,500		75,000	8		77,298		Note 1
		PRTI International	—	Financial assets carried at cost	9,234		34,500	12		34,960		Note 1

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2009				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value
		Essence Technology Solution, Inc.	—	Financial assets carried at cost	2,000	$10,000	9	$5,652	Note 1
		Taipei Financial Center	—	Prepayments for long-term investments	28,586	285,859	—	285,859	Note 7

		REITS
		Fubon No. 1 Fund	—	Available-for-sale financial assets	10,000	100,000	—	100,400	Note 4
		Cathay No. 2 REIT	—	Available-for-sale financial assets	2,288	22,880	—	20,523	Note 4
		Gallop No. 1 REIT	—	Available-for-sale financial assets	10,000	100,000	—	70,000	Note 4

		Beneficiary certificates (mutual fund)
		Polaris /P-shares Taiwan Dividend + ETF	—	Available-for-sale financial assets	600	15,000	—	9,606	Note 3
		PCA Well Pool Fund	—	Available-for-sale financial assets	117,079	1,500,000	—	1,517,525	Note 3
		Yuan Ta Wan Tai Bond Fund	—	Available-for-sale financial assets	104,520	1,500,000	—	1,510,280	Note 3
		Mega Diamond Bond Fund	—	Available-for-sale financial assets	126,106	1,500,000	—	1,501,333	Note 3
		Polaris De-Li Fund	—	Available-for-sale financial assets	225,901	3,500,000	—	3,518,953	Note 3
		Fuh-Hwa Bond Fund	—	Available-for-sale financial assets	108,849	1,500,000	—	1,501,186	Note 3
		MFS Meridian Emerging Markets Debt Fund	—	Available-for-sale financial assets	336	208,578	—	219,138	Note 3
		Fidelity US High Yield Fund	—	Available-for-sale financial assets	535	206,588	—	148,180	Note 3
		MFS Meridian Funds-Strategic Income Fund	—	Available-for-sale financial assets	316	132,592	—	120,963	Note 3
		Fidelity Fds Intl Bond	—	Available-for-sale financial assets	14,644	565,387	—	510,581	Note 3
		Credit Suisse BF (Lux) Euro Bond Fund	—	Available-for-sale financial assets	4	55,632	—	65,018	Note 3
		Fidelity European High Yield Fund	—	Available-for-sale financial assets	324	126,425	—	86,192	Note 3
		Parvest Europe Convertible Bond Fond	—	Available-for-sale financial assets	78	443,097	—	328,964	Note 3
		JPMorgan Funds-Global Convertibles Fund (EUR)	—	Available-for-sale financial assets	868	491,450	—	368,274	Note 3
		Parvest Euro Bond	—	Available-for-sale financial assets	39	287,400	—	285,458	Note 3
		Fuh-Hwa Aegis Fund	—	Available-for-sale financial assets	17,813	234,684	—	189,357	Note 3
		AGI Global Quantitative Balanced Fund	—	Available-for-sale financial assets	22,968	267,269	—	234,504	Note 3
		Capital Asset Manager Income	—	Available-for-sale financial assets	11,285	200,000	—	151,875	Note 3
		Fuh Hwa Life Goal Fund	—	Available-for-sale financial assets	6,832	100,000	—	84,595	Note 3
		Fuh Hwa Asia Pacific Balanced	—	Available-for-sale financial assets	7,764	100,000	—	63,820	Note 3
		Asia-Pacific Mega - Trend Fund	—	Available-for-sale financial assets	13,059	175,000	—	113,091	Note 3
		AIG Flagship Global Balanced Fund of Funds	—	Available-for-sale financial assets	25,679	350,000	—	266,550	Note 3
		Franklin Templeton Global Bond Fund of Funds	—	Available-for-sale financial assets	18,089	200,000	—	197,110	Note 3
		Cathay Global Aggressive Fund of Funds	—	Available-for-sale financial assets	14,692	200,000	—	128,700	Note 3
		Polaris Global Emerging Market Funds	—	Available-for-sale financial assets	9,791	150,000	—	80,875	Note 3
		HSBC Global Fund of Bond Funds	—	Available-for-sale financial assets	22,838	250,000	—	239,612	Note 3
		Fubon Taiwan Selected Fund	—	Available-for-sale financial assets	100,000	618,104	—	649,000	Note 3
		HSBC Taiwan Balanced Strategy Fund	—	Available-for-sale financial assets	100,000	769,374	—	758,000	Note 3
		Cathay Chung Hwa No. 1 Fund	—	Available-for-sale financial assets	100,000	710,886	—	652,000	Note 3
		Fuh Hwa Power Fund III	—	Available-for-sale financial assets	100,000	677,182	—	697,000	Note 3
		JPM (Taiwan) JF Balanced Fund	—	Available-for-sale financial assets	2,462	50,000	—	41,068	Note 3
		MFS Meridian Funds-Global Equity Fund (A1 class)	—	Available-for-sale financial assets	253	262,293	—	159,184	Note 3
		Fidelity Fds International	—	Available-for-sale financial assets	128	163,960	—	88,409	Note 3
		Fidelity Fds America	—	Available-for-sale financial assets	937	163,960	—	96,801	Note 3
		JPMorgan Funds-Global Dynamic Fund (B)	—	Available-for-sale financial assets	303	165,640	—	90,391	Note 3
		MFS Meridian Funds-Research International Fund (A1 share)	—	Available-for-sale financial assets	173	131,920	—	70,676	Note 3
		Fidelity Fds Emerging Markets	—	Available-for-sale financial assets	144	122,175	—	50,279	Note 3

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2009				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value
		Credit Suisse Equity Fund (Lux) Global Resources	—	Available-for-sale financial assets	13	$162,990	—	$74,105	Note 3
		Fidelity Euro Balanced Fund	—	Available-for-sale financial assets	879	560,819	—	365,255	Note 3
		Fidelity Fds World	—	Available-for-sale financial assets	295	171,568	—	85,272	Note 3
		Fidelity Fds Euro Blue Chip	—	Available-for-sale financial assets	259	233,543	—	114,061	Note 3
		MFS Meridian Funds - European Equity Fund (A1 share)	—	Available-for-sale financial assets	171	178,920	—	92,138	Note 3
		Henderson Horizon Fund - Pan European Equity Fund	—	Available-for-sale financial assets	230	180,886	—	110,493	Note 3
		JPM (Taiwan) Global Balanced Fund	—	Available-for-sale financial assets	9,071	125,000	—	112,449	Note 3

		Bonds
		Mega Securities Corp. 1st Unsecured Corporate Bonds in 2007	—	Held-to-maturity financial assets	—	150,000	—	150,000	Note 6
		KGI Securities 1st Unsecured Corporate Bonds 2007-B Issue	—	Held-to-maturity financial assets	—	100,000	—	100,000	Note 6
		Mega Financial Holding 1st Unsecured Corporate Bond 2007-B Issue	—	Held-to-maturity financial assets	—	200,000	—	200,000	Note 6
		Mega Securities Corp. 1st Unsecured Corporate Bond 2008-A issue	—	Held-to-maturity financial assets	—	300,000	—	300,000	Note 6
		Taiwan Power Co. 1st Unsecured Bond-B Issue in 2001	—	Held-to-maturity financial assets	—	272,170	—	272,170	Note 6
		Formosa Petrochemical Corp.		Held-to-maturity financial assets		99,852		99,852	Note 6
		Taiwan Power Company 3rd Boards in 2008	—	Held-to-maturity financial assets	—	149,922	—	149,922	Note 6
		GreTai Company 1st Unsecured Corporate Bonds-A issue in 2008	—	Held-to-maturity financial assets	—	100,000	—	100,000	Note 6
		China Development Industrial B	—	Held-to-maturity financial assets	—	197,199	—	197,199	Note 6
		Fubon Financial Holding Company 2005 1st Unsecured Debenture	—	Held-to-maturity financial assets	—	99,304	—	99,304	Note 6
		Formosa Petrochemical Corporation 3rd Unsecured Corporate Bonds Issue in 2008.	—	Held-to-maturity financial assets	—	49,920	—	49,920	Note 6
		Cathay United Bank 9St Financial Debentures-03 Issue in 2004	—	Held-to-maturity financial assets	—	199,877	—	199,877	Note 6
		Hua Nan Commercial Bank the Tenth Subordinate Financial Debentures Issue in 2003	—	Held-to-maturity financial assets	—	200,095	—	200,095	Note 6
		Hua Nan Commercial Bank 2nd of the two Subordinate Financial Debentures Issue in 2004	—	Held-to-maturity financial assets	—	99,925	—	99,925	Note 6
		China Development Industrial Bank 2nd Financial Debentures issue in 2006	—	Held-to-maturity financial assets	—	198,254	—	198,254	Note 6
		China Development Financial Holding Corporation 1st Unsecured Corporate Bonds Issue in 2006	—	Held-to-maturity financial assets	—	202,765	—	202,765	Note 6
		Taiwan Power Company 5th Boards in 2008	—	Held-to-maturity financial assets	—	273,354	—	273,354	Note 6
		Yuanta Unsecured Corporate Bond 2008-A Issue	—	Held-to-maturity financial assets	—	100,054	—	100,054	Note 6
		Formosa Petrochemical Corporation 4th Unsecured Corporate Bonds Issue in 2006	—	Held-to-maturity financial assets	—	301,123	—	301,123	Note 6
		Formosa Petrochemical Corporation Bond Issue in 2006		Held-to-maturity financial assets	—	201,901	—	201,901	Note 6

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2009						Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)		Percentage of Ownership	Market Value or Net Asset Value
		NAN YA Company 2nd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—		$409,197	—		$409,197	Note 6
		NAN YA Company 3rd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—		205,532	—		205,532	Note 6
		Taiwan Power Company 3rd Boards in 2006	—	Held-to-maturity financial assets	—		201,416	—		201,416	Note 6
		China Steel Corporation 2nd Unsecured Corporate Bonds-A Issue in 2008	—	Held-to-maturity financial assets	—		100,036	—		100,036	Note 6
		Enterprise Debt Securitization Cathay United Bank CLO 96-1	—	Held-to-maturity financial assets	—		30,113	—		30,113	Note 6

1	Senao International Co., Ltd.	Senao Networks, Inc.	Equity-method investee	Investments accounted for using equity method	15,152		279,833	44		279,833	Note 1
		N.T.U. Innovation Incubation Corporation	—		1,200		12,000	9		12,725	Note 1

2	CHIEF Telecom Inc.	Unigate Telecom Inc.	Subsidiary	Investments accounted for using equity method	200		1,900 (Note 8)	100		1,900	Note 1
		CHIEF Telecom (Hong Kong) Limited	Subsidiary	Investments accounted for using equity method	400		1,247 (Note 8)	100		1,247	Note 1
		Chief International Corp.	Subsidiary	Investments accounted for using equity method	200		7,117 (Note 8)	100		7,117	Note 1
		eASPNet Inc.	—	Financial assets carried at cost	1,000		—	2		—	Note 1
		3 Link Information Service Co., Ltd.	—	Financial assets carried at cost	374		3,450	10		3,450	Note 1

3	Chunghwa System Integration Co., Ltd.	Concord Technology Corp.	Subsidiary	Investments accounted for using equity method	500	US$	13,797 (407 (Note 8))	100	US$	13,797 (407)	Note 1
		Cathy Global Aggressive Fund of Fund	—	Available-for-sale financial assets	1,233		15,000	—		10,805	Note 3
		Cathy Global Infrastructure Fund	—	Available-for-sale financial assets	1,418		15,000	—		9,348	Note 3

4	Concord Technology Corp.	Glory Network System Service (Shanghai) Co., Ltd.	Subsidiary	Investments accounted for using equity method	500	US$	13,792 (407 (Note 8))	100	US$	13,792 (407)	Note 1

12	Chunghwa Telecom Singapore Pte., Ltd.	ST-2 Satellite Ventures Pte., Ltd.	Equity-method investee	Investments accounted for using equity method	18,102	SG$	403,691 (18,102)	38	SG$	403,489 (18,094)	Note 1

Note 1:	The net asset values of investees were based on unreviewed financial statements.
Note 2:	New Prospect Investments Holdings Ltd. (B.V.I.) and Prime Asia Investments Group Ltd. (B.V.I.) were incorporated in March 2006 and Chunghwa has 100% ownership right in an amount of US$1 in each holding company, but not on operating stage, yet.
Note 3:	The net asset values of beneficiary certification (mutual fund) were based on the net asset values on March 31, 2009.
Note 4:	Market value was based on the closing price of March 31, 2009.
Note 5:	Showing at their original carrying amounts without the adjustments of fair values, except for held-to-maturity financial assets.
Note 6:	The net asset values of investees were based on amortized cost.
Note 7:	Chunghwa prepaid $285,859 thousand cash of this long-term investment in October 2008. TFC expected not being able to collect enough amount of capital increase, therefore its board of director’s meeting, which was held on April 10, 2009, resolved to apply to withdraw the case of capital increase from Financial Supervisory Commission. The related prepayment from its stockholders will be returned within ten days of the approval of withdrawing confirmation from the Financial Supervisory Commission.
Note 8:	The amount was eliminated upon consolidation.

(Concluded)

TABLE 2

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE THREE MONTHS ENDED MARCH 31, 2009

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Beginning Balance			Acquisition			Disposal				Ending Balance
						Shares (Thousands/ Thousand Units)	Amount (Note 1)		Shares (Thousands/ Thousand Units)	Amount		Shares (Thousands/ Thousand Units)	Amount	Carrying Value (Note 1)	Gain (Loss) on Disposal	Shares (Thousands/ Thousand Units)	Amount (Note 1)
0	Chunghwa Telecom Co., Ltd.	Beneficiary certificates (mutual fund)
		Mega Diamond Bond Fund	Available-for-sale financial assets	—	—	—		$—	126,106		$1,500,000	—	$—	$—	$—	126,106		$1,500,000
		Polaris De-Li Fund	Available-for-sale financial assets	—	—	97,388		1,500,000	128513		2,000,000	—	—	—	—	225,901		3,500,000
		Fuh-Hwa Bond Fund	Available-for-sale financial assets	—	—	—		—	108,849		1,500,000	—	—	—	—	108,049		1,500,000
		Sinopia Alternative Funds- Global Bond Market Neutral Fund 600	Available-for-sale financial assets	—	—	—		623,332	—		—	—	684,208	647,917	36,291	—		—

		Bonds
		Taiwan Power Co. 1st Unsecured Bond-B Issue in 2001	Held-to-maturity financial assets	—	—	—		—	—		262,500 (Note 2)	—	—	—	—	—		262,500 (Note 2)
		Formosa Petrochemical Corporation 5th Unsecured Corporate Bonds Issue in 2006	Held-to-maturity financial assets	—	—	—		—	—		200,000 (Note 2)	—	—	—	—	—		200,000 (Note 2)
		Nan Ya Company 3rd Unsecured Corporate Bonds Issue in 2008	Held-to-maturity financial assets	—	—	—		—	—		200,000 (Note 2)	—	—	—	—	—		200,000 (Note 2)
		China Development Financial Holding Corporation 1st Unsecured Corporate Bonds Issue in 2007	Held-to-maturity financial assets	—	—	—		—	—		200,000 (Note 2)	—	—	—	—	—		200,000 (Note 2)

12	Chunghwa Telecom Singapore Pte., Ltd.	Stocks ST-2 Satelite Ventures Pte., Ltd.	Investment accounted for using equipment	—	Equity-method investee	4,735	SG$	108,212 (4,736)	13,367	SG$	302,629 (13,366)	—	—	—	—	18,102	SG$	403,489 (18,094 (Note 3))

Note 1:	Showing at their original carrying amounts without adjustments of fair values.
Note 2:	Stated at its nominal amounts.
Note 3:	The ending balance includes $203 thousand and $7,149 thousand which are investment loss recognized under equity method and cumulative translation adjustments, respectively.

TABLE 3

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE THREE MONTHS ENDED MARCH 31, 2009

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Related Party	Nature of Relationship	Transaction Details				Abnormal Transaction		Notes/Accounts Payable or Receivable
				Purchase/Sale	Amount	% to Total	Payment Terms	Units Price	Payment Terms	Ending Balance (Note 1)	% to Total
0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	Purchase	$1,394,146 (Notes 3 and 4)	5	30-90 days	(Note 2)	(Note 2)	$(582,554 (Note 4))	(7)

1	Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	1,394,357 (Notes 3 and 4)	28	30-90 days	(Note 2)	(Note 2)	582,554 (Note 4)	46

Note 1:	Excluding payment and receipts on behalf of other.
Note 2:	Transaction prices were determined in accordance with mutual agreements.
Note 3:	The difference was because Chunghwa classified the amount as property, plant and equipment and other current assets.
Note 4:	The amount was eliminated upon consolidation.

TABLE 4

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE THREE MONTHS ENDED MARCH 31, 2009

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Related Party	Nature of Relationship	Ending Balance	Turnover Rate (Note 1)	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
						Amounts	Action Taken
0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	$166,222 (Note 2)	10.01	$—	—	$120	$—
1	Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	817,213 (Note 2)	9.57	—	—	3,387	—

Note 1:	Payments and receipts on behalf of other are excluded from the accounts receivable for calculating the turnover rate.
Note 2:	The amount was eliminated upon consolidation.

TABLE 5

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE

FOR THE THREE MONTHS ENDED MARCH 31, 2009

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

No.	Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of March 31, 2009			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)		Note
					March 31, 2009	December 31, 2008	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Sindian City, Taipei	Selling and maintaining mobile phones and its peripheral products	$1,065,813	$1,065,813	71,773	29	$1,412,162 (Note 4)	$280,603	$81,871 (Note 4)		Subsidiary
		Light Era Development Co., Ltd.	Taipei	Housing, office building development, rent and sale services	3,000,000	3,000,000	300,000	100	2,966,151 (Note 4)	(10,432)	(10,283 (Note 4	) )	Subsidiary
		Chunghwa Investment Co., Ltd.	Taipei	Investment	980,000	980,000	98,000	49	832,624	1,744	855		Equity-method investee
		Chunghwa Telecom Singapore Pte., Ltd.	Singapore	Telecommunication wholesale, internet transfer services international data and long distance call wholesales to carriers	779,280	779,280	34,869	100	768,879 (Note 4)	(3,263)	(3,263 (Note 4	) )	Subsidiary
		Chunghwa System Integration Co., Ltd.	Taipei	Providing communication and information aggregative services	838,506	838,506	60,000	100	747,188 (Note 4)	6,646	502 (Note 4)		Subsidiary
		Taiwan International Standard Electronics Co., Ltd.	Taipei	Manufacturing, selling, designing, and maintaining of telecommunications systems and equipment	164,000	164,000	1,760	40	574,203	(69,136)	(19,238)		Equity-method investee
		CHIEF Telecom Inc.	Taipei	Internet communication and internet data center (“IDC”) service	482,165	482,165	37,942	69	432,049 (Note 4)	4,875	4,020 (Note 4)		Subsidiary
		InfoExplorer Co., Ltd.	Banqiae City, Taipei	IT solution provider, IT application consultation, system integration and package solution	283,500	—	22,498	49	280,152 (Note 4)	(3,381)	(3,347 (Note 4	) )	Subsidiary
		Donghwa Telecom Co., Ltd.	Hong Kong	International telecommunications IP fictitious internet and internet transfer services	201,263	201,263	51,590	100	230,393 (Note 4)	1,373	1,373 (Note 4)		Subsidiary
		Chunghwa Yellow Pages Co., Ltd.	Taipei	Yellow pages sales and advertisement services	150,000	150,000	15,000	100	139,935 (Note 4)	29,390	29,390 (Note 4)		Subsidiary
		Viettel-CHT Co., Ltd.	Vietnam	IDC services	91,239	91,239	3,000	33	96,647	(2,394)	(798)		Equity-method investee
		Skysoft Co., Ltd.	Taipei	Providing of music on-line, software, electronic information, and advertisement services	67,025	67,025	4,438	30	86,594	5,340	1,602		Equity-method investee
		KingWaytek Technology Co., Ltd.	Taipei	Publishing books, data processing and software services	71,770	71,770	1,002	33	74,335	(4,486)	(2,887)		Equity-method investee
		Chunghwa Telecom Global, Inc.	United States	International data and internet services and long distance call wholesales to carriers	70,429	70,429	6,000	100	70,037 (Note 4)	(3,531)	(3,405 (Note 4	) )	Subsidiary
		Spring House Entertainment Inc.	Taipei	Network services, producing digital entertainment contents and broadband visual sound terrace development	62,209	62,209	5,996	56	46,702 (Note 4)	2,573	1,589 (Note 4)		Subsidiary
		Chunghwa Telecom Japan Ptd., Ltd.	Japan	Telecom business, information process and information provide service, development and sale of software and consulting services in telecommunication	17,291	6,140	1	100	11,902 (Note 4)	(2,525)	(2,525 (Note 4	) )	Subsidiary
		New Prospect Investments Holdings Ltd. (B.V.I.)	British Virgin Islands	Investment	— (Note 3)	— (Note 3)	—	100	— (Notes 3 and 4)	—	— (Notes 3 and 4)		Subsidiary
		Prime Asia Investments Group Ltd. (B.V.I.)	British Virgin Islands	Investment	— (Note 3)	— (Note 3)	—	100	— (Notes 3 and 4)	—	— (Notes 3 and 4)		Subsidiary
1	Senao International Co., Ltd.	Senao Networks, Inc.	Linkou Hsiang, Taipei	Telecommunication facilities manufactures and sales	206,190	206,190	15,152	44	279,833	27,251	12,118		Equity-method investee

(Continued)

No.	Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount				Balance as of March 31, 2009				Net Income (Loss) of the Investee			Recognized Gain (Loss) (Notes 1 and 2)			Note
					March 31, 2009		December 31, 2008		Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
2	CHIEF Telecom Inc.	Unigate Telecom Inc.	Taipei	Telecommunication and internet service		$2,000		$2,000	200	100		$1,900 (Note 4)		$(65)			$(65) (Note 4)		Subsidiary
		CHIET Telecom (Hong Kong) Limited	Hong Kong	Network communication and engine room hiring		1,678		1,678	400	100		1,247 (Note 4)		(2)			(2) (Note 4)		Subsidiary
		Chief International Corp.	Samoa Islands	Telecommunication and internet service	US$	6,068 (200)	US$	6,068 (200)	200	100		7,117 (Note 4)		273			273 (Note 4)		Subsidiary
3	Chunghwa System Integrated Co., Ltd.	Concord Technology Corp.	Brunei	Providing advanced business solutions to telecommunications	US$	16,179 (500)	US$	16,179 (500)	500	100	US$	13,797 (407 (Note 4))	US$	227 (7)		US$	227 (7 (Note 4))		Subsidiary
4	Concord Technology Corp.	Glory Network System Service (Shanghai) Co., Ltd.	Shanghai	Providing advanced business solutions to telecommunications	US$	16,179 (500)	US$	16,179 (500)	500	100	US$	13,792 (407 (Note 4))	US$	227 (7)		US$	227 (7 (Note 4	) )	Subsidiary
12	Chunghwa Telecom Singapore Pte., Ltd.	ST-2 Satellite Ventures Ptd., Ltd.	Singapore	Operation of ST-2 telecommunication satellite	SG$	410,841 (18,102)	SG$	108,212 (4,735)	18,102	38	SG$	403,489 (18,094)	SG$	(533 ((24	) ))	SG$	(203 ((9	) ))	Equity-method investee

Note 1:	The equity in net income (loss) of investees was based on unreviewed financial statements, except Senao International Co., Ltd.
Note 2:	The equity in net income (loss) of investees includes amortization between the investment cost and net value and unrealized transactions.
Note 3:	New Prospect Investments Holdings Ltd. (B.V.I.) and Prime Asia Investments Group Ltd. (B.V.I.) were incorporated in March 2006 and Chunghwa has 100% ownership right in an amount of US$1 in each holding company, but not on operating stage.
Note 4:	The amount was eliminated upon consolidation.

(Concluded)

TABLE 6

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

INVESTMENT IN MAINLAND CHINA

FOR THE THREE MONTHS ENDED MARCH 31, 2009

(Amounts in Thousands of New Taiwan Dollars, in Thousands of US Dollars)

Investee	Main Businesses and Products	Total Amount of Paid-in Capital		Investment Type	Accumulated Outflow of Investment from Taiwan as of January 1, 2009		Investment Flows			Accumulated Outflow of Investment from Taiwan as of March 31, 2009		% Ownership of Direct or Indirect Investment	Investment Gain (Loss) (Notes 2 and 4)		Carrying Value as of March 31, 2009 (Note 4)		Accumulated Inward Remittance of Earnings as of March 31, 2009
							Outflow		Inflow
Glory Network System Service (Shanghai) Co., Ltd.	Providing advanced business solutions to telecommunications	$ US$	16,179 (500)	Note 1	$ US$	16,179 (500)	$ US$	— (—)	$—	$ US$	16,179 (500)	100%	$ US$	277 (7)	$ US$	13,792 (407)	$—

Accumulated Investment in Mainland China as of March 31, 2009	Investment Amounts Authorized by Investment Commission, MOEA	Upper Limit on Investment Stipulated by Investment Commission, MOEA
$16,179 (US$500)	$16,179 (US$500)	$392,445 (Note 3)

Note 1:	Chunghwa System Integration Co., Ltd. indirectly owns these investees through an investment company registered in a third region.
Note 2:	Recognition of investment gains (losses) was calculated based on the investees’ unreviewed financial statements.
Note 3:	The amount was calculated based on the net assets value of Chunghwa System Integration Co., Ltd.
Note 4:	The amount was eliminated upon consolidation.

TABLE 7

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

INTERCOMPANY RELATIONSHIPS AND SIGNIFICANT TRANSACTIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2009 AND 2008

(Amounts in Thousands of New Taiwan Dollars)

	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)
2009	0	Chunghwa Telecom Co., Ltd.	CHIEF Telecom Inc.	1	Accounts receivable	$24,926	—	—
					Accounts payable	46,950	—	—
					Revenues	65,499	—	—
					Operating costs and expenses	77,954	—	—
			Unigate Telecom Inc.	1	Revenues	638	—	—
			Chunghwa International Yellow Pages Co., Ltd.	1	Accounts receivable	26,907	—	—
					Prepaid expenses	9,079	—	—
					Accounts payable	39,542	—	—
					Advances from customers	3,044	—	—
					Payment of receipts under custody	12,943	—	—
					Revenues	4,181	—	—
					Operating costs and expenses	65,011	—	—
			Senao International Co., Ltd.	1	Accounts receivable	166,222	—	—
					Accounts payable	582,554	—	—
					Payment of receipts under custody	234,659	—	—
					Revenues	92,912	—	—
					Other income	4	—	—
					Operating costs and expenses	1,394,146	—	3
					Property, plant and equipment	250	—	—
			Chunghwa System Integration Co., Ltd.	1	Accounts payable	121,005	—	—
					Revenues	3,112	—	—
					Other income	235	—	—
					Operating costs and expenses	85,278	—	—
					Spare parts	13,299	—	—
					Work in process	1,512	—	—
					Property, plant and equipment	47,186	—	—
			Chunghwa Telecom Global, Inc.	1	Accounts receivable	14,857	—	—
					Accounts payable	11,347	—	—
					Payment of receipts under custody	4,577	—	—
					Revenues	15,363	—	—
					Operating costs and expenses	12,113	—	—
			Donghwa Telecom Co., Ltd.	1	Accounts receivable	48,859	—	—
					Accounts payable	12,451	—	—
					Revenues	23,082	—	—
					Operating costs and expenses	33,729	—	—

(Continued)

No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
				Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)
		Spring House Entertainment Inc.	1	Accounts receivable	$13,409	—	—
				Accounts payable	1,708	—	—
				Payment of receipts under custody	3,568	—	—
				Revenues	698	—	—
				Operating costs and expenses	16,876	—	—
		Light Era Development Co., Ltd.	1	Accounts payable	494	—	—
				Revenues	1,086	—	—
				Deferred credit	1,485,916	—	—
				Deferred debit	171,897	—	—
		InfoExplorer Co., Ltd.	1	Revenues	194	—	—
				Operating costs and expenses	100	—	—
		Chunghwa Telecom Japan Co., Ltd.	1	Accounts receivable	200	—	—
				Revenues	200	—	—
1	Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	2	Accounts receivable	817,213	—	—
				Accounts payable	166,185	—	—
				Revenues	1,394,357	—	3
				Other income	76	—	—
				Operating costs and expenses	92,912	—	—
				Other expenses	4	—	—
		Chunghwa International Yellow Pages Co., Ltd.	3	Operating costs and expenses	440	—	—
2	CHIEF Telecom Inc.	Chunghwa Telecom Co., Ltd.	2	Accounts receivable	46,950	—	—
				Accounts payable	24,926	—	—
				Revenues	77,954	—	—
				Operating costs and expenses	65,499	—	—
		Unigate Telecom Inc.	3	Accounts payable	1,024	—	—
				Revenues	9	—	—
				Operating costs and expenses	1,301	—	—
		Chief International Corp.	3	Advances from customers	576	—	—
				Accounts payable	7,743	—	—
				Unearned receipts	59	—	—
				Revenues	4,720	—	—
				Operating costs and expenses	17,115	—	—
3	Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	2	Accounts receivable	121,005	—	—
				Revenues	147,275	—	—
				Operating costs and expenses	3,347	—	—
		Spring House Entertainment Inc.	3	Accounts receivable	87	—	—
				Revenues	384	—	—
		Chunghwa International Yellow Pages Co., Ltd.	3	Accounts receivable	52	—	—
				Revenues	1,380	—	—
		Light Era Development Co., Ltd.	3	Revenues	2	—	—

(Continued)

No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
				Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)
5	Chunghwa Telecom Global, Inc.	Chunghwa Telecom Co., Ltd.	2	Accounts receivable	$15,924	—	—
				Accounts payable	14,857	—	—
				Revenues	12,113	—	—
				Operating costs and expenses	15,363	—	—
6	Spring House Entertainment Inc.	Chunghwa Telecom Co., Ltd.	2	Accounts receivable	5,276	—	—
				Accounts payable	13,409	—	—
				Revenues	16,876	—	—
				Operating costs and expenses	698	—	—
		Chunghwa System Integration Co., Ltd.	3	Accounts payable	87	—	—
				Property, plant and equipment	384	—	—
7	Unigate Telecom Inc.	Chunghwa Telecom Co., Ltd.	2	Operating costs and expenses	638	—	—
		CHIEF Telecom Inc.	3	Accounts receivable	1,024	—	—
				Revenue	1,301	—	—
				Operating costs and expenses	9	—	—
8	Chunghwa International Yellow Pages Co., Ltd.	Chunghwa Telecom Co., Ltd.	2	Accounts receivable	39,542	—	—
				Receivable of receipts under custody	12,943	—	—
				Prepaid expenses	3,044	—	—
				Accounts payable	26,907	—	—
				Unearned receipts	9,079	—	—
				Revenues	65,011	—	—
				Operating costs and expenses	4,181	—	—
		Senao International Co., Ltd.	3	Revenues	440	—	—
		Chunghwa System Integration Co., Ltd.	3	Accounts payable	52	—	—
				Operating costs and expenses	275	—	—
				Property, plant and equipment	1,105	—	—
9	Donghwa Telecom Co., Ltd.	Chunghwa Telecom Co., Ltd.	2	Accounts receivable	12,451	—	—
				Accounts payable	48,859	—	—
				Revenues	33,729	—	—
				Operating costs and expenses	23,082	—	—

10	Light Era Development Co., Ltd.	Chunghwa Telecom Co., Ltd.	2	Accounts receivable	494	—	—
				Operating costs and expenses	1,086	—	—
				Inventory	1,573,954	—	—
				Leased assets	83,859	—	—
		Chunghwa System Integration Co., Ltd.	3	Operating costs and expenses	2	—	—
11	Chief International Corp.	CHIEF Telecom Inc.	3	Accounts receivable	7,743	—	—
				Prepaid expenses	59	—	—
				Unearned receipts	576	—	—
				Revenues	17,115	—	—
				Operating cost and expenses	4,720	—	—

(Continued)

	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)
	12	InfoExplorer Co., Ltd.	Chunghwa Telecom Co., Ltd.	2	Revenues	$100	—	—
					Operating costs and expenses	194	—	—
	13	Chunghwa Telecom Japan Co., Ltd.	Chunghwa Telecom Co., Ltd.	2	Accounts payable	200	—	—
					Operating costs and expenses	200	—	—
2008	0	Chunghwa Telecom Co., Ltd.	CHIEF Telecom Inc.	1	Accounts receivable	12,472	—	—
					Accounts payable	18,106	—	—
					Payment of receipts under custody	427	—	—
					Revenues	43,468	—	—
					Operating cost and expenses	42,886	—	—
			Unigate Telecom Inc.	1	Accounts receivable	58	—	—
					Revenues	163	—	—
			Chunghwa International Yellow Pages Co., Ltd.	1	Accounts receivable	6,773	—	—
					Accounts payable	3,812	—	—
					Revenues	20,544	—	—
					Operating cost and expenses	11,698	—	—
			Senao International Co., Ltd.	1	Accounts receivable	156,628	—	—
					Accounts payable	662,131	—	—
					Payment of receipts under custody	411,631	—	—
					Payables to constructors	13	—	—
					Revenues	609,801	—	1
					Operating cost and expenses	1,635,051	—	3
					Office supplies	119	—	—
			Chunghwa System Integration Co., Ltd.	1	Accounts payable	124,609	—	—
					Payables to constructors	18,180	—	—
					Revenues	1,323	—	—
					Other income	64	—	—
					Operating cost and expenses	56,891	—	—
					Inventory	44,633	—	—
					Property, plant and equipment	120,164	—	—
			Chunghwa Telecom Global, Inc.	1	Accounts receivable	56,807	—	—
					Accounts payable	16,166	—	—
					Payment of receipts under custody	8,345	—	—
					Revenues	40,552	—	—
					Other income	77	—	—
					Operating cost and expenses	11,532	—	—
			Donghwa Telecom Co., Ltd.	1	Operating cost and expenses	4,182	—	—

(Continued)

No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
				Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)
		Spring House Entertainment Inc.	1	Accounts payable	$7,351	—	—
				Revenues	402	—	—
				Operating cost and expenses	7,001	—	—
		Light Era Development Co., Ltd.	1	Accounts payable	424	—	—
				Revenues	490	—	—
1	Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	2	Accounts receivable	1,073,775	—	—
				Accounts payable	156,628	—	—
				Revenues	1,635,150	—	3
				Other income	20	—	—
				Operating cost and expenses	609,801	—	1
		Chunghwa International Yellow Pages Co., Ltd.	3	Other income	1	—	—
				Operating cost and expenses	631	—	—
2	CHIEF Telecom Inc.	Chunghwa Telecom Co., Ltd.	2	Accounts receivable	14,981	—	—
				Prepaid expenses	3,552	—	—
				Accounts payable	12,272	—	—
				Unearned receipts	200	—	—
				Revenues	42,886	—	—
				Operating cost and expenses	43,468	—	—
		Unigate Telecom Inc.	3	Estimated accounts payable	347	—	—
				Revenues	9	—	—
				Operating cost	981	—	—
3	Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	2	Accounts receivable	142,789	—	—
				Revenues	221,688	—	—
				Operating cost and expenses	1,387	—	—
5	Chunghwa Telecom Global, Inc.	Chunghwa Telecom Co., Ltd.	2	Accounts receivable Accounts payable	24,511 56,807	— —	— —
				Revenues Operating cost and expenses	11,532 40,629	— —	— —
6	Spring House Entertainment Inc..	Chunghwa Telecom Co., Ltd.	2	Accounts receivable	7,351	—	—
				Revenues	7,001	—	—
				Operating cost and expenses	402	—	—
7	Unigate Telecom Inc.	Chunghwa Telecom Co., Ltd.	2	Accounts payable	58	—	—
				Operating cost and expenses	163	—	—
		CHIEF Telecom Inc.	3	Estimated accounts receivable	347	—	—
				Revenues	981	—	—
				Operating expense	9	—	—

(Continued)

No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
				Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)
8	Chunghwa International Yellow Pages Co., Ltd.	Chunghwa Telecom Co., Ltd.	2	Accounts receivable	$3,812	—	—
				Accounts payable	6,773	—	—
				Revenues	11,698	—	—
				Operating cost and expense	20,544	—	—
		SENAO International Co., Ltd.	3	Revenues	631	—	—
				Other expenses	1	—	—
9	Donghwa Telecom Co., Ltd.	Chunghwa Telecom Co., Ltd.	2	Revenues	4,182	—	—
10	Light Era Development Co., Ltd.	Chunghwa Telecom Co., Ltd.	2	Accounts receivable	424	—	—

Note 1:	Significant transactions between the Company and its subsidiaries or amount subsidiaries are numbered as follows:
a. “0” for the Company.
b. Subsidiaries are numbered from “1”.
Note 2:	Related party transactions are divided into three categories as follows:
a. The Company to subsidiaries.
b. Subsidiaries to the Company.
c. Subsidiaries to subsidiaries.
Note 3:	Except part transaction prices of SENAO, CHIEF and CIYP were determined in accordance with mutual agreements, the foregoing transactions with related parties were conducted under normal commercial terms.
Note 4:	For assets and liabilities, amount is shown as a percentage to consolidated total assets as of March 31, 2009, while revenues, costs and expenses are shown as a percentage to consolidated total operating revenues for the three months ended March 31, 2009.
Note 5:	The amount are eliminated upon consolidation.

(Concluded)

Exhibit 4

                                                                         Chunghwa Telecom Co., Ltd. and

                                                                         Subsidiaries

                                                                         GAAP Reconciliations of

                                                                         Consolidated Financial Statements for the

                                                                         Three Months Ended March 31, 2008 and 2009

1.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING POLICIES FOLLOWED BY THE COMPANY AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES OF AMERICA (UNAUDITED) (AMOUNTS IN MILLIONS OF NEW TAIWAN DOLLARS, UNLESS STATED OTHERWISE)

The following is a reconciliation of consolidated net income and stockholders’ equity under ROC GAAP as reported in the unaudited consolidated financial statements to unaudited consolidated net income and stockholders’ equity determined under US GAAP. For the descriptions of principal differences between ROC GAAP and US GAAP, please refer to Form 20-F filed with the Securities and Exchange Commission of the United States (the “SEC”) on April 22, 2009 (File No. 001-31731). Certain additional adjustments impacting the reconciliation but not included in the SEC Form 20-F referenced above have been included in the notes to the reconciliation below.

1)	Net Income Reconciliation

	Three Months Ended March 31
	2008 As Adjusted (Note 2, Below)	2009
	NT$	NT$
Consolidated net income based on ROC GAAP	$10,930	$10,987
Adjustment:
a. Property, plant and equipment
1. Adjustments of gains and losses on disposal of property, plant and equipment	(12)	1
2. Adjustments for depreciation expenses	85	53
b. 10% tax on unappropriated earnings	(994)	(998)
c. Employee bonuses and remuneration to directors and supervisors	—	—
d. Revenues recognized from deferred income of prepaid phone cards	212	195
e. Revenues recognized from deferred one-time connection fees	480	398
f. Share-based compensation (Note 1)	(5)	(5)
g. Defined benefit pension plan	—	—
i. Income tax effect of US GAAP adjustments	(216)	(191)
Noncontrolling interests of acquired subsidiary (Note 3)	—	(3)
Other minor GAAP differences not listed above	(14)	(12)

Net adjustment	(464)	(562)

Consolidated net income based on US GAAP	$10,466	$10,425

Attributable to
Stockholders of the parent	$10,279	$10,251
Noncontrolling interests	187	174

	$10,466	$10,425

Basic earnings per common share	$1.06	$1.06

Diluted earnings per common share	$1.06	$1.06

(Continued)

	Three Months Ended March 31
	2008 As Adjusted (Note 2, Below)	2009
	NT$	NT$
Weighted-average number of common shares outstanding (in 1,000 shares)	$9,653,355	$9,661,309

Net income per pro forma equivalent ADSs
Basic	$10.65	$10.61

Diluted	$10.65	$10.59

Weighted-average number of pro forma equivalent ADSs (in 1,000 shares)	$965,336	$966,131

(Concluded)

2)	Stockholders’ Equity Reconciliation

	March 31
	2008 As Adjusted (Note 2, Below)	2009
	NT$	NT$
Total stockholders’ equity based on ROC GAAP	$407,858	$391,099
Adjustment:
a. Property, plant and equipment
1. Capital surplus reduction	(60,168)	(60,168)
2. Adjustment on depreciation expenses, and disposal gains and losses	3,718	4,013
3. Adjustments of revaluation of land	(5,823)	(5,813)
b. 10% tax on unappropriated earnings	(5,333)	(5,145)
c. Employee bonuses and remuneration to directors and supervisors	(1,006)	—
d. Deferred income of prepaid phone cards
1. Capital surplus reduction	(2,798)	(2,798)
2. Adjustment on deferred income recognition	1,339	2,120
e. Revenues recognized from deferred one-time connection fees
1. Capital surplus reduction	(18,487)	(18,487)
2. Adjustment on deferred income recognition	11,717	13,554
f. Share-based compensation
1. Adjustment on capital surplus	15,667	15,688
2. Adjustment on retained earnings	(15,667)	(15,688)
g. 1. Accrual for accumulative other comprehensive income under US SFAS No. 158	33	22
2. Accrual for pension cost	(32)	(29)
h. Adjustment for pension plan upon privatization
1. Adjustment on capital surplus	1,782	1,782
2. Adjustment on retained earnings	(9,665)	(9,665)

(Continued)

	March 31
	2008 As Adjusted (Note 2, Below)	2009
	NT$	NT$
i. Income tax effect of US GAAP adjustments	$6,747	$6,028
Noncontrolling interests of acquired subsidiary (Note 3)	—	56
Other GAAP differences not listed above	210	181

Net adjustment	(77,766)	(74,349)

Total stockholders’ equity based on US GAAP	$330,092	$316,750

Attributable to
Stockholders of the parent	$327,222	$313,216
Noncontrolling interests	2,870	3,534

	$330,092	$316,750

(Concluded)

3)	Cash Flows Differences

The Company applies R.O.C. SFAS No. 17, “Statement of Cash Flows”. Its objectives and principles are similar to those set out in U.S. SFAS No. 95, “Statement of Cash Flows”. The principal differences between the two standards relate to classification. Cash flows from investing activities for changes in other assets, and cash flows from financing activities for changes in customer deposits, other liabilities and cash bonuses paid to employees, directors and supervisors are reclassified to operating activities under U.S. SFAS No. 95.

Note 1:

In August 2007, the ARDF issued ROC SFAS No. 39, “Accounting for Share-based Payment”, which require companies to record share-based payment transactions granted on or after January 1, 2008 using fair value method. There is no impact of the adoption this statement since the Company did not grant options on or after January 1, 2008.

Note 2:

Prior to the adoption of SFAS No. 160,” “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51” (SFAS No. 160), the noncontrolling interests in the income of subsidiaries is deducted in arriving at net income. Upon the adoption of SFAS No. 160 beginning from January 1, 2009, the noncontrolling interests forms part of net income. In addition, prior to the adoption of SFAS No. 160, the noncontrolling interests in subsidiaries is classified as mezzanine equity. Upon the adoption SFAS No. 160 beginning from January 1, 2009, the non-controlling interest in subsidiaries is classified as a separate component of shareholders’ equity and the presentation and disclosure requirements of SFAS No. 160 are applied retrospectively for all periods presented. Therefore, from January 1, 2009, there are no differences in presentation for non-controlling interest (or minority interest as referred to under ROC GAAP) between ROC GAAP and US GAAP.

Note 3:

The adjustment to Net Income for the three months ended March 31, 2009 and to Stockholders’ Equity as of March 31, 2009 represents a difference between ROC GAAP and US GAAP for the accounting for business combinations. Under ROC GAAP, the noncontrolling interest in the acquiree is measured at historical cost whereas under US GAAP, the noncontrolling interest in the acquiree is measured at fair value at acquisition date upon the adoption of SFAS No. 141R, “Business Combination” beginning from January 1, 2009. Such adjustment for the three-month period ended March 31, 2009 was caused by the Company’s acquisition of IFE in January 2009. The adjustment to ROC GAAP net income represents additional depreciation and amortization expense recognized under US GAAP due to the difference between the measurement of noncontrolling interests at historical cost and fair value. The adjustment to stockholders’ equity represents the difference for the measurement of noncontrolling interests at historical cost and fair value after the aforementioned net income adjustment.

Note 4:	There are significant differences in the classification of items on the statements of income under ROC GAAP and US GAAP. These include:

(1)	Incentives paid to third party dealers for inducing business:

- Under ROC GAAP:    Such account is included in operating expenses.

- Under US GAAP:    Such account is included in cost of revenues.

(2)	Gains (losses) on disposal of property, plant and equipment and other assets:

- Under ROC GAAP:    Such account is included in non-operating income (expenses).

- Under US GAAP:    Such account is included in cost of revenues.

2.	RECENT ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

In April 2009, the FASB issued three related Staff Positions (“FSPs”): (i) FSP FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability have Significantly Decreased and Identifying Transactions That Are Not Orderly”, or FSP FAS 157-4, (ii) FSP FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments”, or FSP FAS 115-2 and FAS 124-2, and (iii) FSP FAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments”, or FSP FAS107 and APB 28-1, which will be effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. FSP FAS 157-4 provides guidance on how to determine the fair value of assets and liabilities under SFAS 157 in the current economic environment and reemphasizes that the objective of a fair value measurement remains an exit price. If we were to conclude that there has been a significant decrease in the volume and level of activity of the asset or liability in relation to normal market activities, quoted market values may not be representative of fair value and we may conclude that a change in valuation technique or the use of multiple valuation techniques may be appropriate. FSP FAS115-2 and FAS 124-2 modify the requirements for recognizing other-than-temporarily impaired debt securities and revise the existing impairment model for such securities, by modifying the current intent and ability indicator in determining whether a debt security is other-than-temporarily impaired. FSP FAS 107 and APB 28-1 enhance the disclosure of instruments under the scope of SFAS 157 for both interim and annual periods. The Company will not adopt the provisions of these FSPs until April 1, 2009 and the Company is currently evaluating the impact of these FSPs on its consolidated financial statements.

In December 2008, the FASB issued FSP SFAS 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets,” which provides additional guidance on employers’ disclosures about the plan assets of defined benefit pension or other postretirement plans. FAS 132(R)-1 clarifies the disclosures about fair value measurement of pension or other postretirement plant assets are not within the scope of the disclosures requirements of SFAS 157. The disclosures required by FSP FAS 132(R)-1 include a description of how investment allocation decisions are made, major categories of plan assets, valuation techniques used to measure the fair value of plan assets, the impact of measurements using significant unobservable inputs and concentrations of risk within plan assets. The disclosures about plan assets required by this FSP shall be provided for fiscal years ending after December 15, 2009. For the Company, FSP FAS 132(R)-1 will be effective for its 2009 fiscal year and will result in additional disclosures related to the assets of defined benefit pension plans in notes to its consolidated financial statements.